UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated April 17, 2017

Commission File Number 001-35785

Sibanye Gold Limited

(Translation of Registrant’s name into English)

Libanon Business Park

1 Hospital Street (off Cedar Avenue)

Libanon, Westonaria, 1780

South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F                                                 ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Sibanye Gold Limited is filing this Report on Form 6-K.

PRESENTATION AND INCORPORATION BY REFERENCE OF FINANCIAL INFORMATION AND OTHER DATA

On 6 October 2015 Sibanye Gold Limited (“Sibanye”) announced a cash offer of US$0.195 per share for the entire issued share capital of Aquarius Platinum Limited (“Aquarius”) (the “Aquarius Transaction”), valuing Aquarius at US$294 million. The transaction was subject to the fulfilment of various conditions precedent which were completed on 12 April 2016, when Sibanye paid R4,301.5 million to the Aquarius shareholders and obtained control (100%) of Aquarius.

On 9 September 2015, Sibanye announced that it had entered into written agreements with Rustenburg Platinum Mines Limited (“RPM”), a wholly owned subsidiary of Anglo American Platinum to acquire the Bathopele, Siphumelele (including Khomanani), and Thembelani (including Khuseleka) mining operations, two concentrating plants, an on-site chrome recovery plant, the Western Limb Tailings Retreatment Plant, associated surface infrastructure and related assets and liabilities on a going concern basis, including normalised levels of working capital (the “Rustenburg Operations”) (the “Rustenburg Operations Transaction”). The purchase consideration comprises an upfront payment of R1.5 billion at the closing of the Rustenburg Operations Transaction (“Closing”) and a deferred payment calculated as being equal to 35% of the distributable free cash flow generated by the Rustenburg Operations over a six year period from the later of Closing or 1 January 2017 (“Deferred Payment”), subject to a minimum payment of R3.0 billion. In addition to the Deferred Payment, which allows for a favourable extended payment period; should the Rustenburg Operations generate negative distributable free cash flows in either 2016, 2017 or 2018, RPM will be required to pay up to R267 million per annum to ensure that the free cash flow for the relevant year is equal to zero. On 19 October 2016, Sibanye obtained consent in terms of section 11 of the Mineral and Petroleum Resources Development Act for the transfer of the mining right and prospecting right pursuant to the Rustenburg Operations Transaction, and control of the Rustenburg Operations on this date.

On 9 December 2016 Sibanye entered into a definitive agreement to acquire all of the outstanding common stock of Stillwater Mining Company (“Stillwater”) for US$18.00 per share, or US$2,200 million (approximately R30 billion) in cash (the “Stillwater Transaction”).

We are filing herewith the financial information of Aquarius and the Rustenburg Operations as well as the unaudited pro forma condensed combined financial information to illustrate the effects of each of the completed acquisitions of Aquarius, the Rustenburg Operations and pending acquisition of Stillwater.

The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S- X. The unaudited pro forma adjustments reflecting the anticipated transaction have been prepared in accordance with business combination accounting guidance as provided in IFRS 3 Business Combinations and reflect the preliminary allocation of the purchase price to the acquired assets and liabilities based upon a preliminary estimate of fair values, using available information and the assumptions set forth in the notes to the unaudited pro forma condensed consolidated financial statements.

Financial Information of Aquarius

The consolidated financial statements of Aquarius and its subsidiaries are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements comprise the accounts of Aquarius and its controlled subsidiaries, after the elimination of all material intercompany balances and transactions.

Aquarius has prepared the consolidated financial statements as at 30 June 2015 and 2014, and for the years ended 30 June 2015, 2014 and 2013, included elsewhere in this Form 6-K, in accordance with IFRS as issued by the IASB, and audited by its independent auditors, and the unaudited consolidated financial statements as at and for the six months ended 31 December 2015 and 2014, included elsewhere in this Form 6-K, in accordance with the framework concepts and the measurement and recognition requirements of IFRS as issued by the IASB and, as a minimum, contain the information required by International Auditing Standards 34 Interim Financial Reporting (“IAS 34”). Sibanye’s acquisition of Aquarius was completed on 12 April 2016 and the financial information relating to Aquarius has been consolidated into Sibanye’s consolidated financial information since that date.

Financial Information of the Rustenburg Operations

RPM has prepared the abbreviated financial statements as at and for the six months ended 30 June 2016, included elsewhere in this Form 6-K, in accordance with IAS 34, and the abbreviated financial statements as at and for the fiscal years ended 31 December 2015, 2014 and 2013, included elsewhere in this Form 6-K, in accordance with IFRS as issued by the IASB, and audited by its independent auditors. The abbreviated financial statements have been derived from the operating activities directly attributed to the Rustenburg Operations that have been disposed of to Sibanye from RPM’s books and records. On 19 October 2016, Sibanye obtained consent in terms of section 11 of the Mineral and Petroleum Resources Development Act for the transfer of the mining right and prospecting right pursuant to the Rustenburg Operations Transaction, and control of the Rustenburg Operations on this date. The effective date of the implementation of the transaction was 1 November 2016, when Sibanye took over legal ownership and management of the Rustenburg Operations.

Financial Information of Sibanye

Sibanye incorporates by reference in this Form 6-K the section entitled “Annual Financial Report–Annual Financial Statements” from its annual report on Form 20-F, filed with the SEC on 7 April 2017 (File No. 1-35785). Sibanye’s consolidated financial statements as of 31 December 2016, 2015 and 2014, and for each of the years then ended, incorporated by reference in this Form 6-K, have been prepared in accordance with IFRS as issued by the IASB, and audited by its independent registered public accounting firm.

Financial information of Stillwater

Sibanye incorporates by reference in this Form 6-K the section entitled “Item 8: Consolidated Financial Statements and Supplementary Data” from Stillwater’s annual report on Form 10-K filed with the SEC on 16 February 2017 (File No. 1-13053):

Stillwater’s consolidated financial statements as of 31 December 2016 and 2015, and for the each of the years in the three-year period ended 31 December 2016 have been prepared in accordance with U.S. GAAP and audited by its independent registered public accounting firm.

Any statement contained in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Form 6-K to the extent that a statement contained herein (or in a later document which is incorporated by reference herein) modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Form 6-K.

Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information for Sibanye set out in this report has been prepared to illustrate the effects of each of the acquisitions of Aquarius, the Rustenburg Operations and the pending acquisition of Stillwater as if they each had occurred on 1 January 2016 for the unaudited pro forma condensed combined income statement for the year ended 31 December 2016 and the effect of the pending acquisition of Stillwater as if it had occurred on 31 December 2016 for the unaudited pro forma condensed combined statement of financial position as at 31 December 2016. The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and does not reflect our actual financial position or results of operations or cash flows in any period, including future periods. The unaudited pro forma adjustments and unaudited consolidated pro forma financial data set out in this report are based on available information and certain assumptions and estimates that Sibanye believes are reasonable and may differ from actual adjusted amounts. A final determination of the fair value of the assets and liabilities of the Rustenburg Operations and Stillwater that have been or will be acquired in the acquisitions, will be based on the actual net tangible and intangible assets of these businesses that have been or will be acquired in the acquisitions that  existed as of the date of completion of the applicable acquisition. Accordingly, the pro forma purchase price adjustments are preliminary, subject to further adjustments, and have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information presented below. Adjustments to the preliminary estimates are expected to occur and these adjustments could have a material impact on the accompanying unaudited pro forma condensed combined financial information, although we do not expect the adjustments to have a material effect on the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial information as at and for the year ended 31 December 2016 has been prepared on the basis set out in the notes in “Unaudited Pro Forma Condensed Combined Financial Information” and has been derived from our historical consolidated financial statements, which have been prepared in accordance with IFRS, combined with the consolidated financial statements of Aquarius and the abbreviated financial statements of the Rustenburg Operations, which have been prepared in accordance with IAS 34, and the consolidated financial statements of Stillwater which have been prepared in accordance with U.S. GAAP as set out in the notes in “Unaudited Pro Forma Condensed Combined Financial Information” (in each case, which has been extracted from the respective underlying historical financial information incorporated by reference or included elsewhere in this report).

Currency

In this report, “R”, “Rand” and “rand” refer to the South African Rand and “Rand cents” refers to subunits of the South African Rand, “$”, “U.S.$”, “U.S. dollars” and “dollars” refer to United States dollars and “U.S. cents” refers to subunits of the U.S. dollar.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information set out below has been prepared to illustrate the effects of each of the acquisitions of Aquarius, the Rustenburg Operations and Stillwater as if they each had occurred on 1 January 2016 for the unaudited pro forma condensed combined income statement for the year ended 31 December 2016 and the effects of the acquisition of Stillwater (the “Acquisition”) as if it had occurred on 31 December 2016 for the unaudited pro forma condensed combined statement of financial position as at 31 December 2016 (together with the Aquarius and Rustenburg Operations acquisitions, the “Acquisitions”). The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and does not reflect our actual financial position or results of operations or cash flows in any period, including future periods.

The unaudited pro forma condensed combined financial information as at and for the year ended 31 December 2016 has been prepared on the basis set out in the notes below and has been derived from our historical consolidated financial statements, which have been prepared in accordance with IFRS, combined with the consolidated financial statements of Aquarius and the abbreviated financial statements of the Rustenburg Operations, which have been prepared in accordance with IAS 34, and the consolidated financial statements of Stillwater which have been prepared in accordance with U.S. GAAP as set out in the notes below (in each case, which has been extracted from the respective underlying historical financial information incorporated by reference or included elsewhere in this report).

The historical financial information has been adjusted to give pro forma effect to events that are: (a) directly attributable to the acquisitions, (b) factually supportable, and (c) expected to have a continuing impact on the combined results. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed, and have been prepared to illustrate the estimated effects of the acquisitions and certain other adjustments. The final determination of the purchase price allocation will be based on the fair values of assets acquired and liabilities assumed as of the date the acquisition closes, and could result in material changes to the unaudited pro forma condensed consolidated financial information, including goodwill.

The unaudited pro forma condensed combined financial information has been compiled using the significant accounting policies as set forth in Sibanye’s consolidated financial statements for the year ended 31 December 2016. Adjustments were made to convert the consolidated financial statements of Stillwater from U.S. GAAP to IFRS, to conform presentation to Sibanye’s classification of certain assets and liabilities and to translate the U.S. dollars amounts into South African Rand, as set out in the notes. For purposes of the unaudited pro forma condensed combined consolidated financial information, adjustments arising as part of the acquisitions and financing arrangement are described in notes 21 and 22 of the unaudited pro forma condensed combined income statement, and notes 12, 13 and 18 of the unaudited pro forma condensed combined statement of financial position.

The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and does not reflect our actual financial position or results of operations or cash flows in any period, including future periods.

The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma adjustments reflecting the anticipated transaction have been prepared in accordance with business combination accounting guidance as provided in IFRS 3 Business Combinations and reflect the preliminary allocation of the purchase price to the acquired assets and liabilities based upon a preliminary estimate of fair values, using available information and the assumptions set forth in the notes to the unaudited pro forma condensed consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2016

		Adjustments due to the Acquisitions
	Before(1)	Aquarius’ pre- acquisition results (2)		The Rustenburg Operations’ pre- acquisition results(4)		Stillwater’s results(9)		Other pro forma adjustments		Pro forma combined total(28)
		Pro forma		Pro forma		Pro forma		Pro forma		Pro forma
	(R in millions, unless otherwise stated)
Revenue	31,240.7	697.3		7,338.6	(5)	10,442.4		—		49,719.0
Operating costs	(20,709.1)	(567.1	)(3)	(7,550.6	)(6)	(8,220.8	)(18)	—		(37,047.6)
Operating profit	10,531.6	130.2		(212.0)		2,221.6		—		12,671.4
Amortisation and depreciation	(4,041.9)	(62.0	)(3)	(110.5	)(6)	(1,284.3	)(18)	(1,064.9	)(21)	(6,563.6)
Net operating profit	6,489.7	68.2		(322.5)		937.3		(1,064.9)		6,107.8
Interest income	331.4	—		12.4		61.9		—		405.7
Finance expenses	(903.1)	(15.3)		(61.8)		(232.3)		(3,357.8	)(22)	(4,570.3)
Share-based payments	(496.2)	—		—		(54.3	)(19)	—		(550.5)
Loss on financial instruments	(1,032.8)	—		—		(1,376.5	)(20)	1,386.5	(23)	(1,022.8)
Gain on foreign exchange differences	219.6	(5.9)		0.4	(7)	(8.5)				205.6
Share of results of equity-accounted investees after tax	13.3	(88.7)		—		—		—		(75.4)
Other income	131.9	—		11.5	(7)	1.7				145.1
Other costs	(490.6)	(202.1)		(84.7	)(8)	(407.1	)(19)	—		(1,184.5)
Gain on disposal of property, plant and equipment	95.4	—		—		2.2		—		97.6
Impairments	(1,381.1)	(128.7)		—		(56.7)		—		(1,566.5)
Gain on acquisition	2,428.0	—		—		—		—		2,428.0
Restructuring costs	(187.7)	—		(95.2	)(8)	—		—		(282.9)
Transaction costs	(157.0)	—		—		—		148.6	(24)	(8.4)
Profit/(loss) before royalties and tax	5,060.8	(372.5)		(539.9)		(1,132.3)		(2,887.6)		128.5
Royalties	(546.6)	—		(118.2	)(6)	—		—		(664.8)
Profit/(loss) before tax	4,514.2	(372.5)		(658.1)		(1,132.3)		(2,887.6)		(536.3)
Mining and income tax	(1,243.2)	4.6		184.3		(97.3)		310.3		(841.3)
– Current tax	(1,111.8)	4.6		—		(119.2)		(85.3	)(25)	(1,311.7)
– Deferred tax	(131.4)	—		184.3	(5)	21.9		395.6	(26)	470.4
Profit/(loss) for the period	3,271.0	(367.9)		(473.8)		(1,229.6)		(2,577.3)		(1,377.6)
Profit for the period attributable to:
– Owners of Sibanye	3,701.6	(367.0)		(473.8)		(1,229.6)		(2,577.3)		(946.1)
– Non-controlling interests	(430.6)	(0.9)		—		—		—		(431.5)

Earnings per ordinary share (cents)
Basic EPS	402									(103)
Diluted EPS	401									(103)

Weighted average number of shares (‘000)	921,733									921,733
Diluted weighted average number of shares (‘000)	923,894									923,894

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OTHER COMPREHENSIVE INCOME FOR THE YEAR ENDED 31 DECEMBER 2016

		Adjustments due to the Acquisitions
	Before(1)	Aquarius’ pre- acquisition results (2)	The Rustenburg Operations’ pre- acquisition results(4)	Stillwater’s results(9)	Other pro forma adjustments		Pro forma combined total(28)
		Pro forma	Pro forma	Pro forma	Pro forma		Pro forma
	(R in millions, unless otherwise stated)
Profit for the period	3,271.0	(367.9)	(473.8)	(1,229.6)	(2,577.3)		(1,377.6)
Other Comprehensive income items that may be reclassified to profit or loss, net of tax	(131.4)	86.6	—	(0.2)	2,855.3		2,810.3
Foreign currency translation	(131.4)	86.6		—	2,855.3	(27)	2,810.5
Net unrealized loss on investments available-for-sale and deferred compensation	—			(0.2)	—		(0.2)
Other Comprehensive income for the year, net of tax	3,139.6	(281.3)	(473.8)	(1,229.8)	278.0		1,432.7
Other Comprehensive income for the year, net of tax attributable to:
– Owners of Sibanye	3,570.2	(278.3)	(473.8)	(1,229.8)	278.0		1,866.3
– Non-controlling interests	(430.6)	(3.0)		—	—		(433.6)

Notes:

(1)	The “Before” financial information is based on Sibanye’s audited consolidated financial statements for the year ended 31 December 2016 incorporated by reference in this Form 6-K.

(2)

The “Aquarius’ pre-acquisition results” pro forma financial information is based on the difference between Aquarius’s unaudited consolidated statement of comprehensive income for the nine months ended 31 March 2016 derived from the underlying accounting records and six months ended 31 December 2015, translated to South African Rand at the average exchange rate for the three months ended 31 March 2016, being R15.79/US$, as detailed below. Aquarius’s unaudited consolidated statement of comprehensive income for the six months ended 31 December 2015 is included elsewhere in this Form 6-K.

		Aquarius’ pre-acquisition results
		for the nine months ended 31 March 2016	for the six months ended 31 December 2015	for the three months ended 31 March 2016	for the three months ended 31 March 2016
		US$ thousand	US$ thousand	US$ thousand	R millions
	CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
	Revenue	122,487	78,328	44,159	697.3
	Cost of sales	(131,099)	(91,255)	(39,844)	(629.1	)(3)
	Net operating profit	(8,612)	(12,927)	4,315	68.2
	Other income	30	30	—	—
	Administrative costs	(16,716)	(3,915)	(12,801)	(202.1)
	Foreign exchange gain/(loss)	1,934	2,306	(372)	(5.9)
	Finance costs	(8,310)	(7,342)	(968)	(15.3)
	Impairment losses	(21,859)	(13,706)	(8,153)	(128.7)
	Profit on sale of assets	4,473	4,473	—	—
	BEE partner guarantee	(166)	(166)	—	—
	Share of loss from joint venture entities	(58,612)	(52,993)	(5,619)	(88.7)
	Loss before income tax	(107,838)	(84,240)	(23,598)	(372.5)
	Income tax benefit/(expense)	7,651	7,358	293	4.6
	Net loss	(100,187)	(76,882)	(23,305)	(367.9)

	Other Comprehensive income that may be recycled to profit or loss
	Total other comprehensive income	(33,489)	(38,976)	5,487	86.6
	Foreign currency translation adjustments	(33,489)	(38,976)	5,487	86.6
	Total comprehensive loss	(133,676)	(115,858)	(17,818)	(281.3)

	Loss for the period is attributable to:
	– Equity holders of Aquarius	(99,314)	(76,069)	(23,245)	(367.0)
	– Non-controlling interests	(873)	(813)	(60)	(0.9)

	Total comprehensive loss for the period is attributable to:
	– Equity holders of Aquarius	(133,207)	(115,580)	(17,627)	(278.3)
	– Non-controlling interests	(469)	(278)	(191)	(3.0)

(3)	Amortisation and depreciation of R62.0 million has been reclassified from costs of sales to amortisation and depreciation in line with Sibanye’s reporting principles.
(4)

The “The Rustenburg Operations’ pre-acquisition results” pro forma financial information is based on the unaudited abbreviated statement of direct expenses for the six months ended 30 June 2016 and four months ended 31 October 2016 adjusted for revenue and deferred tax, as detailed below. The Rustenburg Operations’ unaudited abbreviated statement of direct expenses for the six months ended 30 June 2016 is included elsewhere in this Form 6-K. The unaudited historical financial information of the Rustenburg Operations for the four months ended 31 October 2016 has been extracted from its accounting records, prepared in accordance with the recognition and measurement principles of IFRS.

		The Rustenburg Operations’ pre-acquisition results
		Historical financial information for the six months ended 30 June 2016	Historical financial information for the four months ended 31 October 2016	Adjustments		for the 10 months ended 31 October 2016	for the 10 months ended 31 October 2016
		R	R	R		R	R millions
	STATEMENT OF DIRECT EXPENSES
	Revenue			7,338,578,502	(5)	7,338,578,502	7,338.6
	Cost of sales	(4,452,501,026)	(3,326,831,290)	—		(7,779,332,316)	(7,779.3	)(6)
	Gross loss on metal sales	(4,452,501,026)	(3,326,831,290)	7,338,578,502		(440,753,814)	(440.7)
	Other operating income	6,640,874	5,285,954	—		11,926,828	11.9	(7)
	Restructuring and care and maintenance costs	(148,628,292)	(31,277,005)	—		(179,905,297)	(179.9	)(8)
	Operating loss	(4,594,488,444)	(3,352,822,341)	7,338,578,502		(608,732,283)	(608.7)
	Interest expense	(29,868,310)	(31,974,867)	—		(61,843,177)	(61.8)
	Interest received	—	12,451,554	—		12,451,554	12.4
	Loss before taxation	(4,624,356,754)	(3,372,345,654)	7,338,578,502		(658,123,906)	(658.1)
	Taxation	—	—	184,274,694	(5)	184,274,694	184.3
	Loss for the period	(4,624,356,754)	(3,372,345,654)	7,522,853,196		(473,849,212)	(473.8)
	Other direct expenses	—	—			—	—
	Total revenue and direct expenses for the period	(4,624,356,754)	(3,372,345,654)	7,522,853,196		(473,849,212)	(473.8)

(5)

Revenue has been adjusted for the sale of concentrate on notional terms equivalent to those of the sale and toll treatment of concentrate agreement entered into between Sibanye and RPM for the concentrate generated by the Rustenburg Operations based on the assumption that this revenue would have been recognised by the Rustenburg Operations when the risk and rewards of ownership would have transferred to RPM. Deferred tax has also been adjusted for the loss incurred as the assets and liabilities of the Rustenburg Operations have been acquired by an entity subject to tax.

(6)	Amortisation and depreciation of R110.5 million, and royalties of R118.2 million have been reclassified from costs of sales to separate line items in line with Sibanye’s reporting principles.
(7)	Gain on foreign exchange differences of R0.4 million has been reclassified from other operating income to separate line items in line with Sibanye’s reporting principles.
(8)	Care and maintenance costs of R84.7 million has been reclassified from restructuring and care and maintenance costs to other costs in line with Sibanye’s reporting principles.

(9)

The “Stillwater’s results” pro forma financial information is based on Stillwater’s audited consolidated financial statements for the year ended 31 December 2016, prepared in accordance with U.S. GAAP, as incorporated by reference in this Form 6-K. These financial statements are adjusted for material IFRS differences, reclassified to conform to Sibanye’s presentation, translated to South African Rand at the average exchange rate for the year ended 31 December 2016, being R14.68, as detailed below.

		Reclassified U.S. GAAP for the year ended 31 December 2016		IFRS adjustments for the year ended 31 December 2016		Pro forma IFRS for the year ended 31 December 2016	Pro forma IFRS for the year ended 31 December 2016
		US$ thousand		US$ thousand		US$ thousand	R millions
	CONSOLIDATED INCOME STATEMENT
	Revenue	711,335		—		711,335	10,442.4
	Cost of sales	(647,932	)(a)	445	(10),(11)	(647,487)	(9,505.1	)(18)
	Net operating profit	63,403		445		63,848	937.3
	Finance expense	(16,491	)(b)	664	(11),(12)	(15,827)	(232.3)
	Interest income	4,216		—		4,216	61.9
	Gain on financial instruments	678	(b)	—		678	10.0	(20)
	Gain on foreign exchange differences	1,219	(b)	(1,796)		(577)	(8.5)
	Other income	118		—		118	1.7
	General and administrative costs	(34,664)		3,231	(12)	(31,433)	(461.4	)(19)
	Impairments	—		(3,864	)(13)	(3,864)	(56.7)
	Exploration costs	(5,474)		5,474	(13)	—	—
	Gain on disposal of property, plant and equipment	148		—		148	2.2
	Profit before tax and (loss)/gain on fair value measurement of long-term debt	13,153		4,154		17,307	254.2
	Loss on fair value measurement of long-term debt	—		(94,448	)(12)	(94,448)	(1,386.5	)(20)
	Profit/(loss) before tax	13,153		(90,294)		(77,141)	(1,132.3)
	Mining and income tax	(3,680	)(b)	(2,951	)(14)	(6,631)	(97.3)
	Profit/(loss) for the period	9,473		(93,245)		(83,772)	(1,229.6)
	Attributable to:
	— Owners of Stillwater	9,473		(93,245)		(83,772)	(1,229.6)
	— Non-controlling interests	—		—		—	—

	CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
	Profit for the period	9,473		(93,245)		(83,772)	(1,229.6)
	Other comprehensive income items that may be reclassified to profit or loss, net of tax	(17)		—		(17)	(0.2)
	Net unrealized loss on investments available-for-sale and deferred compensation	(17)		—		(17)	(0.2)
	Other comprehensive income for the year, net of tax	9,456		(93,245)		(83,789)	(1,230)
	Other comprehensive income for the year, net of tax attributable to:
	— Owners of Stillwater	9,456		(93,245)		(83,789)	(1,229.8)
	— Non-controlling interests	—		—		—	—

(a)       The sum of costs of metals sold, and depletion, depreciation and amortisation as presented in Stillwater’s consolidated statement of comprehensive income for the year ended 31 December 2016, prepared in accordance with U.S. GAAP, has been presented as costs of sales to conform with Sibanye’s presentation as follows:

Costs of metals sold
Mine production	(279,274)
PGM recycling	(294,850)
Total costs of metals sold (excludes depletion, depreciation and amortisation)	(574,124)
Depletion, depreciation and amortisation
Mine production	(73,080)
PGM recycling	(728)
Total depletion, depreciation and amortisation	(73,808)
Total costs of revenues / Cost of sales	(647,932)

(b)       Certain of the line items in Stillwater’s consolidated statement of comprehensive income for the year ended 31 December 2016, prepared in accordance with U.S. GAAP, have been relabelled to conform with Sibanye’s presentation as follows:

Stillwater’s U.S. GAAP consolidated statement of comprehensive income line items	Relabelled
Total costs of revenues	Cost of sales
Interest expense, net of capitalised interest	Finance expense
Gain on long-term investments	Gain on financial instruments
Impairment of non-producing mineral properties	Impairments
Exploration	Exploration costs
General and administrative	General and administrative costs
Foreign currency transaction gain, net	Gain on foreign exchange differences
Net income (loss) Before income tax provision	Profit/(loss) before tax
Income tax provision	Mining and income tax
Net income (loss)	Profit/(loss) for the period

(10)

Under U.S. GAAP, Stillwater recognised all expenditures incurred to sustain existing production and directly access specific ore reserve blocks or stopes that provide benefit to ore reserve production over limited periods of time, as operational expenses in profit or loss. The adjustment was made to align to IFRS policies, and where costs meet the criteria for recognition as an asset, these costs are capitalised to the mine development and infrastructure class under property, plant and equipment. Depreciation is charged on a units of production basis.

	The net impact arising from the change is summarised as follows:

		31 December 2016
		US$ thousand
	CONSOLIDATED INCOME STATEMENT
	Cost of sales (increase)	(163)
	Adjustment before income tax	(163)
	Related tax effect (decrease)	62
	Adjustment after income tax	(101)

	CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	Property plant and equipment (increase)	16,216
	Related tax effect (decrease)	(6,111)
	Adjustment to accumulated loss	10,105

(11)

Under U.S. GAAP, the entity measured the liability of asset retirement obligation at the fair value of future estimated cost to complete final reclamation work required to comply with existing laws and regulations of each mining operation at date of initial recognition of the respective layers, discounted at a rate calculated inclusive of a credit risk adjustment. To adjust to the IFRS policy as required by IAS 37 Provisions, Contingent Liabilities and Contingent Assets, the present value of the expected rehabilitation cost estimates were discounted using a risk-free rate while cash flows were adjusted to reflect the risks specific to the obligation. Any accretion costs were also reclassified from operating costs as accounted for under U.S. GAAP to finance expense as required by IFRS.

Furthermore, the guidance of IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities, was applied to adjust the value of the associated decommissioning asset with changes associated with the changes in the expected future cash flows as well as changes in discount rate as reassessed at each period end. The decommissioning asset is amortised over the remaining life of the mine.

	The net impact arising from the change is summarised as follows:

		31 December 2016
		US$ thousand
	CONSOLIDATED INCOME STATEMENT
	Cost of sales, net impact (decrease)	609
	Finance expense (increase)	(228)
	Adjustment before income tax	381
	Related tax effect (increase)	(143)
	Adjustment after income tax	238

	CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	Asset retirement obligation (increase)	(11,175)
	Property plant and equipment: Decommissioning asset (increase)	11,780
	Related tax effect (increase)	(228)
	Adjustment to accumulated loss	377

(12)  The 1.75% Convertible Debentures (“Convertible Debentures”) were bifurcated under U.S. GAAP into separate debt and equity components. Upon issuance, a debt discount was recorded as part of share premium and subsequently accreted as an additional non-cash interest charge to profit over the expected life. Debt and equity issuance cost was deducted from gross proceeds and the debt portion amortised over seven years, being the period up to the first possible redemption date. The debt balance was accounted for on an amortised cost basis. The entire instrument has been reclassified for the purposes of IFRS as a debt instrument and designated as fair value through profit or loss. Revaluations to fair value are based upon the quoted price of the bond and accounted for as gain or loss in the statement of profit or loss. As part of the adjustment, the debt issuance cost was derecognised through profit or loss and previous discounts included in reserves was also derecognised against the balance of long-term debt.

The net impact arising from the change is summarised as follows:

31 December 2016
US$ thousand
CONSOLIDATED INCOME STATEMENT
Loss of fair value re-measurement of debt (increase)	(94,448)
General and administrative costs (decrease)	3,230
Finance expense (decrease)	892
Adjustment before income tax	(90,326)
Related tax effect (14)(e)(f)(g) (increase)	(1,257)
Adjustment after income tax	(91,583)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Long-term debt (increase)	(155,008)
Related tax effect (decrease)	22,862
Adjustment to equity	(132,146)

(13)  Under U.S. GAAP, Stillwater expensed all exploration and evaluation costs as incurred. In terms of Sibanye’s elected IFRS policy, IFRS allows for the capitalisation of exploration and evaluation costs. The adjustment has been made to capitalise all costs that meet the definition of exploration and evaluation incurred post the acquisition of legal mineral rights to a separate class of property, plant and equipment.

The net impact arising from the change is summarised as follows:

31 December 2016
US$ thousand
CONSOLIDATED INCOME STATEMENT
Exploration costs (decrease)	5,474
Impairments (increase)	(3,864)
Adjustment before income tax	1,610
Related tax effect (increase)	(456)
Adjustment after income tax	1,154

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Property plant and equipment (increase)	2,884
Related tax effect (increase)	(709)
Adjustment to accumulated loss	2,175

(14)  The following is a summary of the changes relating to the underlying principles applied in the taxation provision calculations to convert from U.S. GAAP to IAS 12 Income Tax. The tax rate applied in the tax provision calculations is the effective U.S. tax rate.

The net impact arising from the change is summarised as follows:

31 December 2016
US$ thousand
CONSOLIDATED INCOME STATEMENT
Income tax adjustments (net increase):
(c) Impact of derecognition of exploration cost deferred tax asset for Argentina(15)	(1,157)
(e) Impact of fair value adjustment to establish deferred tax liability relating to convertible debt	5,989
(f) Impact of reversing the deferred tax related to the 1,75% convertible debentures	(6,744)
(g) Impact of debt issuance costs included in taxable income	(502)
Tax effect of adjustments (10), (11), (13)	(537)
Total adjustments to income taxes	(2,951)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(a) Recognition of share-based payment assessed losses deferred tax assets for IFRS purposes(17)	12,871
(b) Application of initial recognition exemption as per IAS12.15b on mineral properties for Argentina	26,667
(c) Derecognition of deferred tax asset on exploration cost not qualifying for recognition under IFRS for Argentina(15)	(5,712)
(d) Adjustments to eliminate foreign currency re-measurement of deferred tax asset / liability of Argentina(16)	(13,639)
Subtotal	20,187
Tax effect of adjustments (10), (11),(12), (13)	15,814
Total	36,001

Deferred tax asset (Non-current) (increase)	23,951
Deferred tax asset (Current)	—
Deferred tax liability (Non-current) (decrease)	12,050

(15)  Deferred tax asset reversed as a consequence of initial recognition exemption application under note (14)(b).

(16)  Foreign currency movements on deferred tax asset/liability reversed as a consequence of initial recognition exemption (note (14)(b)) and exploration asset not recognised for IFRS purposes (note (13)) .

(17)  Under U.S. GAAP deferred tax relating to tax windfalls is deferred whereas under IFRS it is recognised immediately in equity.

(18)  Amortisation and depreciation of R1,284.3 million has been reclassified from costs of sales to a separate line item in line with Sibanye’s reporting principles.

(19)  General and administrative costs of R461.4 million has been classified as other costs to align with Sibanye’s reporting principles. Share-based payments of R54.3 million has been reclassified from General and administrative costs to a separate line item in line with Sibanye’s reporting principles.

(20)  Gain on financial instruments of R10.0 million and loss on fair value adjustment of long-term debt of R1,386.5 million has been classified as one line item, loss on financial instruments to align with Sibanye’s reporting principles.

(21)  Amortisation and depreciation has been adjusted to include the additional depreciation relating to the IFRS 3 Business Combinations fair value adjustment of property, plant and equipment:

•                  Aquarius (R63.9 million) for the three months ended 31 March 2016. The fair value adjustment is amortised over the life of the mine of 17 years.

•                  The Rustenburg Operations (R2,102.3 million) for the 10 months ended 31 October 2016. The fair value adjustment is amortised over the life of the mine of 27 years.

•                  Stillwater (R24,383.5 million) for the year ended 31 December 2016. The fair value adjustment is amortised over the life of the mine of 26 years and translated at the average exchange rate for the year ended 31 December 2016, being R14.68/US$.

(22)  Finance expense has been adjusted to exclude interest expense (R228.8 million (US$15,585 thousand)) relating to the Convertible Debentures assumed to have been settled on 1 January 2016 and account for additional interest expense (R3,586.6 million) relating to the bridge loan facilities raised to settle the purchase price for Stillwater and Convertible Debentures. The interest on the bridge loan facilities assumes that commitment fees and interest will be paid for the full year due to the uncertainty of when these facilities will be refinanced. The bridge loan facilities however will be refinanced as detailed in the additional note after the pro forma condensed combined statement of financial position.

(23)  Loss on financial instruments has been adjusted to exclude the loss on fair value adjustment of long-term debt (R1,386.5 million (US$94,448 thousand)) relating to the Convertible Debentures assumed to have been settled on 1 January 2016. This adjustment will not have a continuing effect on the pro forma condensed combined income statement and pro forma condensed combined statement of other comprehensive income.

(24)  Transaction costs directly attributable to the Aquarius and Rustenburg Operations acquisitions (of R84.7 million and R63.9 million, respectively) have been removed from transaction costs. This adjustment will not have a continuing effect on the pro forma condensed combined income statement and pro forma condensed combined statement of other comprehensive income.

(25)  Current tax in respect of the finance expense relating to the Convertible Debentures (of R85.3 million) has been reversed.  This adjustment will not have a continuing effect on the pro forma condensed combined income statement and pro forma condensed combined statement of other comprehensive income.

(26)  Deferred tax has been adjusted to include taxation on the additional depreciation relating to the fair value adjustment of property, plant and equipment in accordance with IFRS 3.

(27)  Foreign currency translation adjustments has been adjusted for the difference between translating the net assets of Stillwater at the assumed acquisition date 1 January 2016 exchange rate (R15.56/US$) and reporting date 31 December 2016 exchange rate (R13.69).

(28)  The “Pro forma combined total” column reflects Sibanye’s pro forma condensed combined income statement and pro forma condensed combined statement of other comprehensive income after the acquisitions of Aquarius, the Rustenburg Operations and Stillwater, as well as the related financing of the pending Stillwater acquisition.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2016

		Adjustments due to the Acquisition
	Before(1)	Stillwater’s results(2)		Other pro forma adjustments		Pro forma combined total(19)
		Pro forma		Pro forma		Pro forma
	(R in millions, unless otherwise stated)
Non-current assets	34,018.1	11,638.5		28,061.1		73,717.7
Property, plant and equipment	27,240.7	10,119.8		24,383.5	(12)	61,744.0
Goodwill	936.0	—		3,677.6	(13)	4,613.6
Investments		1,132.0		—		1,132.0
Equity-accounted investments	2,157.4	—		—		2,157.4
Environmental rehabilitation obligation funds	3,100.5	0.5		—		3,101.0
Other receivables	355.3	58.3	(7)	—		413.6
Deferred tax	228.2	327.9		—		556.1
Current assets	7,703.2	7,255.6		(353.8)		14,605.0
Investments		3,344.3		—		3,344.3
Inventories	676.8	1,898.2		—		2,575.0
Trade and other receivables	5,747.9	22.2		—		5,770.1
Other receivables	310.6	185.4	(8)	—		496.0
Tax receivable	—	118.4		—		118.4
Cash and cash equivalents	967.9	1,687.1		(353.8	)(14)	2,301.2
Total assets	41,721.3	18,894.1		27,707.3		88,322.7

Total equity	16,697.4	11,247.0		(12,009.9	)(15)	15,934.5

Non-current liabilities	18,787.3	6,475.6		3,305.9		28,568.8
Borrowings	8,221.5	5,884.2		(5,884.2	)(16)	8,221.5
Environmental rehabilitation obligation	3,982.2	311.7		—		4,293.9
Post-retirement healthcare obligation	16.3	—		—		16.3
Share-based payment obligations	246.5	—		—		246.5
Other payables	1,613.7	220.1	(9)	—		1,833.8
Deferred tax liabilities	4,707.1	59.6		9,190.1	(17)	13,956.8
Current liabilities	6,236.6	1,171.5		36,411.3		43,819.4
Borrowings	752.3	—		36,411.3	(18)	37,163.6
Share-based payment obligations	235.2	—		—		235.2
Trade and other payables	5,180.5	732.4	(10)	—		5,912.9
Tax and royalties payable	68.6	6.8		—		75.4
Other payables	—	432.3	(11)	—		432.3
Total equity and liabilities	41,721.3	18,894.1		27,707.3		88,322.7

Notes:

(1)         The “Before” financial information is based on Sibanye’s audited consolidated financial statements for the year ended 31 December 2016 incorporated by reference in this Form 6-K.

(2)         The “Stillwater’s results” pro forma financial information is based on Stillwater’s audited consolidated financial statements for the year ended 31 December 2016 prepared in accordance with U.S. GAAP, as incorporated by reference in this Form 6-K. These financial statements are adjusted for material IFRS differences, reclassified to conform to Sibanye’s presentation, translated to South African Rand at the closing exchange rate at 31 December 2016, being R13.69/US$, as detailed below:

	Reclassified U.S. GAAP historical financial information for the year ended 31 December 2016		IFRS adjustments for the year ended 31 December 2016		Pro forma IFRS for the year ended 31 December 2016	Pro forma IFRS for the year ended 31 December 2016
	US$ thousand		US$ thousand		US$ thousand	R millions
Non-current assets	795,311		54,831		850,142	11,638.5
Property, plant and equipment	708,328	(a)	30,880	(3)	739,208	10,119.8
Investments	82,685	(b)	—		82,685	1,132.0
Restricted cash	35	(b)	—		35	0.5
Other financial assets	2,237	(b)	—		2,237	30.6	(7)
Other assets	2,026	(b)	—		2,026	27.7	(7)
Deferred tax assets	—		23,951	(4)	23,951	327.9
Current assets	529,990		—		529,990	7,255.6
Investments	244,290	(b)	—		244,290	3,344.3
Inventories	138,653		—		138,653	1,898.2
Trade receivables	1,621		—		1,621	22.2
Cash and cash equivalents	123,238		—		123,238	1,687.1
Income tax receivable	8,650	(b)	—		8,650	118.4
Other financial assets	1,166	(b)	—		1,166	16.0	(8)
Other assets	12,372	(b)	—		12,372	169.4	(8)
Total assets	1,325,301		54,831		1,380,132	18,894.1

Total equity	920,846		(99,301)		821,545	11,247.0

Non-current liabilities	318,883		154,132		473,015	6,475.6
Deferred tax liabilities	16,403	(h)	(12,051	)(4)	4,352	59.6
Long-term debt	274,806		155,008	(5)	429,814	5,884.2
Environmental rehabilitation obligation	11,596		11,175	(6)	22,771	311.7
Accrued workers compensation	6,426		—		6,426	88.0	(9)
Other liabilities	9,652		—		9,652	132.1	(9)
Current liabilities	85,572		—		85,572	1,171.5
Trade and other payables	38,488	(b),(h)	—		38,488	526.8	(10)
Accrued compensation and benefits	29,589		—		29,589	405.1	(11)
Property, production and franchise taxes payable	13,791		—		13,791	188.8	(10)
Income taxes payable	495	(b)	—		495	6.8
Interest payable	1,225	(b)	—		1,225	16.8	(10)
Other liabilities	1,984	(b)	—		1,984	27.2	(11)
Total equity and liabilities	1,325,301		54,831		1,380,132	18,894.1

(a)   The sum of mineral properties, mine development, net and property, plant and equipment, net in Stillwater’s consolidated balance sheet at 31 December 2016, prepared in accordance with U.S. GAAP, has been reclassified to property, plant and equipment to conform with Sibanye’s presentation, as follows:

Mineral properties	112,480
Mine development, net	484,452
Property, plant and equipment, net	111,396
Property, plant and equipment	708,328

(b)   Stillwater’s consolidated balance sheet at 31 December 2016, prepared in accordance with U.S. GAAP, disclosed other non-current assets, investments, at fair value, prepaid expenses, other current assets, accounts payable, income taxes payable and other current liabilities which were reclassified to conform with Sibanye’s presentation as follows:

	U.S. GAAP for the year ended 31 December 2016		Reclassifications		Reclassified U.S. GAAP for the year ended 31 December 2016
	US$ thousand		US$ thousand		US$ thousand
Non-current assets
Investments			82,685	(c),(d)	82,685
Restricted cash			35	(c)	35
Other financial assets			2,237	(c)	2,237
Other assets	4,390		(2,364	)(c)	2,026

Current assets
Investments	326,884		(82,594	)(d)	244,290
Prepaid expenses	3,239		(3,239	)(e)	—
Income tax receivable			8,650	(e),(g)	8,650
Other financial assets			1,166	(e)	1,166
Other current assets	20,684		(8,312	) (e)	12,372

Current liabilities
Accounts payable/Trade and other payables	37,056	(c)	1,432	(f)	38,488
Income taxes payable	2,230		(1,735	)(g)	495
Interest payable			1,225	(f)	1,225
Other current liabilities	4,642		(2,657	)(f)	1,985

(c)   Under US GAAP, Stillwater’s balance sheet disclosed other non-current assets as at 31 December 2016 amounting to US$4.39 million. Included in this balance are non-current investments (of US$0.091 million), restricted cash (of US$0.035 million) and non-current other financial assets (of US$2.237 million) required to be separately to conform with Sibanye’s presentation.

(d)   Under US GAAP, Stillwater classified the total investments as current assets as at 31 December 2016 amounting to US$326.884 million. The portions due after one year relating to the respective investments (of R82.594 million) have been reclassified to non-current investments to conform with Sibanye’s presentation.

(e)   Under US GAAP, the balance sheet disclosed other current assets as at 31 December 2016 amounting to US$20.684 million and prepaid expenses as at 31 December 2016 amounting to US$3.239 million. Included in the other current assets balance are income tax receivable (of US$10.385 million) and current other financial assets (of US$1.116 million) required to be separately disclosed to conform with Sibanye’s presentation. Prepaid expenses are disclosed under other current assets and have been reclassified also to conform with Sibanye’s presentation.

(f)    Under US GAAP, the balance sheet disclosed other current liabilities as at 31 December 2016 amounting to US$4.642 million. Included in the balance are accounts payable/trade and other payables (of US$1.432 million) and interest payable (of US$1.225 million) required to be separately disclosed to conform with Sibanye’s presentation.

(g)   Under US GAAP, the Stillwater balance sheet disclosed income taxes payable as at 31 December 2016 amounting to US$2.230 million. Included in the balance is income tax receivable (of US$1.735 million) required to be separately disclosed to conform with Sibanye’s presentation.

(h)   Stillwater’s U.S. GAAP consolidated balance sheet line items have been relabelled as follows:

Stillwater’s U.S. GAAP consolidated balance sheet line items	Relabelled
Investments, at fair value	Investments
Deferred income taxes	Deferred tax liabilities
Accounts payable	Trade and other payables
Asset retirement obligation	Environmental rehabilitation obligation

(3)         Refer to note (10), (11) and (13) of the pro forma combined income statement for a discussion of these U.S. GAAP and reclassification adjustments.

(4)         Refer to note (14) of the pro forma combined income statement for a discussion of these U.S. GAAP and reclassification adjustments.

(5)         Refer to note (12) of the pro forma combined income statement for a discussion of these U.S. GAAP and reclassification adjustments.

(6)         Refer to note (11) of the pro forma combined income statement for a discussion of these U.S. GAAP and reclassification adjustments.

(7)         Non-current  other financial assets of R30.6 million and other assets of R27.7 million has been classified as one line item, non-current other receivables to align with Sibanye’s reporting principles.

(8)         Current other financial assets of R16.0 million and other assets of R169.4 million has been classified as one line item, current other receivables to align with Sibanye’s reporting principles.

(9)         Accrued workers compensation of R88.0 million and other liabilities of R132.1 million has been classified as one line item, other payables to align with Sibanye’s reporting principles.

(10)  Trade and other payables of R526.8 million; property, production and franchise taxes payable of R188.8 million and interest payable of R16.8 million has been classified as one line item, trade and other payables to align with Sibanye’s reporting principles.

(11)  Accrued workers compensation of R405.1 million and other liabilities of R27.2 million has been classified as one line item, other payables to align with Sibanye’s reporting principles.

(12)  Property, plant and equipment has been adjusted to take into account the IFRS 3 fair value adjustment (R24,383.5 million) by which the fair value of net assets exceed their carrying value.

(13)  Purchase price and preliminary purchase price allocation

The total preliminary estimated purchase price amounts to US$2,200 million (amounting to R30.1 billion if translated at R13.69/US$, being the closing exchange rate at 31 December 2016) and is payable in cash.

Under the acquisition method of accounting, the total purchase price is allocated to the tangible and identified intangible assets acquired and liabilities assumed based on their estimated fair values as of the date of the acquisition. The pro forma purchase price allocation below has been developed based on preliminary estimates of fair value using the pro forma IFRS financial information of Stillwater as of 31 December 2016. As of the date of this report, Sibanye has not completed the detailed valuation studies necessary to arrive at the required estimates of the fair value of Stillwater’s assets to be acquired and the liabilities to be assumed and the related allocations of the purchase price. Therefore, the allocation of the purchase price to acquired tangible assets is based on preliminary fair value estimates and subject to final management analysis following the completion of the acquisition. The estimated tangible asset values and their useful lives could be affected by a variety of factors that may become known to Sibanye only upon access to additional information and/or changes in these factors that may occur prior to the effective time of the acquisition. The preliminary estimated tangible assets consist of property, plant and equipment, and mineral rights. The estimated fair values of the property, plant and equipment was based primarily on the expected discounted cash flows of the expected reserves and costs to extract the reserves discounted at a weighted average cost of capital of 8.72% and may change as estimates and assumptions are refined. The estimated useful lives is based on the life of the mine of 26 years.

The excess of the purchase price over the fair value of tangible assets acquired and liabilities assumed has been allocated to goodwill (US$269 million (amounting to R3.7 billion if translated at R13.69/US$, being the closing exchange rate at 31 December 2016)).

Tangible assets acquired and liabilities assumed

Sibanye has estimated the fair value of tangible assets acquired and liabilities assumed. These estimates are based on a preliminary valuation performed as of 31 December 2016 and are subject to further review by management.

Property, plant and equipment, is required to be measured at fair value unless those assets are classified as held-for-sale on the acquisition date. The acquired assets can include assets that are not intended to be used or sold, or that are intended to be used in a manner other than their highest and best use. Based on internal assessments, Sibanye estimated the fair value of the property, plant and equipment was based primarily on the expected discounted cash flows of the expected reserves and costs to extract the reserves discounted at a weighted average cost of capital of 8.72%. The Convertible Debentures is recognised and measured at fair value, and the fair value of the other assets acquired and liabilities assumed approximate the carrying amounts due to the short maturities involved or due to the fact that they were already measured at fair value, and no further adjustments were required.

At this time, Sibanye does not have sufficient information as to the amount, timing and risk of the estimated future cash flows needed to perform a final valuation of property, plant and equipment. Some of the more significant assumptions inherent in the development of estimated cash flows, from the perspective of a market participant, include expected cash flows of the expected reserves and costs to extract the reserves, and the discount rate selected to measure the risks inherent in the projections of future cash flows. However, for the purposes of these unaudited pro forma condensed combined financial statements, using currently available information, such as Stillwater’s historical and projected revenues, cost structure and certain other high-level assumptions, the fair value of the property, plant and equipment were estimated by Sibanye management to be US$2,520 million (amounting to R34.5 billion if translated at R13.69/US$, being the closing exchange rate at 31 December 2016).

These preliminary estimates of fair value and weighted-average useful life will likely be different from the final acquisition accounting, and the difference could have a material impact on the accompanying pro forma condensed combined financial statements. Once Sibanye has full access to the specifics of Stillwater’s mineral rights and other items of property, plant and equipment, additional insight will be gained that could impact: (i) the estimated total value assigned to property, plant and equipment, and (ii) the estimated weighted-average useful life of the property, plant and equipment. The estimated property, plant and equipment values and their useful lives could be impacted by a variety of factors that may become known to Sibanye only upon access to additional information and/or changes in such factors that may occur prior to the effective time of the merger.

(14)  Cash and cash equivalents has been adjusted to take into account the payment of transactions costs (R353.8 million, being the middle of the range) directly attributable to the acquisition of Stillwater.

(15)  Shareholder’s equity has been adjusted to account for the elimination of the at acquisition reserves of Stillwater, the loss on settlement of the Convertible Debentures and transaction costs directly attributable to the acquisition of Stillwater.

(16)  Non-current borrowings has been adjusted to account for the settlement of Stillwater’s Convertible Debentures. Holders of the Convertible Debentures have a conversion right upon the occurrence of certain corporate events, which includes the acquisition of Stillwater. The 1.75% Convertible Debenture holders are entitled to receive an additional “make-whole” adjustment as a result of the proposed acquisition of Stillwater, payable in the form of the merger consideration upon conversion which resulted in a loss on extinguishment of the Convertible Debentures.

(17)  Deferred tax liability has been adjusted to take into account the tax on the IFRS 3 fair value adjustment of property, plant and equipment (R9,190.1 million).

(18)  Current borrowings has been adjusted to account for the utilisation of the bridge loan facilities to settle acquisition purchase price for Stillwater and settle the Convertible Debentures.

(19)  The “Pro forma combined total” column reflects Sibanye’s pro forma condensed combined statement of financial position after the acquisition of Stillwater.

Post-closing of the acquisition of Stillwater, Sibanye expects to refinance these bridge loan facilities through capital markets new debt and between US$750 million and US$1.3 billion in equity primarily through a proposed rights offer. The rights offer is envisaged to be underwritten by the bridge loan funding banks, negotiation of which is ongoing, with the objective of maintaining a strong balance sheet, its dividend policy and preserving its long-term financial flexibility. To enhance its capital structure and financing mix, Sibanye also intends to consider additional financing structures, including streaming facilities and the issuance of warrants and convertible bonds, all of which will be assessed considering prevailing market conditions, exchange rates and commodity prices.

CONSOLIDATED FINANCIAL STATEMENTS - AQUARIUS

Aquarius Platinum Limited

Unaudited consolidated statement of comprehensive income

for the six months ended 31 December 2015

	Note	2015	2014
		$’000	$’000
Revenue	2	78,328	113,263
Cost of sales	3	(91,255)	(109,726)
Gross (loss)/profit		(12,927)	3,537
Other income		30	110
Administrative costs		(3,915)	(3,238)
Foreign exchange gain/(loss)		2,306	(403)
Finance costs		(7,342)	(7,814)
Impairment losses	4	(13,706)	(574)
Profit on sale of assets	5	4,473	18,669
BEE partner guarantee		(166)	—
Share of loss from joint venture entities	6	(52,993)	(49,187)
Foreign currency translation reserve recycled on disposal		—	(13,262)
Loss before income tax		(84,240)	(52,162)
Income tax benefit/(expense)		7,358	(4,574)
Net loss		(76,882)	(56,736)
Other comprehensive income that may be recycled to profit or loss
Foreign currency translation adjustments		(38,976)	(12,995)
Total other comprehensive loss		(38,976)	(12,995)
Total comprehensive loss		(115,858)	(69,731)
Loss for the period is attributable to:
Equity holders of Aquarius		(76,069)	(56,831)
Non-controlling interests		(813)	95
		(76,882)	(56,736)
Total comprehensive loss for the period is attributable to:
Equity holders of Aquarius		(115,580)	(69,892)
Non-controlling interests		(278)	161
		(115,858)	(69,731)
Earnings per share
Basic loss per share (cents per share)		(5.12)	(3.93)
Diluted loss per share (cents per share)		(5.12)	(3.93)

Unaudited consolidated statement of financial position

as at 31 December 2015

	31 December 2015	30 June 2015	31 December 2014
	$’000	$’000	$’000
Assets
Non-current assets
Receivables	11,492	14,233	14,559
Available-for-sale investments	314	392	414
Investments in joint venture entities	95,051	150,609	152,437
Mining assets	142,248	163,439	198,870
Deferred tax asset	2,460	293	12,644
Restricted cash in environmental trusts	11,133	13,905	14,327
Intangible asset	523	17,727	49,230
Total non-current assets	263,221	360,598	442,481
Current assets
Cash and cash equivalents	42,169	195,773	164,211
Trade and other receivables	18,160	29,231	27,551
Inventories	9,576	8,463	16,590
Total current assets	69,905	233,467	208,352
Total assets	333,126	594,065	650,833
Equity and liabilities
Capital and reserves
Issued capital	75,416	75,266	75,098
Treasury shares	(23,711)	(26,056)	(25,871)
Reserves	721,890	761,134	775,186
Accumulated losses	(532,829)	(456,760)	(417,281)
Total equity attributable to equity holders of Aquarius	240,766	353,584	407,132
Non-controlling interests	3,611	3,889	5,710
Total equity	244,377	357,473	412,842
Non-current liabilities
Payables	1,697	2,059	1,972
Interest bearing loans and borrowings	735	2,020	2,207
Deferred tax liabilities	2,408	7,687	15,740
Provisions	47,883	61,345	62,785
Total non-current liabilities	52,723	73,111	82,704
Current liabilities
Trade and other payables	30,877	34,523	25,500
Interest bearing loans and borrowings	1,775	124,880	122,134
Income tax payable	18	1	3,414
Provisions	3,356	4,077	4,239
Total current liabilities	36,026	163,481	155,287
Total liabilities	88,749	236,592	237,991
Total equity and liabilities	333,126	594,065	650,833

Unaudited consolidated statement of changes in equity

for the six months ended 31 December 2015

	Issued capital	Treasury shares	Share premium reserve	Foreign currency translation reserve	Equity benefits reserve	Ridge replacement options reserve	Equity reserve	Convertible bond equity component	Accumulated losses	Owners of the parent	Non- controlling interest	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 1 July 2015	75,266	(26,056)	1,208,004	(135,779)	466	92	(338,019)	26,370	(456,760)	353,584	3,889	357,473
Loss for the period	—	—	—	—	—	—	—	—	(76,069)	(76,069)	(813)	(76,882)
Other comprehensive income that may be recycled to profit or loss	—	—	—	(39,511)	—	—	—	—	—	(39,511)	535	(38,976)
Total comprehensive income for the period	—	—	—	(39,511)	—	—	—	—	(76,069)	(115,580)	(278)	(115,858)
Transactions with owners in their capacity as owners:
Equity benefits issued to employees	150	—	267	—	—	—	—	—	—	417	—	417
Sale of treasury shares	—	213	—	—	—	—	—	—	—	213	—	213
Treasury shares surrendered as security for BEE partner debt	—	2,132	—	—	—	—	—	—	—	2,132	—	2,132
At 31 December 2015	75,416	(23,711)	1,208,271	(175,290)	466	92	(338,019)	26,370	(532,829)	240,766	3,611	244,377

	Issued capital	Treasury shares	Share premium reserve	Foreign currency translation reserve	Equity benefits reserve	Ridge replacement options reserve	Equity reserve	Convertible bond equity component	Accumulated losses	Owners of the parent	Non- controlling interest	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 1 July 2014	73,216	(26,239)	1,201,126	(108,343)	466	92	(338,019)	26,370	(360,450)	468,219	5,549	473,768
Loss for the period	—	—	—	—	—	—	—	—	(56,831)	(56,831)	95	(56,736)
Other comprehensive income that may be recycled to profit or loss	—	—	—	(13,061)	—	—	—	—	—	(13,061)	66	(12,995)
Total comprehensive income for the period	—	—	—	(13,061)	—	—	—	—	(56,831)	(69,892)	161	(69,731)
Transactions with owners in their capacity as owners:
Shares issued as part of the Kruidfontein sale transaction	1,825	—	6,195	—	—	—	—	—	—	8,020	—	8,020
Equity benefits issued to employees	57	697	360	—	—	—	—	—	—	1,114	—	1,114
On market purchase of share plan shares	—	(329)	—	—	—	—	—	—	—	(329)	—	(329)
At 31 December 2014	75,098	(25,871)	1,207,681	(121,404)	466	92	(338,019)	26,370	(417,287)	407,132	5,710	412,842

Unaudited consolidated statement of cash flows

for the six months ended 31 December 2015

	2015	2014
	$’000	$’000
Cash flows from operating activities
Receipts from customers	97,628	108,251
Payments to suppliers and employees	(99,389)	(100,833)
Interest received	1,003	2,930
Other income	30	238
Income taxes paid	(181)	(276)
Net cash (used in)/from operating activities	(909)	10,310
Cash flows from investing activities
Proceeds from sale of Everest	3,463	—
VAT paid on sale of Everest	(4,428)	—
Proceeds from sale of Kruidfontein prospecting rights	—	26,811
Tax payment relating to the sale of Kruidfontein prospecting rights	—	(438)
Payments for mining assets	(6,752)	(12,239)
Proceeds from sale of property, plant and equipment	12	620
Net cash (used in)/from investing activities	(7,705)	14,754
Cash flows from financing activities
Repayment of convertible bond	(125,400)	—
Interest and other finance costs paid	(2,952)	(3,043)
Transaction costs relating to rights issue	—	(1,262)
Proceeds from borrowings	107	6,346
Repayment of borrowings	(525)	(6,964)
Proceeds from sale of treasury shares	213	—
Purchase of shares reserved for share plan	—	(329)
Loans to joint venture entities	(817)	(919)
Dividends from joint venture entities	4,000	15,500
Net cash (used in)/from financing activities	(125,374)	9,329
Net (decrease)/increase in cash held	(133,988)	34,393
Cash and cash equivalents at the beginning of the period	195,773	136,820
Net foreign exchange differences	(19,616)	(7,002)
Cash and cash equivalents at the end of the period	42,169	164,211

Notes to the unaudited consolidated financial statements

for the six months ended 31 December 2015

1. Basis of preparation and accounting policies

The accompanying unaudited consolidated financial statements of Aquarius Platinum Limited (Aquarius or the Company) represent the previously issued unaudited consolidated financial statements for the six months ended 31 December 2015, authorised for issue on 9 February 2016, including financial information for the six months ended 31 December 2014. The unaudited consolidated financial statements have been prepared using United States dollars as the presentation currency.

This general purpose unaudited consolidated financial statements for the six months ended 31 December 2015 has been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.

The unaudited consolidated financial statements does not include all notes of the type normally included in the annual financial statements and therefore cannot be expected to provide as full an understanding of the financial performance, financial position, and financing and investing activities of the consolidated entity as the full year report.

The unaudited consolidated financial statements should be read in conjunction with the annual financial statements of Aquarius Platinum Limited (Aquarius or the Group) as at 30 June 2015.

For the purpose of preparing the unaudited consolidated financial statements, the six months ended 31 December 2015 has been treated as a discrete reporting period.

The unaudited consolidated financial statements has been prepared under the historical cost accounting convention except for available-for-sale investments that have been measured at fair value.

The unaudited consolidated financial statements have been rounded to the nearest thousand of US dollars unless otherwise stated.

In the opinion of management, the unaudited consolidated financial statements reflect all adjustments (of a normal and recurring nature) which the management considers necesarry for a fair presentation of such statements for the periods presented. The results for the interim period are not necessarily indicative of the results that may be expected for the entire fiscal year.

Changes in accounting policies

The accounting policies applied by the Group in this consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements for the year ended 30 June 2015.

2. Revenue from ordinary activities

	2015	2014
	$’000	$’000
Sales revenue	85,207	116,229
Movement in fair value of provisional priced sales	(10,398)	(6,641)
Interest revenue	3,519	3,675
Total revenue	78,328	113,263

3. Cost of sales

	2015	2014
	$’000	$’000
Cost of production net of inventory movement	82,606	96,941
Depreciation and amortisation	8,649	12,785
Total cost of sales	91,255	109,726

4. Impairment

In USD terms platinum group metals (PGM) prices reduced significantly during the half-year. This price reduction is a trigger for impairment testing and accordingly, Aquarius has assessed the carrying value of its mines to determine if an impairment charge is required to be recognised should the accounting carrying value exceed the recoverable amount of the assets. Accounting standards state that the recoverable amount is the higher of value in use and fair value less costs of disposal (an arm’s length sale value). Management have prepared internal models and determined recoverable amount using its estimate of fair value less costs of disposal for each operation at the balance sheet date (level 3 of the hierarchy). To obtain further confidence, management have compared these models to the valuations included in an independent expert’s report. This valuation is the equivalent of a fair value less costs of disposal estimate as it was used to assess the fairness and reasonableness of the proposed amalgamation of the Company with Sibanye Platinum Bermuda Proprietary Limited. The upper range of the sum of the parts valuation reasonably equates to the cash consideration to be offered to the Company’s shareholders under the amalgamation.

This assessment resulted in impairment charges being recognised by the Mimosa and Platinum Mile operations. The recoverable amounts determined by management’s modelling were $94 million and $6 million respectively.

On the basis of this analysis the following impairments have been recognised:

	2015	2014
	$’000	$’000
Class of asset:
Intangible asset(a)	13,226	—
Trade and other receivables	480	574
Group impairment	13,706	574
Income tax credit	(3,703)	—
Group impairment after tax	10,003	574

(a) Relates to the following segments:
Platinum Mile	13,226	—

The Group’s share of the impairment recognised by Mimosa was $42 million and has been recognised in the Group’s share of loss from joint venture entities.

Key assumptions used by management in determining the recoverable amount of Mimosa and Platinum Mile were as follows:

	Mimosa	Platinum Mile
4E PGM basket price/oz (over first five years of life)	$893–1,249	R9,321–12,500
Discount rate (nominal post tax)	17%	11.75%
R/US$ exchange rate range (over first five years of life)	N/A	13.40–14.75

Any change in the key assumptions used to determine the fair value would result in a change in the assessed fair value. If the variation in assumption has a negative impact on fair value it results in further impairment of assets.

It is estimated that changes in the key assumptions would have the following approximate impact on the recoverable amount of Mimosa and Platinum Mile:

	Mimosa Change in recoverable amount	Platinum Mile Change in recoverable amount
	$’ million	$’ million
10% increase in PGM basket price	63	3
10% decrease in PGM basket price	(62)	(3)
200 basis point decrease in discount rate	13	2
200 basis point increase in discount rate	(10)	(2)
20% weakening of R/US$ exchange rate	N/A	6
10% strengthening of R/US$ exchange rate	N/A	(3)

5. Profit on sale of assets

	2015	2014
	$’000	$’000
Profit on sale of Everest(a)	4,469	—
Profit on sale of Kruidfontein prospecting rights(b)	—	18,763
Profit/(loss) on sale of mining assets	4	(94)
Total profit on sale of assets	4,473	18,669

(a)                                 Calculated as:

Proceeds from sale	3,463	—
Carrying value of assets/liabilities sold	1,006	—
	4,469	—

(b)                                 Calculated as(1):

Proceeds from sale	—	26,811
Shares issued on Kruidfontein settlement	—	(8,020)
Carrying amount of Kruidfontein	—	(28)
	—	18,763

(1)                                 Certain amounts were reclassified from the previously issued 31 December 2014 half year report to conform with the presentation in the 30 June 2015 annual financial statements.

6. Share of loss from joint venture entities

	2015	2014
	$’000	$’000
Share of result from joint venture entities prior to impairment and discounting of receivables	(11,239)	5,489
Non-cash impairment	(41,754)	(26,139)
Non-cash discounting of Reserve Bank of Zimbabwe (RBZ) receivable	—	(28,537)
Total share of loss from joint venture entities	(52,993)	(49,187)

7. Details of individual and total dividends and dividend payments

No interim dividend has been declared for the half-year ended 31 December 2015.

		Total amount paid or payable	Amount per share	Franked amount per share
		US$’000	US$	US$
Final dividend:	Current period	—	— ¢	— ¢
	Previous period	—	— ¢	— ¢
Interim dividend:	Current period	—	— ¢	— ¢
	Previous period	—	— ¢	— ¢

8. Earnings per share

Details of basic and diluted earnings per share reported separately in accordance with IAS 33 Earnings Per Share are as follows.

	2015	2014
	$’000	$’000
Net loss	(76,882)	(56,736)
Adjustments:
Net (loss)/profit attributable to non-controlling interests	(813)	95
Earnings used in calculating basic and diluted earnings per share	(76,069)	(56,831)

	Current period Number of shares	Previous corresponding period Number of shares
Weighted average number of ordinary shares used in calculating basic earnings per share	1,486,641,976	1,445,076,946
Effect of dilutive securities:
Dilutive instruments	—	—
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	1,486,641,976	1,445,076,946

9. Debt default by joint venture entity

At 31 December 2015, Blue Ridge Platinum Proprietary Limited (Blue Ridge), a joint venture entity 50% owned by the Aquarius Group, was in breach of a debt covenant relating to secured loans of $21 million. Blue Ridge and the lenders are in discussions in relation to how the company will deal with its debt, but as yet no decisions have been taken. There is no recourse on these loans back to Aquarius.

10. Contingent liabilities

Aquarius is aware of litigation between one of its former contractors and some of its former employees. Aquarius is not a party to the litigation, continues to monitor the situation and continues to take advice on any potential exposure.

Pursuant to a financing facility, commercial bankers of Aquarius Platinum (SA) Proprietary Limited (AQPSA) have issued financial guarantees on behalf of AQPSA totalling R166 million ($11 million). The guarantees are for the rehabilitation, closure obligations and other purposes of AQPSA and are secured by a first ranking fixed and floating charge over all the assets of AQPSA.

11. Events after reporting date

On 6 October 2015 Aquarius entered into an implementation agreement under which a wholly owned subsidiary of Sibanye Gold Limited (Sibanye) will, subject to the satisfaction of certain conditions (including Aquarius shareholder approval), acquire all of the shares in Aquarius for a cash consideration of $0.195 for each Aquarius share (the Transaction). Subject to the Transaction completing, Aquarius shareholders will receive $0.195 for each Aquarius share held. The Transaction is intended to be implemented by way of a plan of amalgamation under the Companies Act 1981 of Bermuda and Aquarius’ bye-laws. On 18 January 2016, a resolution placed before shareholders at a special general meeting, approving the Amalgamation Agreement and the Amalgamation, was passed. This was a condition precedent to the transaction between the Company and Sibanye proceeding. The only outstanding regulatory approvals required for the transaction to proceed are those of the South African Competition Commission and the Competition Tribunal.

In the 2015 National Budget presentation, the deferment of the 15% levy on un-beneficiated platinum to 1 January 2017 was proposed. However, the subsequent Finance Bill and Finance Act of 2015 did not include the deferment. Post balance date, the deferment to 1 January 2017 was legislated. The change in legislation will result in no levy having to be paid on un-beneficiated ore exported during the 2015 and 2016 calendar year and will not result in a change in the carrying value of the Mimosa equity accounted investment as at 31 December 2015 due to it being carried at its recoverable value.

12. Operating segments

	Kroondal	Marikana	Everest	Mimosa	Platinum Mile	CTRP	Blue Ridge	Corporate/ Unallocated	Segment Result	Reconciliation to Consolidated Information(1)	Consolidated
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
31 December 2015
Revenue	71,474	72	2	49,601	3,957	31	17	2,792	(127,946)	(49,618)	78,328
Cost of sales
—mining, processing and administration	(78,173)	(572)	12	(50,195)	(3,868)	(5)	(332)	—	(133,133)	50,527	(82,606)
—depreciation and amortisation	(7,540)	(19)	—	(7,923)	(1,007)	(81)	—	(2)	(16,572)	7,923	(8,649)
Gross profit/(loss)	(14,239)	(519)	14	(8,517)	(918)	(55)	(315)	2,790	(21,759)	8,832	(12,927)
Other income	—	—	—	31	—	—	—	30	61	(31)	30
Administrative costs	—	—	—	—	—	—	—	(3,949)	(3,949)	34	(3,915)
Foreign exchange gain/(loss)	11,816	—	—	131	566	—	—	(10,076)	2,437	(131)	2,306
Finance costs	—	—	—	—	—	—	—	(9,024)	(9,024)	1,682	(7,342)
Impairment losses	—	—	—	(41,754)	(13,226)	—	—	(480)	(55,460)	41,754	(13,706)
Profit on sale of assets	4	—	4,469	—	—	—	—	—	4,473	—	4,473
BEE partner guarantee	—	—	—	—	—	—	—	(166)	(166)	—	(166)
Share of loss from joint venture entities	—	—	—	—	—	—	—	—	—	(52,993)	(52,993)
Profit/(loss) before income tax	(2,419)	(519)	4,483	(50,109)	(13,578)	(55)	(315)	(20,875)	(83,387)	(853)	(84,240)
Income tax expense	—	—	—	—	—	—	—	6,505 (2)	6,505	853	7,358
Net profit/(loss) from ordinary activities	(2,419)	(519)	4,483	(50,109)	(13,578)	(55)	(315)	(14,370)	(76,882)	—	(76,882)
Segment assets	140,457	45,849	29	168,339	10,914	272	23,821	40,964	430,645	(97,519)	333,126
Capital expenditure	6,752	—	—	9,220	—	—	—	—	15,972	(9,220)	6,752
Segment liabilities	25,572	55,289	85	73,344	3,317	1	24,546	4,114	186,268	(97,519)	88,749

(1)                                 The segment information provided reflects the financial information used by the chief operating decision maker in assessing the performance of each operating segment. For the Mimosa and Blue Ridge operating segments the chief operating decision maker is provided with the detailed revenue, expenditure, asset and liability financial information. In the consolidated financial statements these operating segments are accounted for using the equity method. This differs from the measures used by the chief operating decision maker. The column titled “Reconciliation to Consolidated Information” provides a reconciliation of this segment information to the consolidated financial information.

(2)                                 Includes the income tax (expense)/benefit for equity accounted joint ventures, which is transferred to the line item “share of loss from joint venture entities” in the reconciliation to consolidated information column.

	Kroondal	Marikana	Everest	Mimosa	Platinum Mile	CTRP	Blue Ridge	Corporate/ Unallocated		Segment Result	Reconciliation to Consolidated Information(1)	Consolidated
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000		$’000	$’000	$’000
31 December 2014
Revenue	105,788	130	453	73,143	4,056	36	18	2,809		186,433	(73,170)	113,263
Cost of sales
—mining, processing and administration	(91,373)	(716)	(1,343)	(46,119)	(3,493)	(15)	(422)	—		(143,481)	46,540	(96,941)
—depreciation and amortisation	(10,205)	(100)	(991)	(9,191)	(1,386)	(100)	—	(3)		(21,976)	9,191	(12,785)
Gross profit/(loss)	4,210	(686)	(1,881)	17,833	(823)	(79)	(404)	2,806		20,976	(17,439)	3,537
Other income	—	—	—	128	—	—	8	102		238	(128)	110
Administrative costs	—	—	—	—	—	—	—	(3,292)		(3,292)	54	(3,238)
Foreign exchange gain/(loss)	5,761	—	—	(45)	165	—	—	(6,456)		(575)	172	(403)
Finance costs	—	—	—	—	—	—	—	(9,769)		(9,769)	1,955	(7,814)
Impairment losses	—	—	—	—	—	—	(12,028)	(14,684)		(26,712)	26,138	(574)
Profit on sale of assets	—	—	—	—	—	—	—	18,669		18,669	—	18,669
Foreign currency translation reserve recycled on disposal	—	—	—	—	—	—	—	(13,262)		(13,262)	—	(13,262)
Community share ownership trust	—	—	—	(1,000)	—	—	—	—		(1,000)	1,000	—
Discounting of RBZ receivable	—	—	—	(28,537)	—	—	—	—		(28,537)	28,537	—
Share of loss from joint venture entities	—	—	—	—	—	—	—	—		—	(49,187)	(49,187)
Profit/(loss) before income tax	9,971	(686)	(1,881)	(11,621)	(658)	(79)	(12,424)	(25,886)		(43,264)	(8,898)	(52,162)
Income tax expense	—	—	—	—	—	—	—	(13,472	)(2)	(13,472)	8,898	(4,574)
Net profit/(loss) from ordinary activities	9,971	(686)	(1,881)	(11,621)	(658)	(79)	(12,424)	(39,358)		(56,736)	—	(56,736)
Segment assets	184,053	47,868	31,841	210,670	62,660	565	10,568	184,900		733,125	(82,292)	650,833
Capital expenditure	12,103	—	—	1,419	135	—	—	1		13,658	(1,419)	12,239
Segment liabilities	11,807	55,761	5,245	52,157	17,688	1	30,128	147,496		320,283	(82,292)	237,991

(1)                                 The segment information provided reflects the financial information used by the chief operating decision maker in assessing the performance of each operating segment. For the Mimosa and Blue Ridge operating segments the chief operating decision maker is provided with the detailed revenue, expenditure, asset and liability financial information. In the consolidated financial statements these operating segments are accounted for using the equity method. This differs from the measures used by the chief operating decision maker. The column titled “Reconciliation to Consolidated Information” provides a reconciliation of this segment information to the consolidated financial information.

(2)                                 Includes the income tax (expense)/benefit for equity accounted joint ventures, which is transferred to the line item “share of loss from joint venture entities” in the reconciliation to consolidated information column.

Operating Segments

Identification of reportable segments

The Group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team in assessing performance and in determining the allocation of resources.

Each individual mine and tailings retreatment operation is treated as a separate operating unit for internal reporting purposes. Discrete financial information about each of these operating units is reported to the executive management team on a monthly basis. The Corporate operating unit holds assets and liabilities not specifically related to a single operating unit.

The operations of Kroondal, Marikana, Everest and Mimosa mine, process and sell concentrate containing PGMs. The operations of CTRP and Platinum Mile operate as tailings retreatment facilities from which they produce and sell a concentrate containing PGMs. Marikana, Blue Ridge and CTRP were on care and maintenance through-out the whole period. The sale of Everest was finalised during the period.

The majority of sales of concentrate are to two specific South African based customers being Impala Platinum Holdings Limited and Rustenburg Platinum Mines Limited. The operations of Kroondal, Marikana, Everest, Blue Ridge, CTRP and Platinum Mile are based in South Africa. The operations of Mimosa are based in Zimbabwe.

Accounting policies and inter-segment transactions

The accounting policies used by the Group in reporting segments internally are the same as those contained in note 1 to the accounts and in the prior period except for the following:

Corporate/unallocated comprises non-segmental revenue and expenses such as head office expenses and interest income/expense. Corporate charges are not allocated to operating segments. Similarly, corporate assets and liabilities, including financial assets and liabilities, are not allocated to the segments, such that there is symmetrical treatment between the segment results and segment assets and liabilities.

General

The operations and earnings of the Group continue to be affected to varying degrees by fiscal, legislative regulatory and political developments in southern Africa.

Details of jointly controlled investments

The Group has interests in the following significant jointly controlled investments:

	Percentage of ownership interest held at end of period
Name of entity	2015	2014
Mimosa Investments Limited	50%	50%
Chrome Tailings Retreatment Project (CTRP)	50%	50%
Kroondal and Marikana Mines	50%	50%
Blue Ridge	50%	50%
Sheba’s Ridge Platinum Proprietary Limited	39%	39%

14. Issued and quoted securities at end of current period

Category of securities	Total number	Number quoted	Issue price per security	Amount paid up per security
Ordinary securities	1,508,344,873	1,508,344,873

Changes during current period:
Increases through share issues	1,158,032	1,158,032	$0.11	$0.11
	609,667	609,667	$0.13	$0.13
	1,238,095	1,238,095	$0.17	$0.17

15. Zimbabwe operations

Mimosa 15% export levy on un-beneficiated PGMs

In the 2015 National Budget presentation, the deferment of the VAT on un-beneficiated platinum to 1 January 2017 was proposed. However, the subsequent Finance Bill and Finance Act of 2015 did not include the deferment. Post balance date, the deferment to 1 January 2017 was legislated.

Mimosa royalties

The 2015 National Budget was silent on the non-deductibility of royalties for income tax purposes. The proposal to render royalties payable by Mimosa non-deductible for income tax purposes was implemented with effect from the year of assessment beginning on 1 January 2014, and therefore impacted Mimosa from the start of the 2014 financial year on 1 July 2013. This position remained unchanged in the 2015 National Budget. The financial impact of the non-deductibility of royalties was $1.7 million for the half-year to December 2015, 50% of which is attributable to Aquarius. Negotiations are continuing with the authorities to confirm that the royalties are deductible for income tax purposes.

Mimosa indigenisation

The Minister of Youth, Indigenisation and Economic Empowerment gazetted the frameworks, templates and procedures for implementing the indigenisation policy on 8 January 2016. The proposed frameworks sought to provide clarity on the indigenisation law and its implementation, and the Indigenisation Act remains unchanged.

Mimosa continues to interact with the Ministry of Indigenisation and Ministry of Mines to work towards a sustainable solution in relation to indigenisation.

16. Going concern

The consolidated financial statements have been prepared on a going concern basis, which presumes the Group will be able to pay its creditors as and when they fall due.

In the period from 30 June 2015 to 31 December 2015 the US dollar price of the Group’s key products, platinum and palladium, fell from $1,090/oz to $860/oz and $728/oz to $551/oz respectively. Despite cost savings achieved and a favourable movement in the South African Rand these price reductions have negatively impacted the Group. As a consequence the Group recognised a net loss after income tax of $77 million (inclusive of non-cash impairment charges of $55 million) for the half-year ended 31 December 2015. Net cash used in operating activities totalled $1 million and the Group paid $7 million for mining assets during the period. At the balance sheet date current assets totalled $70 million, including $42 million in cash, and current liabilities totalled $36 million.

On 18 January 2016 the shareholders of the Company voted in favour of the amalgamation of the Company with Sibanye Platinum Bermuda Proprietary Limited, a wholly owned subsidiary of Sibanye via the acquisition of the entire issued share capital of the Company for a cash consideration of $0.195 per share. The conclusion of the amalgamation was subject to the satisfaction of certain other conditions precedent, the last of which was satisfied on 12 April 2016.

The financial statements have been prepared on a going concern basis as Sibanye Gold Limited (Sibanye), the ultimate parent entity of Aquarius after the completion of the amalgamation, has pledged to provide the company with any necessary ongoing financial support.

Aquarius Platinum Limited

Consolidated statement of profit or loss and other comprehensive income for the years ended 30 June 2015, 2014 and 2013

	Note	2015	2014	2013
		$’000	$’000	$’000
				Restated(1)
Revenue	7	212,908	233,056	237,115
Cost of sales	7	(210,816)	(231,158)	(248,726)
Gross profit		2,092	1,898	(11,611)
Other income	7	173	174	278
Administrative costs	7	(6,230)	(7,353)	(12,368)
Foreign exchange gain/(loss)		1,572	1,843	(19,323)
Finance costs	7	(15,437)	(28,091)	(26,669)
Impairment losses	7	(29,445)	(3,084)	(214,111)
Profit on repurchase of bonds	25	—	10,925	—
Profit on sale of assets	7	20,511	653	—
Foreign currency translation reserve recycled on disposal		(13,262)	—	—
BEE partner guarantee		(2,093)	—	—
Rehabilitation cost reversal	7	—	5,342	(54,538)
Share of (loss)/profit from joint venture entities	13	(48,298)	5,055	(2,698)
Loss before income tax		(90,417)	(12,638)	(341,040)
Income tax (expense)/benefit	8	(7,660)	(544)	53,127
Net loss for the year		(98,077)	(13,182)	(287,913)
Other comprehensive income that may be recycled to profit or loss
Foreign currency translation adjustments		(27,329)	(15,979)	(93,697)
Total other comprehensive loss		(27,329)	(15,979)	(93,697)
Total comprehensive loss		(125,406)	(29,161)	(381,610)
Loss is attributable to:
Equity holders of Aquarius		(96,310)	(13,048)	(287,207)
Non-controlling interests		(1,767)	(134)	(706)
		(98,077)	(13,182)	(287,913)
Total comprehensive loss is attributable to:
Equity holders of Aquarius		(123,746)	(29,064)	(380,974)
Non-controlling interests		(1,660)	(97)	(636)
		(125,406)	(29,161)	(381,610)
Earnings per share(2)
Basic loss per share (cents per share)	9	(6.59)	(1.38)	(34.55)
Diluted loss per share (cents per share)	9	(6.59)	(1.38)	(34.55)

(1)                                 Certain amounts shown here do not correspond to the 30 June 2013 and 30 June 2012 financial statements due to the adoption of IFRS 11 Joint Arrangements. The adjustments relating to the 2013 financial year are detailed in note 35.

(2)                                 Earnings per share for the years ended 30 June 2014 and 2013 reflects the impact of the bonus element of the rights issue undertaken.

Consolidated statement of financial position as at 30 June 2015 and 2014

	Note	2015	2014
		$’000	$’000
Assets
Non-current assets
Receivables	11	14,233	9,180
Available-for-sale investments	12	392	451
Investments in joint venture entities	13	150,609	230,410
Mining assets	15	163,439	209,211
Deferred tax asset	8	293	14,652
Restricted cash in environmental trusts	16	13,905	16,902
Intangible asset	17	17,727	54,499
Total non-current assets		360,598	535,305
Current assets
Cash and cash equivalents	18	195,773	136,820
Trade and other receivables	19	29,231	30,104
Inventories	20	8,463	15,246
Total current assets		233,467	182,170
Total assets		594,065	717,475
Equity and liabilities
Capital and reserves
Issued capital	27	75,266	73,216
Treasury shares	28	(26,056)	(26,239)
Reserves	29	761,134	781,692
Accumulated losses		(456,760)	(360,450)
Total equity attributable to equity holders of Aquarius		353,584	468,219
Non-controlling interests		3,889	5,549
Total equity		357,473	473,768
Non-current liabilities
Payables	21	2,059	2,065
Interest bearing loans and borrowings	22	2,020	118,919
Deferred tax liabilities	8	7,687	16,837
Provisions	23	61,345	65,763
Total non-current liabilities		73,111	203,584
Current liabilities
Trade and other payables	24	34,523	34,189
Interest bearing loans and borrowings	25	124,880	1,362
Income tax payable	8	1	90
Provisions	26	4,077	4,482
Total current liabilities		163,481	40,123
Total liabilities		236,592	243,707
Total equity and liabilities		594,065	717,475

Consolidated statement of changes in equity for the year ended 30 June 2015

	Issued capital	Treasury shares	Share premium reserve	Foreign currency translation reserve	Equity benefits reserve	Ridge replacement options reserve	Equity reserve	Convertible bond equity component	Accumulated losses	Owners of the parent	Non- controlling interest	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 1 July 2014	73,216	(26,239)	1,201,126	(108,343)	466	92	(338,019)	26,370	(360,450)	468,219	5,549	473,768
Loss for the year	—	—	—	—	—	—	—	—	(96,310)	(96,310)	(1,767)	(98,077)
Other comprehensive income	—	—	—	(27,436)	—	—	—	—	—	(27,436)	107	(27,329)
Total comprehensive income for the year	—	—	—	(27,436)	—	—	—	—	(96,310)	(123,746)	(1,660)	(125,406)
Transactions with owners in their capacity as owners:
Equity benefits issued to employees	225	697	683	—	—	—	—	—	—	1,605	—	1,605
On market purchase of share plan shares	—	(514)	—	—	—	—	—	—	—	(514)	—	(514)
Shares issued on Kruidfontein settlement	1,825	—	6,195	—	—	—	—	—	—	8,020	—	8,020
At 30 June 2015	75,266	(26,056)	1,208,004	(135,779)	466	92	(338,019)	26,370	(456,760)	353,584	3,889	357,473

Consolidated statement of changes in equity for the year ended 30 June 2014

	Issued capital	Treasury shares	Share premium reserve	Foreign currency translation reserve	Equity benefits reserve	Ridge replacement options reserve	Equity reserve	Convertible bond equity component	Accumulated losses	Owners of the parent	Non- controlling interest	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 1 July 2013	24,343	(26,526)	1,030,810	(92,327)	466	92	(361,826)	62,666	(347,402)	290,296	5,646	295,942
Loss for the year	—	—	—	—	—	—	—	—	(13,048)	(13,048)	(134)	(13,182)
Other comprehensive income	—	—	—	(16,016)	—	—	—	—	—	(16,016)	37	(15,979)
Total comprehensive income for the year	—	—	—	(16,016)	—	—	—	—	(13,048)	(29,064)	(97)	(29,161)
Transactions with owners in their capacity as owners:
Rights issue	48,810	—	169,584	—	—	—	—	—	—	218,394	—	218,394
Repurchase of convertible bonds	—	—	—	—	—	—	23,807	(36,296)	—	(12,489)	—	(12,489)
Equity benefits issued to employees	63	1,012	732	—	—	—	—	—	—	1,807	—	1,807
Participation in rights issue by controlled entities	—	(2,297)	—	—	—	—	—	—	—	(2,297)	—	(2,297)
On market purchase of share plan shares	—	(1,477)	—	—	—	—	—	—	—	(1,477)	—	(1,477)
Consideration received by controlled entities from sale of equity rights in the parent entity	—	3,049	—	—	—	—	—	—	—	3,049	—	3,049
At 30 June 2014	73,216	(26,239)	1,201,126	(108,343)	466	92	(338,019)	26,370	(360,450)	468,219	5,549	473,768

Consolidated statement of changes in equity for the year ended 30 June 2013

	Issued capital	Unissued shares	Treasury shares	Share premium reserve	Foreign currency translation reserve	Equity benefits reserve	Ridge replacement options reserve	Equity reserve	Convertible bond equity component	Accumulated losses	Owners of the parent	Non- controlling interest	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 1 July 2012	23,516	2,436	(18,128)	1,019,896	1,440	466	92	(361,826)	62,666	(60,195)	670,363	6,282	676,645
Loss for the year	—	—	—	—	—	—	—	—	—	(287,207)	(287,207)	(706)	(287,913)
Other comprehensive income	—	—	—	—	(93,767)	—	—	—	—	—	(93,767)	70	(93,697)
Total comprehensive income for the year	—	—	—	—	(93,767)	—	—	—	—	(287,207)	(380,974)	(636)	(381,610)
Transactions with owners in their capacity as owners:
Shares issued	700	—	—	8,605	—	—	—	—	—	—	9,305	—	9,305
Purchase of company shares by a controlled entity	—	—	(9,305)	—	—	—	—	—	—	—	(9,305)	—	(9,305)
Transfer to issued shares	127	(2,436)	—	2,309	—	—	—	—	—	—	—	—	—
Equity benefits provided to employees	—	—	907	—	—	—	—	—	—	—	907	—	907
At 30 June 2013	24,343	—	(26,526)	1,030,810	(92,327)	466	92	(361,826)	62,666	(347,402)	290,296	5,646	295,942

Consolidated statement of cash flows for the years ended 30 June 2015, 2014 and 2013

	Note	2015	2014	2013
		$’000	$’000	$’000 Restated(1)
Cash flows from operating activities
Receipts from customers		221,579	231,520	253,927
Payments to suppliers and employees		(210,565)	(215,959)	(251,068)
Foreign exchange gain on currency contract		773	—	(24,039)
Closure and transition costs		—	—	(27,582)
Interest received		6,431	5,714	5,466
Other income		172	398	252
Income taxes paid		(538)	(581)	(1,387)
Net cash from/(used in) operating activities		17,852	21,092	(44,431)
Cash flows from investing activities
Payments for mining assets		(23,139)	(28,073)	(36,268)
Proceeds from sale of Kruidfontein prospecting rights		26,811	—	—
Tax payment relating to sale of Kruidfontein prospecting rights		(3,041)	—	—
Proceeds from sale of Everest		32,783	—	—
VAT collected on sale of Everest		4,512	—	—
Proceeds from sale of mining assets		608	849	638
Refund of deposit for mineral acquisition		—	—	15,000
Net cash from/(used in) investing activities		38,534	(27,224)	(20,630)
Cash flows from financing activities
Interest and other finance costs paid		(6,015)	(12,709)	(13,441)
Payment for repurchase of bonds including transaction costs		—	(162,429)	—
Proceeds from rights issue		—	223,845	—
Transaction costs relating to rights issue		(1,262)	(8,351)	—
Proceeds from sale of rights		—	3,049	—
Proceeds from borrowings		4,652	2,989	—
Repayment of borrowings		(2,596)	(4,274)	(5,830)
Purchase of shares reserved for share plan		(514)	—	—
Loans to joint venture entities		(1,725)	(2,222)	(2,109)
Dividends from joint venture entities		20,000	22,373	10,000
Net cash from/(used in) financing activities		12,540	62,271	(11,380)
Net increase/(decrease) in cash held		68,926	56,139	(76,441)
Cash and cash equivalents at the beginning of the year		136,820	77,773	166,652
Net foreign exchange differences		(9,973)	2,908	(12,438)
Cash and cash equivalents at the end of the year	18	195,773	136,820	77,773

(1)                                 Certain amounts shown here do not correspond to the 2013 financial statements and reflect adjustments made as detailed in note 35.

Notes to the consolidated financial statements for the years ended 30 June 2015, 2014 and 2013

1. Corporate information

The accompanying consolidated financial statements of Aquarius Platinum Limited (“Aquarius” or “the Company”) were prepared for the purpose of meeting the requirements of Rule 3.05 of regulation S-X which represent the previously issued consolidated financial statements for the years ended 30 June 2015 and 2014 authorised for issue on 30 September 2015 and 30 September 2014, respectively, including financial information for the year ended 30 June 2013. The consolidated financial statements have been presented using United States dollars as the presentation currency.

Aquarius was a limited company incorporated and domiciled in Bermuda whose shares were publicly traded. The principal activities of the Group are mine development, concentrate production and investment. During the year ended 30 June 2015, the principal focus revolved around the operations of the Kroondal mine, the Mimosa mine and the Platinum Mile retreatment facility. Part A of the Everest sale agreement was finalised during the year ended 30 June 2015. The Group’s other mines—Marikana, Blue Ridge and the Chrome Tailings Retreatment Plant (CTRP)—remain on care and maintenance.

2. Basis of preparation

The consolidated financial statements have been prepared under the historical cost accounting convention except for available-for-sale investments and derivative financial instruments that have been measured at fair value.

In the opinion of management, the financial statements reflect all adjustments (of a normal and recurring nature) which the management considers necessary for a fair presentation of such statements for the periods presented.

Statement of compliance

The consolidated financial statements of Aquarius and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial information is presented in US dollars and has been rounded to the nearest thousand US dollars unless otherwise stated.

Basis of consolidation

The consolidated financial statements comprise the accounts of Aquarius and its controlled subsidiaries (“the Group”), after the elimination of all material intercompany balances and transactions.

Subsidiaries are consolidated from the date the parent entity obtains control and continue to be consolidated until such time as control ceases. Where there is a loss of control of a subsidiary, the consolidated accounts include the results for the part of the reporting period during which the parent entity had control. A list of subsidiaries appears in note 33(a).

The accounts of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

3. Changes in accounting policies and disclosures

The Group has adopted all new and revised Standards and Interpretations issued by the IASB and the International Financial Reporting Interpretation Committee (IFRIC) of the IASB that are relevant to its operations and effective for accounting periods beginning on or after 1 July 2014. The adoption of these new and revised Standards and Interpretations has resulted in changes to the Group’s accounting policies as set out below:

Reference	Title	Summary	Impact
IFRIC 21	Levies

This interpretation confirms that a liability to pay a levy is only recognised when the activity that triggers the payment occurs. Applying the going concern assumption does not create a constructive obligation.

There was no material impact on the financial statements.
IAS 32	Amendments to IAS 32—Offsetting Financial Assets and Financial Liabilities

The IASB adds application guidance to IAS 32 Financial Instruments: Presentation to address inconsistencies identified in applying some of the offsetting criteria of IAS 32, including clarifying the meaning of “currently has a legally enforceable right of set-off” and that some gross settlement systems may be considered equivalent to net settlement.

There was no material impact on the financial statements.
IAS 36	Amendments to IAS36—Recoverable Amount Disclosures for Non-Financial Assets

The IASB amends the disclosure requirements in IAS 36 Impairment of Assets. The amendments include the requirement to disclose additional information about the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposal.

There was no material impact on the financial statements.
IAS 19	Defined Benefit Plans: Employee Contributions (Amendments to IAS 19)	The IASB makes amendments in relation to the requirements for contributions from employees or third parties that are set out in the formal terms of the benefit plan and linked to service.	There was no material impact on the financial statements.

The amendments clarify that if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognise such contributions as a reduction in the service cost in the period in which the related service is rendered, instead of attributing the contributions to the periods of service.

4. Significant accounting judgements and estimates

In the process of applying the Group’s accounting policies, management has made the following judgements and estimations, which have the most significant effect on the amounts recognised in the financial statements. The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

•                  Joint arrangements

Judgement is required to determine when the Group has joint control, which requires an assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. The Group has determined that the relevant activities for its joint arrangements are those relating to the operating and capital decisions of the arrangement, such as: the approval of the capital expenditure programme for each year, and appointing, remunerating and terminating the key management personnel or service providers of the joint arrangement. The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries.

Judgement is also required to classify a joint arrangement as either a joint operation or a joint venture. Classifying the arrangement requires the Group to assess their rights and obligations arising from the arrangement. Specifically, it considers:

•                  The structure of the joint arrangement—whether it is structured through a separate vehicle.

•                  When the arrangement is structured through a separate vehicle, the Group also considers the rights and obligations arising from:

•                  the legal form of the separate vehicle; and

•                  the terms of the contractual arrangement.

This assessment often requires significant judgement, and a different conclusion on joint control and also whether the arrangement is a joint operation or a joint venture may materially impact the accounting.

•                  Determination of mineral resources and ore reserves

Aquarius estimates its mineral resources and ore reserves in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the ‘JORC code’). The information on mineral resources and ore reserves was prepared by or under the supervision of Competent Persons as defined in the JORC code.

There are numerous uncertainties inherent in estimating mineral resources and ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available.

Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in reserves could impact on depreciation and amortisation rates, asset carrying values, deferred stripping costs and provisions for decommissioning and restoration.

•                  Impairment of capitalised exploration and evaluation expenditure

The future recoverability of capitalised exploration and evaluation expenditure is dependent on a number of factors, including whether the Group decides to exploit the related lease itself or, if not, whether it successfully recovers the related exploration and evaluation asset through sale.

Factors which could impact the future recoverability include the level of proved and probable mineral reserves, future technological changes which could impact the cost of mining, future legal changes (including changes to environmental restoration obligations) and changes to commodity prices.

To the extent that capitalised exploration and evaluation expenditure is determined not to be recoverable in the future, this will reduce profits and net assets in the period in which this determination is made.

In addition, exploration and evaluation expenditure is capitalised if activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves. To the extent that it is determined in the future that this capitalised expenditure should be written off, this will reduce profits and net assets in the period in which this determination is made.

•                  Impairment of capitalised mine development expenditure

The future recoverability of capitalised mine development expenditure is dependent on a number of factors, including the level of proved and probable ore reserves, future technological changes which could impact the cost of mining, future legal changes (including changes to environmental restoration obligations) and changes to commodity prices.

To the extent that capitalised mine development expenditure is determined not to be recoverable in the future, this will reduce profits and net assets in the period in which this determination is made.

•                  Impairment of property, plant and equipment

Property, plant and equipment are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Where a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of value in use (VIU) (being the net present value of expected future cash flows of the relevant cash generating unit (CGU)) and fair value less costs to sell.

In determining VIU, future cash flows are based on estimates of the quantities of economically recoverable ore reserves and mineral resources for which there is a high degree of confidence of economic extraction, future production levels, future commodity prices and future cash costs of production.

Variations to the expected future cash flows, and the timing thereof, could result in significant changes to any impairment losses recognised, if any, which could in turn impact future financial results.

•                  Impairment of intangible assets

For intangible assets with finite lives, the Group determines whether the asset is impaired when an indication of impairment exists.

In determining recoverable amount, future cash flows are based on estimates of the quantities of economically recoverable ore reserves and mineral resources for which there is a high degree of confidence of economic extraction, future production levels, future commodity prices and future cash costs of production.

•                  Restoration provisions

The Group records the present value of the estimated cost of restoring operating locations in the period in which the obligation arises, which is typically at the commencement of construction or disturbance to the environment. The nature of the restoration activities includes the removal of facilities, abandonment of mine sites and rehabilitation of the affected areas. In most instances this arises many years in the future. The application of this policy necessarily requires judgemental estimates and assumptions regarding the date of abandonment, environmental legislation, engineering methodology adopted, technologies to be used, expected future inflation rates and the asset specific discount rates used to determine the present value of these cash flows.

•                  Revenue recognition

The accounting policy for sale of goods is set out in note 5(j). The determination of revenue from the time of initial recognition of the sale on a provisional basis through to final pricing requires management to continuously re-estimate the fair value of the price adjustment feature. Management determines this with reference to estimated forward prices using consensus forecasts.

•                  Production start date

The Group assesses the stage of each mine under construction to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project, such as the complexity of a plant and its location. The Group considers various relevant criteria to assess when the mine is substantially complete, including, but not limited to, the following:

•                  the level of capital expenditure compared to the construction cost estimates;

•                  completion of a reasonable period of testing of the mine plant and equipment;

•                  ability to produce product in saleable form (within specifications); and

•                  ability to sustain ongoing production of metal.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for costs that qualify for capitalisation relating to mining asset additions or improvements, underground mine development or mineable reserve development. It is also at this point that depreciation/amortisation commences.

•                  Inventories

Net realisable value tests are performed at least annually and represent the estimated future sales price of the product based on prevailing spot metal prices at the reporting date, less estimated costs to complete production and bring the product to sale. Stockpile and concentrate tonnages are verified by periodic surveys.

•                  Taxes

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

5. Significant accounting policies

(a)                                 Exploration for and evaluation of mineral resources

Pre-license costs are expensed in the statement of profit or loss and other comprehensive income as incurred.

Exploration and evaluation costs, including the costs of acquiring licences, are capitalised as exploration and evaluation assets (E&E assets) on a project-by-project basis pending determination of the technical feasibility and commercial viability of the project. The capitalised costs are presented as either tangible or intangible E&E assets according to the nature of the assets acquired. When a licence is relinquished or a project is abandoned, the related costs are recognised in the statement of profit or loss and other comprehensive income immediately.

E&E assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For the purposes of impairment testing, E&E assets are allocated to CGUs consistent with the determination of reportable segments.

The technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable when proven and probable reserves are determined to exist. Upon determination of proven and probable reserves, tangible and intangible E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to the relevant category within mining assets.

Expenditure deemed to be unsuccessful is recognised in the statement of profit or loss and other comprehensive income immediately.

(b)                                 Mining assets

Mining assets which consist of mineral and surface rights, option and prospecting fees, mine development costs, process plants and buildings and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

The initial cost of an asset comprises its purchase price or construction cost, any cost directly attributable to bringing the asset into operation, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

While a mine is being developed these costs are accumulated and capitalised until mining commences after which they are accounted for as follows:

Mining tenements

•                  Mineral rights

Mineral rights are depreciated over their estimated useful lives using the unit-of-production method based on proven and probable platinum ore reserves. Proven and probable platinum ore reserves reflect estimated quantities of economically recoverable resources which can be recovered in future from known mineral deposits.

•                  Surface rights

Surface rights in respect of freehold land are held for mining purposes only and are not depreciated, as their values should not be depleted through mining activities.

•                  Option and prospecting fees

Option and prospecting fees are depreciated from the commencement of mining on the same basis as mineral rights.

Mining development

Mine development costs incurred to develop new ore bodies and to expand the capacity of the mine are accounted for as follows:

•                  Where development is on-reef these costs are expensed.

•                  Where development is off-reef these costs are capitalised.

•                  Dip conveyors are capitalised.

•                  Only the first installation of strike conveyors are capitalised with all further extensions being expensed. Associated underground infrastructure, including dams, sub-stations and compressed air piping are also expensed.

Depreciation is first charged on mine development from the date on which the asset is in the condition necessary for it to operate in a manner intended by management.

Mine development costs are depreciated using the unit-of-production method based on estimated proven and probable platinum ore reserves, unless the useful life of the mine development is less than the life of mine (LOM), in which case a straight line method will be applied. Proven and probable reserves reflect estimated quantities of economically recoverable platinum resources which can be recovered in the future from known mineral deposits.

Useful lives and residual values are reassessed annually.

Development costs to maintain production are expensed as incurred against the related production.

Process plant

Process plant is depreciated using the unit-of-production method based on estimated proven and probable platinum ore reserves, unless the useful life of the plant is less than the LOM, in which case a straight line method is applied. Proven and probable reserves reflect estimated quantities of economically recoverable platinum resources which can be recovered in future from known mineral deposits.

Useful lives and residual values are reassessed annually.

Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets and overhaul costs. Where an asset or part of an asset that was separately depreciated and is now written off is replaced and it is probable that future economic benefits associated with the item will flow to the group through an extended life, the expenditure is capitalised. Where part of the asset was not separately considered as a component, the replacement value is used to estimate the carrying amount of the replaced assets that is to be immediately written off. All other day to day maintenance costs are expensed as incurred.

Buildings and equipment

Depreciation is charged to the statement of profit or loss and other comprehensive income on a straight line basis over the estimated useful lives of each part of an item of buildings and equipment. The estimated useful lives range from 3 to 12.5 years.

Useful lives and residual values are reassessed annually. Where parts of an item of the mining assets have different useful lives, they are accounted for as separate items of the related mining asset.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised net within the statement of profit or loss and other comprehensive income.

Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Assets acquired by way of finance lease are stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

(c)                                  Impairment

Non-financial assets

The Group assesses, at each reporting date, whether there is an indication that an asset (or CGU) may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s or CGU’s recoverable amount. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal (FVLCD) and its VIU. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the asset is tested as part of a larger CGU to which it belongs. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset/CGU is considered impaired and is written down to its recoverable amount. Management has assessed its CGUs as being an individual mine, which is the lowest level for which cash inflows are largely independent of those of other assets.

In calculating VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset/CGU. In determining FVLCD, recent market transactions (where available) are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies, or other available fair value indicators.

The Group bases its impairment calculation on detailed budgets and forecasts, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated, based on the LOM plans. The estimated cash flows are based on expected future production, metal selling prices, operating costs and forecast capital expenditure, and cash flows beyond five years are based on LOM plans.

VIU does not reflect future cash flows associated with improving or enhancing an asset’s performance, whereas anticipated enhancements to assets are included in FVLCD calculations.

Impairment losses of continuing operations, including impairment of inventories, are recognised in the statement of profit or loss and other comprehensive income in those expense categories consistent with the function of the impaired asset.

For assets/CGUs excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s/CGU’s recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset/CGU does not exceed either its recoverable amount, or the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset/CGU in prior years. Such a reversal is recognised in the statement of profit or loss.

Financial assets

Financial assets are assessed at each reporting date to determine whether there is any objective evidence that they are impaired. A financial asset is considered to be impaired if objective evidence as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’), indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows (excluding future expected credit losses that have not yet been incurred) discounted at the original effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the impairment losses are recognised in the statement of profit or loss and other comprehensive income.

Interest income continues to be accrued on the reduced carrying amount based on the original effective interest rate of the asset. The financial asset together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the Group.

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. If a previous write-off is later recovered, the recovery is credited to the statement of profit or loss and other comprehensive income.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in other comprehensive income is transferred to the statement of profit or loss and other comprehensive income.

For available-for-sale financial assets that are debt securities, the reversal is recognised in the statement of profit or loss and other comprehensive income. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in other comprehensive income.

(d)                                 Fair value measurement

The Group measures derivatives at fair value at each balance sheet date and, for the purposes of impairment testing, uses fair value less costs of disposal to determine the recoverable amount of some of its non-financial assets.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•                  in the principal market for the asset or liability; or

•                  in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

•                  Level 1—Quoted (unadjusted) market prices in active markets for identical assets or liabilities

•                  Level 2—Valuation techniques for which the lowest-level input that is significant to the fair value measurement is directly or indirectly observable

•                  Level 3—Valuation techniques for which the lowest-level input that is significant to the fair value measurement is unobservable

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

(e)                                  Investments and other financial assets

Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables or available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year end.

All regular way purchases and sales of financial assets are recognised at the trade date i.e. the date the Group commits to purchase the asset.

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as either financial assets at fair value through profit or loss, loans and receivables or held to maturity financial assets. After initial recognition, available-for-sale financial assets are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

(f)                                   Derecognition of financial assets and liabilities

Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised where:

•                  the rights to receive cash flows from the asset have expired;

•                  the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass-through’ arrangement; or

•                  the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group’s continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of the Group’s continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.

(g)                                 Foreign currencies

The consolidated financial statements are stated in US dollars which is the Company’s functional and presentation currency. Each entity in the Group determines its own functional currency and items included in each entity are measured using that functional currency.

Foreign currency transactions

Transactions in foreign currencies are recorded in the applicable functional currency at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the reporting date. All exchange differences on monetary items are included in determining profit or loss. Non-monetary items are recorded in the applicable functional currency using the exchange rate at the date of the transaction.

Translation of financial reports of foreign operations

The Mimosa Investments Limited Group financial statements incorporating its controlled entities in Zimbabwe, have been prepared using US dollars as the functional currency. The functional currency of subsidiaries in South Africa is considered to be the South African Rand. The functional currency of subsidiaries in Australia is considered to be the Australian dollar.

The assets and liabilities of these entities are translated to the Group presentation currency at the rate of exchange ruling at the reporting date. Income and expense items are translated at average exchange rates for the period. Any exchange differences are taken directly to the foreign currency translation reserve. On disposal of a foreign entity, cumulative deferred exchange differences are recognised in comprehensive income as part of the profit or loss on sale.

(h)                                 Business combinations

Business combinations are accounted for using the acquisition method. The acquisition method requires that the acquirer recognises, separately from goodwill, the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, at acquisition date. Acquisition costs directly attributable to the acquisition are expensed in the period. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at fair value at the date of acquisition, irrespective of the extent of any non-controlling interest.

For each business combination, the Group has an option to measure any non-controlling interests in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

(i)                                    Intangible assets

The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

Intangible assets with finite lives are amortised using the straight line method over the useful life of the contract and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method is reviewed at least each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates.

(j)                                    Revenue recognition

Revenue is recognised and measured at fair value to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest

Revenue is recognised as the interest accrues on interest bearing cash deposits, using the effective interest method.

Sale of goods

Revenue on sale of mine products is recognised when risks and rewards of ownership of the mine product has passed to the buyer pursuant to a sales contract.

For platinum group metals (PGM) concentrate sales the sales price is determined on a provisional basis at the date of delivery. Adjustments to the sale price occur based on movements in the metal market price up to the date of final pricing. Final pricing is based on the monthly average market price in the month of settlement. The period between provisional invoicing and final pricing is typically between two and fours months. Revenue on provisionally priced sales is initially recorded at the estimated fair value of the consideration receivable. The revenue adjustment mechanism embedded within provisionally priced sales arrangements has the characteristics of a commodity derivative. Accordingly, the fair value of the final sales price adjustment is re-estimated continuously and changes in fair value recognised as an adjustment to revenue in the statement of profit or loss and other comprehensive income and trade debtors in the statement of financial position. In all cases, fair value is determined with reference to estimated forward market prices.

Dividends

Revenue is recognised when the Group’s right to receive the payment is established.

(k)                                 Income taxes

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred tax

Deferred income tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•                  where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•                  in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilised except:

•                  where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•                  in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the profit or loss.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities, and the deferred taxes relate to the same taxable entity and the same taxation authority.

(l)                                    Employee entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. Current entitlements in respect of wages and salaries, annual leave, and other benefits are measured at the amounts expected to be paid.

All other employee entitlement liabilities are measured at the present value of estimated payments to be made in respect of services rendered up to reporting date.

Contributions for pensions and other post employment benefits to defined contribution plans are recognised in profit or loss as incurred during the period in which employees render the related service.

(m)                             Interest bearing loans and borrowings

Loans and borrowings other than financial instruments issued by the Group are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, all interest bearing loans and borrowings, other than liabilities held for trading, are subsequently measured at amortised cost using the effective interest method.

The convertible bond has two elements: a liability component (a host debt contract) and an equity element (an embedded option entitling the bond holder to convert the liability into common shares in the Company). The liability element is initially recognised at fair value and is subsequently carried at amortised cost whereby the initial carrying value of the debt is accreted to the principal amount over the life of the bond. This accretion is recognised as a finance cost together with coupon payments. The balance of the bond proceeds is allocated to the equity component.

(n)                                 Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (i.e. an asset that necessarily takes a substantial period of time to get ready for its intended use or sale) are capitalised as part of the cost of that asset. All other borrowing costs are expensed in the period they occur.

(o)                                 Trade and other payables

Liabilities for trade and other payables, whether billed or not billed to the Group, which are normally settled on 30-90 day terms, are carried at amortised cost.

(p)                                 Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of profit or loss and other comprehensive income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(q)                                 Cash

Cash and cash equivalents include cash on hand and in banks, and deposits at call which have an original maturity of three months or less. For the purpose of the statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(r)                                  Inventories

Inventories comprise consumables, reagents, produce, packaging, chromite, reef ore stockpiled and concentrate awaiting further processing and are valued at the lower of cost and net realisable value. Cost is determined on the weighted average method and includes direct mining expenditure and an appropriate proportion of overhead expenditure.

(s)                                   Trade and other receivables

Trade receivables include actual invoiced sales of PGM concentrate as well as sales not yet invoiced for which deliveries have been made and the risks and rewards of ownership have passed. The receivable amount calculated for the PGM concentrate delivered but not yet invoiced is recorded at the fair value of the consideration receivable at the date of delivery. At each subsequent reporting date the receivable is restated to reflect the fair value movements in the pricing mechanism which is considered to represent an embedded derivative. Foreign exchange movements subsequent to the recognition of a sale are recognised as a foreign exchange gain or loss in the statement of profit or loss and other comprehensive income.

Other receivables are stated at cost less any allowance for uncollectible amounts. An allowance is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

(t)                                    Provision for mine site rehabilitation

The provision for rehabilitation represents the cost of restoring site damage following initial disturbance. Increases in the provision are capitalised to deferred mining assets to the extent that it meets the definition of dismantling and removing the item and restoring the site on which it is located under IAS 16 Property, Plant and Equipment. Costs incurred that relate to an existing condition caused by past operations and do not have a future economic benefit are expensed.

Gross rehabilitation costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate the risk specific to the liability. The unwinding of the discount is recorded as an accretion charge within finance costs.

Rehabilitation costs capitalised to mining assets are amortised over the operating life of each mine using the units of production method based on estimated proven and probable mineral reserves. Expenditure on ongoing rehabilitation costs is brought to account when incurred.

In South Africa, annual contributions are made to an environmental rehabilitation trust fund, created in accordance with South African Statutory requirements, to fund the estimated cost of rehabilitation during and at the end of the life of a mine. The funds that have been paid into the trust fund plus the growth in the trust fund are shown as an asset in the statement of financial position.

(u)                                 Share capital

Share capital is recognised at the fair value of the consideration received by the Company. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

(v)                                 Treasury shares

Treasury shares are deducted from equity and no gain or loss is recognised in profit or loss on purchase, sale, issue or cancellation of the Group’s own equity instruments.

(w)                               Leases

The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement at inception date.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the statement of profit or loss and other comprehensive income on a straight-line basis over the lease term.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

(x)                                 Interests in joint operations

A joint operation is a joint arrangement in which the parties that share joint control have rights to the assets, and obligations for the liabilities, relating to the arrangement.

In relation to the Group’s interests in joint operations, the following are recognised in the financial statements:

(i)                       the Group’s share of the jointly controlled assets, classified according to the nature of the assets;

(ii)                    any liabilities that the Group has incurred;

(iii)                 the Group’s share of any liabilities incurred jointly with the other venturers in relation to the joint operation;

(iv)                any income from the sale or use of the Group’s share of the output of the joint operation, together with the Group’s share of any expenses incurred by the joint operation; and

(v)                   any expenses that the Group has incurred in respect of its interest in the joint operation.

(y)                                 Investments in joint ventures

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries.

The Group’s investments in joint ventures are accounted for using the equity method. Under the equity method, the investment in a joint venture is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Group’s share of net assets of the joint venture since the acquisition date. Goodwill relating to the joint venture is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment.

The statement of profit or loss and other comprehensive income reflects the Group’s share of the results of operations of the joint venture. Any change in other comprehensive income of those investees is presented as part of the Group’s other comprehensive income. In addition, when there has been a change recognised directly in the equity of the joint venture, the Group recognises its share of any changes, when applicable, in the statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the joint venture are eliminated to the extent of the interest in the joint venture.

The aggregate of the Group’s share of profit or loss of a joint venture is shown on the face of the statement of profit or loss and other comprehensive income and represents profit or loss after tax.

The financial statements of the joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognise an impairment loss on the investment in its joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value, then recognises the loss in ‘Share of profit/(loss) from joint venture entities’ in the statement of profit or loss and other comprehensive income.

Upon loss of joint control over the joint venture, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the joint venture upon loss of joint control and the fair value of the retained investment and proceeds from disposal is recognised in profit or loss.

(z)                                  Share-based payment transactions

Employees (including senior executives) of the Group receive remuneration in the form of equity based payment transactions, whereby employees render services as consideration for equity instruments (equity-settled transactions).

The Group currently has a share plan for employees. Loans made under the share plan are treated as share-based compensation under IFRS 2 share-based payment.

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The fair value is determined using a binomial or Black-Scholes pricing model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting date). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Shares in the Group acquired on market and held by the Share Plan are shown as a deduction from equity.

(aa)                          Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the parent, excluding any costs of servicing equity other than dividends, by the weighted average number of ordinary shares, adjusted for any bonus elements.

Diluted earnings per share

Diluted earnings per share is calculated as net profit attributable to equity holders of the parent, adjusted for:

•                  costs of servicing equity (other than dividends);

•                  the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

•                  other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus elements.

(bb)                          Dividends

Provision is made for the amount of any dividend declared on or before the end of the financial year but not distributed at reporting date.

(cc)                            Comparative amounts

Where appropriate, comparative amounts have been reclassified to be consistent with the current year’s presentation.

(dd)                          Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the Group’s financial statements are listed below. This listing of standards and interpretations issued are those that the Group reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. Unless stated otherwise below, the impact of these new or amended standards has yet to be fully assessed. The Group intends to adopt these standards when they become effective.

Reference	Title	Summary	Application date of standard	Application date for Group
IFRS 5, IAS 19 and IAS 34	Amendments to Accounting Standards—Annual Improvements	This standard provides clarification amendments to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, IAS 19 Employee Benifits and IAS 34 Interim Financial Reporting.	1 January 2016	1 July 2016

IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture—Amendments to IFRS 10 and IAS 28

The amendment of IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures is to address an inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require:

(a)  a full gain or loss to be recognised when a transaction involves a business (whether it is housed in a subsidiary or not); and

			1 January 2016	1 July 2016

(b) a partial gain or loss to be recognised when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.

Reference	Title	Summary	Application date of standard	Application date for Group
IFRS 11	IFRS 11 Accounting for Acquisitions of Interests in Joint Operations—Amendments to IFRS 11

The amendment of IFRS 11 Joint Arrangements to provide guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business. The amendments require:

(a)  the acquirer of an interest in a joint operation in which the activity constitutes a business, as defined in IFRS 3 Business Combinations, to apply all of the principles on business combinations accounting in IFRS 3 except for those principles that conflict with the guidance in IFRS 11; and

(b)  the acquirer to disclose the information required by IFRS 3 for business combinations.

			1 January 2016	1 July 2016

IAS 1	Amendments to Accounting Standards—Disclosure Initiative: Amendments to IAS 1

The Standard makes amendments to IAS 1 Presentation of Financial Statements arising from the IASB’s Disclosure Initiative project. The amendments are designed to further encourage companies to apply professional judgment in determining what information to disclose in the financial statements. For example, the amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. The amendments also clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures.

			1 January 2016	1 July 2016

Reference	Title	Summary	Application date of standard	Application date for Group
IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation (Amendments to IAS 16 and IAS 38)

IAS 16 and IAS 38 Intangible Assets both establish the principle for the basis of depreciation and amortisation as being the expected pattern of consumption of the future economic benefits of an asset.

The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset.

The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances.

			1 January 2016	1 July 2016

IAS 27	Amendments to Accounting Standards—Equity Method in Separate Financial Statements

This amends IAS 27 Separate Financial Statements, and consequentially amends IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 28 to allow entities to use the equity method of accounting for investments in subsidiaries, joint ventures and associates in their separate financial statements.

			1 January 2016	1 July 2016

Reference	Title	Summary	Application date of standard	Application date for Group
IFRS 15	Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers replaces the existing revenue recognition standards IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations (IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services).

The core principle of IFRS 15 is that an entity recognises revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity recognises revenue in accordance with that core principle by applying the following steps:

			1 January 2018	1 July 2018

(a) Step 1: Identify the contract(s) with a customer

(b) Step 2: Identify the performance obligations in the contract

(c) Step 3: Determine the transaction price

(d) Step 4: Allocate the transaction price to the performance obligations in the contract

(e) Step 5: Recognise revenue when (or as) the entity satisfies a performance obligation

Reference	Title	Summary	Application date of standard	Application date for Group
IFRS 9	Financial Instruments

IFRS 9 Financial Instruments is a new standard which replaces IAS 39 Financial Instruments: Recognition and Measurement. This new version includes a model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting.

			1 January 2018	1 July 2018

IFRS 9 is effective for annual periods beginning on or after 1 January 2018. However, the Standard is available for early application. The own credit changes can be early adopted in isolation without otherwise changing the accounting for financial instruments.

Classification and measurement

IFRS 9 includes requirements for a simpler approach for classification and measurement of financial assets compared with the requirements of IAS 39. There are also some changes made in relation to financial liabilities. The main changes are described below.

Financial assets

(a)  Financial assets that are debt instruments will be classified based on (1) the objective of the entity’s business model for managing the financial assets; (2) the characteristics of the contractual cash flows.

Reference	Title	Summary	Application date of standard	Application date for Group

(b)  Allows an irrevocable election on initial recognition to present gains and losses on investments in equity instruments that are not held for trading in other comprehensive income. Dividends in respect of these investments that are a return on investment can be recognised in profit or loss and there is no impairment or recycling on disposal of the instrument.

(c)  Financial assets can be designated and measured at fair value through profit or loss at initial recognition if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities, or recognising the gains and losses on them, on different bases.

Financial liabilities

Changes introduced by IFRS 9 in respect of financial liabilities are limited to the measurement of liabilities designated at fair value through profit or loss using the fair value option.

Where the fair value option is used for financial liabilities, the change in fair value is to be accounted for as follows:

• The change attributable to changes in credit risk are presented in other comprehensive income

• The remaining change is presented in profit or loss

Reference	Title	Summary	Application date of standard	Application date for Group

IFRS 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. This change in accounting means that gains or losses attributable to changes in the entity’s own credit risk would be recognised in other comprehensive income. These amounts recognised in other comprehensive income are not recycled to profit or loss if the liability is ever repurchased at a discount.

Impairment

IFRS 9 introduces a new expected-loss impairment model that will require more timely recognition of expected credit losses. Specifically, the new Standard requires entities to account for expected credit losses from when financial instruments are first recognised and to recognise full lifetime expected losses on a more timely basis.

Hedge accounting

Amendments to IFRS 9 included the new hedge accounting requirements, including changes to hedge effectiveness testing, treatment of hedging costs, risk components that can be hedged and disclosures.

The transition to IFRS 9 differs by requirements and is partly retrospective and partly prospective. Despite the requirement to apply IFRS 9 in its entirety, entities may elect to early apply only the requirements for the presentation of gains and losses on financial liabilities designated as fair value through profit or loss without applying the other requirements in the standard.

6. Operating segments

(a)                                 Identification of reportable segments

The Group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team in assessing performance and in determining the allocation of resources. Each individual mine and tailings retreatment operation is treated as a separate operating unit for internal reporting purposes. Discrete financial information about each of these operating units is reported to the executive management team on a monthly basis. The Corporate operating unit holds assets and liabilities not specifically related to a single operating unit.

The operations of Kroondal, Marikana, Everest and Mimosa mine, process and sell concentrate containing PGMs. The operations of CTRP and Platinum Mile operate as tailings retreatment facilities from which they produce and sell a concentrate containing PGMs. Marikana, Blue Ridge and CTRP were on care and maintenance through-out the whole year. Part A of the Everest sale agreement was finalised during the year resulting in all of the Everest net assets, other than those relating to the mining licence, being sold.

The majority of sales of concentrate are to two specific South African based customers being Impala Platinum Holdings Limited (Impala) and Rustenburg Platinum Mines Limited (RPM). The operations of Kroondal, Marikana, Everest, Blue Ridge, CTRP and Platinum Mile are based in South Africa. The operations of Mimosa are based in Zimbabwe. Repatriation of funds from South Africa and Zimbabwe are subject to regulatory approval in the respective countries.

(b)                                 Accounting policies and inter-segment transactions

The accounting policies used by the Group in reporting segments internally are the same as those contained in note 5 to the accounts.

Corporate/unallocated comprises non-segmental revenue and expenses such as head office expenses and interest income/expense. Corporate charges are not allocated to operating segments. Similarly, corporate assets and liabilities, including financial assets and liabilities, are not allocated to the segments, such that there is symmetrical treatment between the segment results and segment assets and liabilities.

(c)                                  Zimbabwe operations

15% export levy on un-beneficiated PGM’s

30 June 2014

Aquarius has noted amendments contained in the proposed Zimbabwean National Budget for 2014 as well as amendments to the Finance Act of 2014 which, if implemented, will negatively impact the company. These include:

•                  a 15% royalty on the export of unrefined PGMs; and

•                  rendering current mining royalties payable by Mimosa non-deductible for income tax purposes.

30 June 2015

The Finance Act (No 3) of 2014 which gives legal effect to the budget proposals did not include the deferment of the 15% tax on un-beneficiated PGMs. This effectively meant that the tax was not deferred and hence the 15% export levy on un-beneficiated PGMs became law effective 1 January 2015. The Company continues to engage the authorities in consultation with the Chamber of Mines to have the levy deferred. In the absence of the formal deferment in law, and having considered the above the Directors believe it is prudent to provide for the impact of this levy. Accordingly an attributable amount of $4.5 million has been accrued for the year ended 30 June 2015. Aquarius and Mimosa are confident that the matter will be resolved and remain committed to building good working relations with the Government of Zimbabwe. Furthermore Mimosa, together with the other Platinum producers in Zimbabwe, are currently in the process of assessing the viability of a number of in-country smelting and beneficiation alternatives. The outcome of these assessments will be communicated to all relevant stakeholders in due course.

Royalties

The proposal to render royalties payable by Mimosa non-deductible for income tax purposes was implemented with effect from the year of assessment beginning on 1 January 2014, and therefore impacted Mimosa from the start of the year ended 30 June 2014 on 1 July 2013. This position has remained in the 2015 national budget. The financial impact of the non-deductibility of royalties was $4.2 million for the year ended 30 June 2014 and $4.7 million for the year ended 30 June 2015, 50% of which is attributable to Aquarius. Negotiations are continuing with respect to the deductability of royalties for income tax purposes.

Indigenisation

In March 2011, the Government of Zimbabwe issued changes to the Indigenisation and Economic Empowerment Regulations which require all foreign owned companies to meet a minimum indigenisation shareholding quota of 51%.

On 14 December 2012, Mimosa Investment Holdings (Mimosa Investments), which is jointly in a 50:50 partnership with Impala, concluded a non-binding term sheet in respect of a proposed indigenisation implementation plan (IIP) with the Government of Zimbabwe. The term sheet provided for, subject to certain conditions precedent, the sale by Mimosa Investments of an aggregate 51% equity ownership of Mimosa Holdings (Private) Limited, the wholly owned operating subsidiary of Mimosa Investments which owns and manages the Mimosa mine.

During 2013, the Government of Zimbabwe indicated to Mimosa, and to the other platinum producers in Zimbabwe who concluded similar transactions, that it was no longer supportive of the term sheets. Following the national elections held in Zimbabwe in August 2013 a new Minister of Indigenisation was appointed.

Mimosa continues to interact with the Ministry of Indigenisation and Ministry of Mines to work towards a sustainable solution in relation to indigenisation, but in the period under review no agreements or definitive terms were agreed between Mimosa and the Ministry of Indigenisation. As a result, the matter is ongoing and management is unable to estimate the financial impact of the proposed transaction.

	Kroondal	Marikana	Everest	Mimosa	Platinum Mile	CTRP	Blue Ridge	Corporate/ Unallocated		Segment Result	Reconciliation to Consolidated Information(1)	Consolidated
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000		$’000	$’000	$’000
30 June 2015
Revenue	198,424	224	480	136,621	8,077	70	35	5,633		349,564	(136,656)	212,908
Cost of sales
—mining, processing and administration	(177,679)	(926)	(2,352)	(97,745)	(7,279)	(22)	(793)	(1)		(286,797)	98,539	(188,258)
—depreciation and amortisation	(19,527)	(126)	(43)	(16,586)	(2,663)	(192)	—	(7)		(39,144)	16,586	(22,558)
Gross profit/(loss)	1,218	(828)	(1,915)	22,290	(1,865)	(144)	(758)	5,625		23,623	(21,531)	2,092
Other income	—	—	—	201	—	—	15	173		389	(216)	173
Administrative costs	—	—	—	—	—	—	—	(6,307)		(6,307)	77	(6,230)
Foreign exchange gain/(loss)	9,174	—	—	(90)	324	—	—	(8,049)		1,359	213	1,572
Finance costs	—	—	—	—	—	—	—	(19,136)		(19,136)	3,699	(15,437)
Impairment losses	—	—	—	—	(27,954)	—	(1,695)	(19,389)		(49,038)	19,593	(29,445)
Profit/(loss) on sale of assets	—	—	1,756	(337)	—	—	—	18,755		20,174	337	20,511
Foreign currency translation reserve recycled on disposal	—	—	—	—	—	—	—	(13,262)		(13,262)	—	(13,262)
BEE partner guarantee	—	—	—	—	—	—	—	(2,093)		(2,093)	—	(2,093)
Discounting of RBZ receivable	—	—	—	(28,537)	—	—	—	—		(28,537)	28,537	—
Community share ownership trust	—	—	—	(3,000)	—	—	—	—		(3,000)	3,000	—
Share of loss from joint venture entities	—	—	—	—	—	—	—	—		—	(48,298)	(48,298)
Profit/(loss) before income tax	10,392	(828)	(159)	(9,473)	(29,495)	(144)	(2,438)	(43,683)		(75,828)	(14,589)	(90,417)
Income tax (expense)/benefit	—	—	—	—	—	—	—	(22,249	)(2)	(22,249)	14,589	(7,660)
Net profit/(loss) from ordinary activities	10,392	(828)	(159)	(9,473)	(29,495)	(144)	(2,438)	(65,932)		(98,077)	—	(98,077)
Segment assets	220,078	45,144	2,355	211,057	30,269	439	29,624	144,651		683,617	(89,552)	594,065
Capital expenditure	23,559	—	—	15,031	129	—	—	—		38,719	(15,031)	23,688
Segment liabilities	35,599	54,584	3,426	60,448	8,711	1	29,624	133,751		326,144	(89,552)	236,592

(1)                                 The segment information provided reflects the financial information used by the chief operating decision maker in assessing the performance of each operating segment. For the Mimosa and Blue Ridge operating segments the chief operating decision maker is provided with the detailed revenue, expenditure, asset and liability financial information. In the consolidated financial statements these operating segments are accounted for using the equity method. This differs from the measures used by the chief operating decision maker. The column titled “Reconciliation to Consolidated Information” provides a reconciliation of this segment information to the consolidated financial information.

(2)                                 Includes the income tax (expense)/benefit for equity accounted joint ventures, which is transferred to the line item “share of loss from joint venture entities” in the reconciliation of consolidated information column.

	Kroondal	Marikana	Everest	Mimosa	Platinum Mile	CTRP	Blue Ridge	Corporate/ Unallocated	Segment Result	Reconciliation to Consolidated Information(1)	Consolidated
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
30 June 2014
Revenue	222,147	675	749	130,512	5,166	95	37	4,224	363,605	(130,549)	233,056
Cost of sales
—mining, processing and administration	(189,330)	(2,140)	(5,527)	(95,726)	(5,009)	(31)	(958)	(222)	(298,943)	96,785	(202,158)
—depreciation and amortisation	(24,048)	(424)	(1,789)	(13,106)	(2,521)	(212)	(12)	(6)	(42,118)	13,118	(29,000)
Gross profit/(loss)	8,769	(1,889)	(6,567)	21,680	(2,364)	(148)	(933)	3,996	22,544	(20,646)	1,898
Other income	—	—	—	200	—	—	24	174	398	(224)	174
Administrative costs	—	—	—	—	—	—	—	(7,397)	(7,397)	44	(7,353)
Foreign exchange gain/(loss)	3,577	—	(2)	(159)	139	—	—	(1,871)	1,684	159	1,843
Finance costs	—	—	—	—	—	—	—	(31,891)	(31,891)	3,800	(28,091)
Impairment losses	—	—	—	—	—	—	—	(3,084)	(3,084)	—	(3,084)
Profit on repurchase of bonds	—	—	—	—	—	—	—	10,925	10,925	—	10,925
Profit on sale of assets	—	—	—	—	—	—	—	653	653	—	653
Rehabilitation (reversal)/costs	(2,726)	8,767	(699)	—	—	—	—	—	5,342	—	5,342
Community share ownership trust	—	—	—	(500)	—	—	—	—	(500)	500	—
Indigenisation costs	—	—	—	(1,959)	—	—	—	—	(1,959)	1,959	—
Share of profit from joint venture entities	—	—	—	—	—	—	—	—	—	5,055	5,055
Profit/(loss) before income tax(2)	9,620	6,878	(7,268)	19,262	(2,225)	(148)	(909)	(28,495)	(3,285)	(9,353)	(12,638)
Income tax (expense)/benefit	—	—	—	—	—	—	—	(9,897)	(9,897)	9,353	(544)
Net profit/(loss) from ordinary activities	9,620	6,878	(7,268)	19,262	(2,225)	(148)	(909)	(38,392)	(13,182)	—	(13,182)
Segment assets	214,742	53,115	36,071	244,645	67,925	735	28,312	152,850	798,395	(80,920)	717,475
Capital expenditure	25,601	48	—	16,806	1,546	—	—	—	44,001	(16,806)	27,195
Segment liabilities	39,093	58,636	5,958	49,633	18,373	1	31,282	121,651	324,627	(80,920)	243,707

(1)                                 The segment information provided reflects the financial information used by the chief operating decision maker in assessing the performance of each operating segment. For the Mimosa and Blue Ridge operating segments the chief operating decision maker is provided with the detailed revenue, expenditure, asset and liability financial information. In the consolidated financial statements these operating segments are accounted for using the equity method. This differs from the measures used by the chief operating decision maker. The column titled “Reconciliation to Consolidated Information” provides a reconciliation of this segment information to the consolidated financial information.

(2)                                 Includes the income tax (expense)/benefit for equity accounted joint ventures, which is transferred to the line item “share of loss from joint venture entities” in the reconciliation of consolidated information column.

	Kroondal	Marikana	Everest	Mimosa	Plat Mile	CTRP	Blue Ridge	Corporate/ Unallocated	Segment Result	Reconciliation to Consolidated information(1)	Consolidated
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
30 June 2013
Revenue	217,253	828	1,101	133,412	12,657	387	37	4,873	370,548	(133,433)	237,115
Cost of sales
—mining, processing and administration	(192,838)	(2,383)	(3,743)	(96,181)	(9,317)	(503)	(1,564)	(4)	(306,533)	96,950	(209,583)
—depreciation and amortisation	(32,396)	(532)	(2,642)	(12,066)	(3,309)	(249)	(68)	(15)	(51,277)	12,134	(39,143)
Gross profit/(loss)	(7,981)	(2,087)	(5,284)	25,165	31	(365)	(1,595)	4,854	12,738	(24,349)	(11,611)
Other income	—	—	—	—	—	—	—	278	278	—	278
Administrative costs	—	—	—	—	—	—	—	(12,924)	(12,924)	556	(12,368)
Foreign exchange gain/(loss)	11,930	71	122	(124)	760	41	—	(32,246)	19,446)	123	(19,323)
Finance costs	—	—	—	—	—	—	—	(30,817)	(30,817)	4,148	(26,669)
Impairment losses	—	(18,799)	(85,922)	—	(12,379)	—	(14,170)	(94,696)	(225,966)	11,855	(214,111)
Closure, transition and rehabilitation costs	(2,982)	(41,275)	(10,281)	—	—	—	—	—	(54,538)	—	(54,538)
Community share ownership trust	—	—	—	(1,500)	—	—	—	—	(1,500)	1,500	—
Share of loss from joint venture entities	—	—	—	—	—	—	—	—	—	(2,698)	(2,698)
Profit/(loss) before income tax	967	(62,090)	(101,365)	23,541	(11,588)	(324)	(15,765)	(165,551)	(332,175)	(8,865)	(341,040)
Income tax benefit	—	—	—	—	—	—	—	44,262 (2)	44,262	8,865	53,127
Net profit/(loss) from ordinary activities	967	(62,090)	(101,365)	23,541	(11,588)	(324)	(15,765)	(121,289)	(287,913)	—	(287,913)
Segment assets	194,225	64,672	44,818	255,810	78,457	1,597	29,089	96,253	764,921	(61,247)	703,674
Capital expenditure	30,718	386	1,653	18,126	189	—	—	3,305	54,377	(18,126)	36,251
Segment liabilities	9,248	68,423	8,276	47,969	24,187	3	29,884	280,989	468,979	(61,247)	407,732

(1)                                 The segment information provided reflects the financial information used by the chief operating decision maker in assessing the performance of each operating segment. For the Mimosa and Blue Ridge operating segments the chief operating decision maker is provided with the detailed revenue, expenditure, asset and liability financial information. In the consolidated financial statements these operating segments are accounted for using the equity method. This differs from the measures used by the chief operating decision maker. The column titled “Reconciliation to Consolidated Information” provides a reconciliation of this segment information to the consolidated financial information.

(2)                                 Includes income tax benefit for equity accounted joint ventures, which is transferred to the line item “share of loss from joint venture entities” in the reconciliation of consolidated information column.

	2015	2014	2013
	$’000	$’000	$’000
Geographical information
Revenue
South Africa	207,310	228,869	232,263
Zimbabwe	136,621	130,512	133,412
Corporate/Unallocated	5,633	4,224	4,873
Total revenue per operating segment note	349,564	363,605	370,548
The two most significant customers represented 57% (2014: 61% and 2013: 59%) (RPM) and 39% (2014: 36% and 2013: 36%) (Centametall AG) of the Group’s total segment revenue.
Non-current assets
South Africa	227,698	329,263	356,907
Zimbabwe	155,959	190,123	184,027
Corporate/Unallocated	9,096	39,868	38,253
Total non-current assets per operating segment note	392,753	559,254	579,187

7. Revenue and expenses

	2015	2014	2013
	$’000	$’000	$’000
Revenue
Sale of mine products	217,157	225,335	231,306
PGM price adjustments(1)	(11,640)	2,045	(261)
Interest income	7,391	5,676	6,070
	212,908	233,056	237,115

(1)                                 This represents the impact of PGM price movements on sales.

Cost of sales
Depreciation and amortisation	22,558	29,000	39,143
Other costs of production	187,938	201,814	208,792
Royalties	320	344	791
	210,816	231,158	248,726
Other income
Other	173	174	278
	173	174	278

	2015	2014	2013
	$’000	$’000	$’000
Administrative costs
Advertising and promotion	112	151	175
Consulting fees	1,164	1,286	2,014
Directors’ fees	627	811	905
Insurance	76	93	148
Legal fees	353	175	1,601
Rental on operating leases	231	263	273
Share-based payments	1,605	1,807	907
Stock exchange and registry management	333	357	433
Travel	426	372	1,034
Wages, salaries and employee benefits	781	1,477	4,331
Other	522	561	547
	6,230	7,353	12,368
Finance costs
Interest on borrowings	5,638	12,019	12,909
Accretion of interest on convertible bond	4,684	10,016	10,299
Accretion of mine-site rehabilitation liability	4,691	5,112	2,453
Amortisation of borrowing costs	424	944	1,008
	15,437	28,091	26,669
Profit on sale of assets
Profit on sale of Kruidfontein prospecting rights(a)	18,763	—	—
Profit on sale of Everest(b)	1,756	—	—
Other	(8)	653	—
	20,511	653	—

(a)	Cash proceeds from sale of Kruidfontein	26,811	—	—
	Shares issued on Kruidfontein settlement	(8,020)	—	—
	Carrying amount of Kruidfontein	(28)	—	—
		18,763	—	—
(b)	Cash proceeds from sale of Everest	32,783	—	—
	Mining assets sold(1)	(27,225)	—	—
	Inventory sold	(3,802)	—	—
		1,756	—	—

(1)                                 Represents proceeds from the sale of the Everest mine concentrator and other mining assets, being Part A of the Everest mine sale. At 30 June 2015, Part B of the Everest mine sale, being the sale of the Everest mining rights, was still subject to certain approvals and has not been recognised.

Rehabilitation cost reversal
Rehabilitation cost reversal	—	(5,342)	—
	—	(5,342)	—

	2015	2014	2013
	$’000	$’000	$’000
During the year ended 30 June 2014 the methodology of performing rehabilitation work was reassessed resulting in a downward revision to the rehabilitation provision.
Staff costs included in the statement of profit or loss and other comprehensive income
Salaries and wages	65,732	60,763	52,684
Share-based payments	1,605	1,807	907
Superannuation	7,030	7,381	2,911
	74,367	69,951	56,502
Depreciation and amortisation included in the statement of profit or loss and other comprehensive income
Depreciation of mining assets	21,102	27,398	36,930
Amortisation of intangible asset	1,456	1,602	2,213
	22,558	29,000	39,143
Impairment losses
Class of asset:
Mining assets(a)	446	1,792	200,523
Intangible asset(b)	27,954	—	12,379
Investments in joint venture entities	1,045	1,292	1,209
	29,445	3,084	214,111

(a)	Relates to the following segments:
	Corporate/Unallocated—Afarak(1)	—	—	84,233
	Corporate/Unallocated—TKO, Chieftains, Walhalla, Magaliesburg, Zondernaan(2)	446	1,792	11,569
	Everest(3)	—	—	85,922
	Marikana(4)	—	—	18,799
		446	1,792	200,523

(1)                                 The present low price environment and reduction in market activity, especially in the areas surrounding the Afarak properties, necessitated the reassessment of the carrying value of the assets acquired under the Afarak transaction. The future viability of these prospecting rights has become uncertain given the current challenges faced by the platinum industry. On the basis of the above it has been concluded that the carrying value of the assets be written off in full as the fair value less cost of sale is unable to be reliably estimated in the current market.

(2)                                 The present low price environment and cessation of activity on these properties has necessitated the reassessment of their carrying values. No production is currently anticipated from any of these properties. On the basis of the above it has been concluded that the carrying value of the assets be written off in full as the fair value less cost of sale in unable to be reliably estimated in the current market.

(3)                                 The Everest mine was placed on care and maintenance in June 2012. The future of the operation was expected to be positively impacted through the purchase of the Booysendal property adjacent to Everest. This purchase was terminated during the year ended 30 June 2013 as a result of a condition precedent not being fulfilled. Accordingly the carrying value of Everest was reassessed. The recoverable amount was determined by Management on a value in use basis using independent consensus metal prices and a post tax real discount role of 10.7%.

(4)                                 During the year ended 30 June 2013 a decision was made to mine the economically viable Marikana reserves as part of the Kroondal mine and treat all ore through the K1 and K2 plants. Under the current plan the Marikana plant will not be utilised. Accordingly the carrying value of Marikana has been reassessed. Assets comprising the Marikana operations have been assessed individually. Management have determined that the recoverable amount of all underground infrastructure assets that will no longer be used is nil, on a fair value less cost of sale basis. The recoverable amount of underground infrastructure assets that will continue to be utilised was determined by management on a value in use basis using independent consensus metal prices and a post tax real discount rate of 10.7%. The recoverable amount of the Marikana plant has been determined to exceed its carrying value on a fair value less cost of sale basis determined by an indicative purchase offer from a third party.

(b)                                 The present low price environment necessitated a reassessment of the carrying value of the Platinum Mile tailings retreatment operation. The recoverable amount of $20 million at 30 June 2015 was determined on a value in use basis using forward market metal prices, a discount rate of 10.8% and internal modelling.

	2015	2014	2013
	$’000	$’000	$’000
Closure, transition and rehabilitation costs
Closure costs	—	—	17,695
Rehabilitation costs	—	(5,342)	36,843
	—	(5,342)	54,538

Impairment assessment of non-current assets

In accordance with the Group’s accounting policies, non-current assets are reviewed at each reporting period to determine whether there is an indication of impairment. Where an indicator of impairment exists an estimate of the recoverable amount is made.

The continued low PGM price environment during the year ended 30 June 2015 is considered an indicator of impairment. Accordingly, the Group has carried out recoverable amount assessments for all of its CGUs. The most significant impairment charge that resulted was to that of the Platinum Mile CGU, as set out above.

Although no impairment charge arose from the recoverable amount assessments of the Kroondal/Marikana and Mimosa CGUs, the carrying amounts of these CGUs contribute significantly to the Group’s asset carrying amounts. The investment in Mimosa, a joint venture entity, is carried at $151 million and the net assets of the Group’s interest in Kroondal/Marikana is carried at $107 million.

Accordingly the results of the Group and the carrying amounts of non-current assets is most sensitive to the recoverable amount assessments of the Kroondal/Marikana and Mimosa CGUs.

The recovery of the carrying amounts of CGUs is dependent on a number of factors including PGM prices, discount rates used in determining discounted cash flows and foreign exchange rates for those CGUs with a South African rand functional currency. The Kroondal/Marikana CGU has a rand functional currency. The Mimosa CGU has a US dollar functional currency.

Impairment is recognised when the carrying amount of the CGU exceeds its recoverable amount. The recoverable amount of the Kroondal/Marikana and Mimosa CGUs has been determined by their fair value less cost to dispose (fair value).

Fair value is estimated based on discounted cash flows using consensus PGM and foreign exchange rate assumptions, estimated quantities of recoverable metals, production levels, operating and capital cost estimates based on the CGUs LOM plans. The fair value methodology adopted is categorised as Level 3 in the fair value hierarchy.

Estimates of quantities of recoverable metals, production levels and operating and capital costs are sourced from the Group’s planning process documents, including the LOM plans. An independent consultant advises on consensus PGM price estimates.

Significant judgments and assumptions are required in making estimates of fair value. This is particularly so in the assessment of long life assets, such as the Kroondal/Marikana and Mimosa CGUs. CGU valuations are subject to variability in the key assumptions stated above. An adverse change in one or more of these assumptions could result in a reduction in the CGU’s fair value.

Key assumptions

The key assumptions used in the 30 June 2015 fair value assessments of the Kroondal/Marikana and Mimosa CGUs are as follows:

	Kroondal/Marikana	Mimosa
PGM basket price (average over LOM)	$1,384	$1,413
Discount rate (post tax)	10.65%	16.10%
R/US$ exchange rate range (average over LOM)	11.26	N/A

Sensitivity analysis

Any change in the key assumptions used to determine the fair value would result in a change in the assessed fair value. If the variation in assumption has a negative impact on fair value it may result in the impairment of assets. It is estimated that changes in the key assumptions would have the following approximate impact on the excess of the recoverable amount over the carrying value of the Kroondal/Marikana and Mimosa CGUs:

	Kroondal/Marikana Change in recoverable amount	Mimosa Change in recoverable amount
	$’000	$’000
10% increase in PGM basket price	117,849	83,649
10% decrease in PGM basket price	(119,778)	(83,649)
200 basis point decrease in discount rate	34,731	43,911
200 basis point increase in discount rate	(28,455)	(35,750)
10% weakening of R/US$ exchange rate	90,966	N/A
10% strengthening of R/US$ exchange rate	(113,383)	N/A

The Platinum Mile CGU was impaired during the year ended 30 June 2015. Any change in the assumptions used in determining the recoverable amount will impact the amount of that impairment. Due to the smaller size of the Platinum Mile operations, the impact of changing assumptions is less significant than those above—a $100 increase in the basket metal price results in a $4.5 million increase in the recoverable amount. Accordingly detailed disclosures have not been provided for the Platinum Mile CGU.

The amounts above assume the sensitivities move in isolation, whilst the other assumptions remain constant. Historic experience of Aquarius Platinum (SA) Proprietary Limited (AQPSA) is that US dollar denominated metal price movements are often largely offset by exchange rate movements.

To the extent that CGU carrying amounts are determined not to be recoverable in the future, this will reduce profits and net assets in the period in which this determination is made.

8. Income tax

	2015	2014	2013
	$’000	$’000	$’000
Major components of tax expense for the year
Income statement:
Current income tax	3,207	579	753
Deferred tax—origination and reversal of temporary differences	3,936	(576)	(54,462)
Royalties	517	541	582
Income tax expense/(benefit)	7,660	544	(53,127)

As a Bermudian corporation, Aquarius has no tax liability under that jurisdiction with respect to income derived. Certain of its foreign derived income is subject to applicable tax in the countries from which such income is derived.

Amounts charged or credited directly to equity	—	—	—

A reconciliation of income tax expense applicable to loss from operating activities before income tax at the statutory income tax rate to income tax expense at the Group’s effective income tax rate at year end is as follows:

	2015	2014	2013
	$’000	$’000	$’000
Loss from ordinary activities before income tax	(90,417)	(12,638)	(341,040)
Less: Share of loss/(profit) from joint venture entities	48,298	(5,055)	2,698
Parent company and subsidiaries’ loss before income tax	(42,119)	(17,693)	(338,342)
At the South African income tax rate of 28%	(11,793)	(4,954)	(94,736)
Profit or loss of parent company not subject to taxation	5,354	4,856	16,971
Capital profit on sale of mining assets	8,172	—	—
Foreign currency translation reserve recycled on disposal	3,713	—	—
Foreign exchange adjustments on tax liabilities	630	(122)	(1,238)
Unrecognised tax losses	370	(51)	56
Income not assessable	(261)	(211)	(245)
Expenditure not allowable for income tax purposes	2,085	402	2,404
Tax asset not recognised	—	863	23,924
Under provision from prior year	(610)	(239)	(263)
Income tax expense	7,660	544	(53,127)

	2015	2014
	$’000	$’000
Current tax liabilities
Tax payable	1	90
Deferred tax assets
Capital allowances on machinery	—	3,679
Provision for mine site rehabilitation	17,068	18,294
Closure costs	3,259	171
Tax losses	2,232	5,922
Provisions	2,356	1,230
Gross deferred tax assets	24,915	29,296
Set off of deferred tax liabilities	(24,622)	(14,644)
Net deferred tax assets	293	14,652
Reconciliation of movement in deferred tax assets
Balance at beginning of year	14,652	16,875
Deferred tax expense	(10,753)	(631)
Foreign exchange translation of deferred tax assets	(3,606)	(1,592)
Deferred tax asset no longer offset against deferred tax liability	—	—
Balance at end of year	293	14,652
Deferred tax liabilities
Capital allowances on machinery	(16,626)	(2,088)
Fair value uplift on mining assets	(6,109)	(7,376)
Environmental trust	(2,289)	(2,649)
Closure costs	—	(4)
Identifiable intangible assets	(4,964)	(15,260)
Unrealised foreign exchange gains	—	(1,730)
Mine debtors/creditors	(1,562)	(1,643)
Other	(759)	(731)
Gross deferred tax liabilities	(32,309)	(31,481)
Set off of deferred tax assets	24,622	14,644
Net deferred tax liabilities	(7,687)	(16,837)
Reconciliation of movement in deferred tax liabilities
Balance at beginning of year	(16,837)	(19,112)
Deferred tax benefit	6,817	1,207
Foreign exchange translation of deferred tax liabilities	2,333	1,068
Deferred tax asset no longer offset against deferred tax liability	—	—
Balance at end of year	(7,687)	(16,837)

At 30 June 2015, the potential benefit of tax losses of a foreign subsidiary amounting to $4 million (2014: $5 million) has not been brought to account in these financial statements, as it is not probable that the benefit will flow to that entity. Potential withholding taxes not currently recognised on undistributed profits from jointly controlled entities totals $12 million (2014: $17 million).

9. Earnings per share

		2015	2014	2013
		$’000	$’000	$’000
(a)	Basic loss per share—cents	(6.59)	(1.38)	(34.55)
	Basic loss per share is calculated by dividing the net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.
(b)	Diluted loss per share—cents	(6.59)	(1.38)	(34.55)

Diluted loss per share is calculated by dividing the net loss attributable to ordinary shareholders by the weighted average number of shares outstanding during the year (after adjusting for the effects of potential dilutive ordinary shares).

(c)	Reconciliations
	Net loss used in calculating basic and diluted earnings per share	(96,310)	(13,048)	(287,207)

	2015	2014	2013
	Number of shares	Number of shares	Number of shares
Weighted average number of shares used in the calculation of basic loss per share	1,461,267,288	942,823,111	831,298,165
Effect of dilutive securities
Dilutive instruments	—	—	—
Adjusted weighted average number of shares used in the calculation of diluted loss per share	1,461,267,288	942,823,111	831,298,165

		2015	2014	2013
		$’000	$’000	$’000
	Number of potential ordinary shares not considered dilutive
	Share options	—	—	120,000
	Convertible bonds	33,122,029	33,122,029	78,711,041
(d)	Headline loss per share is disclosed as required by the JSE Limited
	Loss attributable to ordinary equity holders of the parent entity	(96,310)	(13,048)	(287,207)
	Adjustments net of tax:
	Profit on sale of assets	(16,752)	(653)	(76)
	Impairment losses	49,038	3,084	214,111
	Foreign currency translation reserve recycled on disposal	13,262	—	—
	Headline loss	(50,762)	(10,617)	73,172
	Headline loss per share—cents
	Basic	(3.47)	(1.13)	(8.80)
	Diluted	(3.47)	(1.13)	(8.80)

Earnings per share for the years ended 30 June 2014 and 2013 reflects the impact of the bonus element of the rights issue undertaken in the year ended 30 June 2014. There have been no transactions involving ordinary shares or potential ordinary shares that would significantly change the number of ordinary shares or potential ordinary shares outstanding between the reporting date and the date of completion of these financial statements.

10. Dividends paid, declared or proposed

No dividend has been paid, declared or proposed for the years ended 30 June 2015, 2014 or 2013.

11. Receivables—non-current

	2015	2014
	$’000	$’000
Amount due from joint operation participant for share of mine site closure costs	8,717	9,180
Amount due from joint venture entity—carried at impaired value	5,516	—
	14,233	9,180

Based on the first and second Notarial Pooling and Sharing Agreements (PSAs) with Anglo American Platinum Limited (Anglo American Platinum), AQPSA holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from RPM, where this rehabilitation relates to property owned by AQPSA. Likewise RPM holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from AQPSA, where the rehabilitation relates to property owned by RPM. Refer also to note 21. With respect to the opencast section of the Marikana mine that is on AQPSA property, RPM have limited their contractual liability to approximately R50 million, being a negotiated liability in terms of an amendment to the second PSA.

12. Available-for-sale investments

	2015	2014
	$’000	$’000
Shares in other corporations	392	451

Available-for-sale financial assets consist of investments in ordinary shares and therefore have no fixed maturity date or coupon rate.

13. Investments in joint venture entities

The Group has the following investments in joint venture entities:

•                  a 50% interest in Mimosa Investments Limited, which owns and operates the Mimosa mine.

•                  a 50% interest in Blue Ridge Platinum Proprietary Limited (Blue Ridge) and a 39% interest in Sheba’s Ridge Platinum Proprietary Limited (Sheba’s Ridge) which have been placed on care and maintenance.

This summarised financial information is shown on a 100% basis. It represents the amounts shown in the joint ventures’ financial statements prepared in accordance with IFRS under Group accounting policies, including fair value adjustments and amounts due to and from Aquarius.

	Mimosa	Blue Ridge	Sheba’s Ridge
	$’000	$’000	$’000
30 June 2015
Revenue	273,242	70	—
Cost of sales—mining, processing and administration	(195,490)	(1,586)	—
Cost of sales—depreciation and amortisation	(33,172)	—	—
Other income	402	30	—
Foreign exchange loss	(180)	—	—
Interest expense	(810)	(10,460)	—
Impairment losses	—	(3,390)	(45,839)
Loss on sale of assets	(674)	—	—
Discounting of Reserve Bank of Zimbabwe (RBZ) receivable	(57,074)	—	—
Community share ownership trust	(6,000)	—	—
Loss before income tax	(19,756)	(15,336)	(45,839)
Income tax (expense)/benefit	(29,618)	350	(248)
Loss after tax	(49,374)	(14,986)	(46,087)
Reconciliation of the above amounts to the share of loss from joint venture entities recognised in the statement of profit or loss and other comprehensive income
Loss after tax	(49,374)	(14,986)	(46,087)
Group interest	50%	50%	39%
Group’s ownership interest	(24,687)	(7,493)	(17,995)
Interest payable by Blue Ridge to Group entities	—	1,877	—
Share of loss from joint venture entities	(24,687)	(5,616)	(17,995)
Dividends received from joint venture (Aquarius’ share)	20,000	—	—
Non-current assets	311,917	54,653	34,065
Current assets	110,197	4,596	—
Non-current liabilities	(78,768)	(6,902)	—
Current liabilities	(42,128)	(160,971)	(15,374)
Net assets/(liabilities)	301,218	(108,624)	18,691
Assets and liabilities above include:
Cash and cash equivalents	9,564	1,218	—
Current financial liabilities	(23,248)	(52,332)	(15,374)
Non-current financial liabilities	—	(5,926)	—
Reconciliation of the above amounts to the investment recognised in the statement of financial position
Net assets/(liabilities)	301,218	(108,624)	18,691
Group interest	50%	50%	39%
Group’s ownership interest	150,609	(54,312)	7,298
Cumulative impairment and foreign exchange adjustments	—	(995)	(17,092)
Receivables from other Group entities forming part of the net investment in joint venture entities	—	55,307	9,794
Carrying value of Group’s interest	150,609	—	—
Unrecognised share of losses from joint venture entity—current year	—	(6,855)	—
Unrecognised share of losses from joint venture entity—cumulative	—	(54,312)	—

	Mimosa	Blue Ridge	Sheba’s Ridge
	$’000	$’000	$’000
30 June 2014
Revenue	261,024	74	—
Cost of sales—mining, processing and administration	(191,452)	(1,916)	(83)
Cost of sales—depreciation and amortisation	(26,212)	(24)	—
Other income	400	48	—
Foreign exchange loss	(318)	—	—
Interest expense	(572)	(10,991)	—
Community share ownership trust	(1,000)	—	—
Indigenisation costs	(3,918)	—	—
Profit/(loss) before income tax	37,952	(12,809)	(83)
Income tax expense	(18,706)	—	—
Profit/(loss) after tax	19,246	(12,809)	(83)
Reconciliation of the above amounts to the share of profit/(loss) from joint venture entities recognised in the statement of profit or loss and other comprehensive income
Profit/(loss) after tax	19,246	(12,809)	(83)
Group interest	50%	50%	39%
Group’s ownership interest	9,623	(6,404)	(32)
Interest payable by Blue Ridge to Group entities	—	1,868	—
Share of profit/(loss) from joint venture entities	9,623	(4,536)	(32)
Dividends received from joint venture (Aquarius’ share)	22,373	—	—
Non-current assets	380,763	51,191	39,472
Current assets	108,527	5,433	—
Non-current liabilities	(76,062)	(1,043)	—
Current liabilities	(23,204)	(139,906)	(17,834)
Net assets/(liabilities)	390,024	(84,325)	21,638
Assets and liabilities above include:
Cash and cash equivalents	14,174	1,418	—
Current financial liabilities	(19,006)	(139,490)	(17,824)
Non-current financial liabilities	—	—	—
Reconciliation of the above amounts to the investment recognised in the statement of financial position
Net assets/(liabilities)	390,024	(84,325)	21,638
Group interest	50%	50%	39%
Group’s ownership interest	195,012	(42,162)	8,449
Receivables from other Group entities forming part of the net investment in joint venture entities	—	58,155	10,956
Carrying value of Group’s interest	195,012	15,993	19,405

	2015	2014
	$’000	$’000
Capital expenditure commitments (non-cancellable)	3,044	13,487

These commitments represent contractual commitments relating to development activities at Mimosa and include Aquarius’ share of capital expenditure associated with the capital development of the mine.

RBZ receivable

The consolidated financial statements of Mimosa Investments Limited, which Aquarius jointly controls and equity accounts, has previously included a receivable from the RBZ of $57 million. 50% of this balance formed part of the “Investments in joint venture entities” carrying value in the Company’s financial report. Previously various plans have been put in place to either have the RBZ receivable transferred to the Government of Zimbabwe, as part of the non-binding term sheet in respect of the IIP, or for it to be replaced by Government backed securities.

During the current year the directors have continued to assess progress of Zimbabwe’s initiatives in relation to indigenisation and progress on the issue of Government backed securities to replace RBZ debt. Draft legislation has been prepared but has not yet been passed through parliament. In addition, the International Monetary Fund stated in November 2014 that it requires further changes to economic policy in Zimbabwe before it will support facilitating access to international capital markets by the Government of Zimbabwe.

Having considered the above the directors believe concluding settlement of the RBZ debt via an indigenisation transaction or the creation of treasury bills as contemplated by the Government of Zimbabwe is now unlikely to occur within twelve months of the balance date, despite the transformation initiatives underway within Government.

Accounting standards require that such non-interest bearing receivables deemed to be long term be discounted using an effective interest rate to recognise the delay in receipt of funds. The Company has attempted to determine an appropriate discount rate, however due to the absence of ratings and public debt issues in Zimbabwe this process has proven problematic. In view of the difficulty involved in sourcing a reliable discount rate and the difficulty in reliably estimating the time frame to secure full settlement of the RBZ debt, Aquarius has recognised a non-cash expense of $28.5 million in the share of loss from joint ventures for the year ended 30 June 2015, equal to its share of the full amount of the RBZ receivable.

14. Interests in joint operations

The Group has the following interests in joint operations:

•                  a 50% interest in two joint operations each referred to as the PSAs. The principal activities of the joint operations are to extend the Kroondal mine over the boundary of the properties covering the Kroondal mine and expand the Marikana mine operations through mineral rights contributed by Anglo American Platinum through its subsidiary, RPM.

•                  a 50% interest in a joint operation known as the “Chrome Tailings Retreatment Project”.

The Group’s share of the assets, liabilities, revenue and expenses of the joint operations which are included in the consolidated financial statements, are as follows:

	2015	2014
	$’000	$’000
Current assets	93,167	63,686
Non-current assets	172,494	204,906
	265,661	268,592
Current liabilities	(24,975)	(29,885)
Non-current liabilities	(65,209)	(67,845)
	(90,184)	(97,730)
Net assets	175,477	170,862
Revenue	198,718	222,917
Cost of sales	(198,472)	(216,185)
Foreign exchange gain	9,174	3,577
Closure, transition and rehabilitation cost	—	—
Impairment expense	—	—
Profit/(loss) before income tax	9,420	10,309
Income tax expense	—	—
Net profit/(loss)	9,420	10,309
Capital expenditure commitments (non-cancellable)	3,195	5,371

These commitments represent contractual commitments relating to development activities at Kroondal and include Aquarius’ share of capital expenditure associated with the capital development of the mine.

15. Mining assets

	Mining tenements	Mine development	Process plant	Exploration and evaluation asset	Buildings and equipment	Total
	$’000	$’000	$’000	$’000	$’000	$’000
30 June 2015
Beginning carrying value	36,086	101,090	63,835	7,009	1,191	209,211
Additions	—	21,250	2,033	2	403	23,688
Disposals	(303)	(12,419)	(9,615)	(4,583)	(11)	(26,931)
Reduction in provision for rehabilitation	—	(67)	—	—	—	(67)
Depreciation	(2,216)	(15,597)	(3,036)	—	(253)	(21,102)
Impairment	—	(446)	—	—	—	(446)
Foreign exchange variance	(4,745)	(7,455)	(7,895)	(646)	(173)	(20,914)
Closing carrying value	28,822	86,356	45,322	1,782	1,157	163,439
Cost	98,947	275,182	100,835	3,514	2,721	481,199
Accumulated depreciation and impairment	(70,125)	(188,826)	(55,513)	(1,732)	(1,564)	(317,760)
Closing carrying value	28,822	86,356	45,322	1,782	1,157	163,439
30 June 2014
Beginning carrying value	43,825	109,559	68,686	7,515	1,261	230,846
Additions	—	16,726	3,322	53	7,094	27,195
Disposals	(55)	(29)	—	—	(826)	(910)
Reduction in provision for rehabilitation	—	(3,862)	(717)	—	—	(4,579)
Depreciation	(3,568)	(14,057)	(3,504)	—	(6,269)	(27,398)
Impairment	(1,662)	—	—	(130)	—	(1,792)
Foreign exchange variance	(2,454)	(7,247)	(3,952)	(429)	(69)	(14,151)
Closing carrying value	36,086	101,090	63,835	7,009	1,191	209,211
Cost	117,460	399,355	166,753	9,384	2,944	695,896
Accumulated depreciation and impairment	(81,374)	(298,265)	(102,918)	(2,375)	(1,753)	(486,685)
Closing carrying value	36,086	101,090	63,835	7,009	1,191	209,211

Refer to note 31 for security granted over these assets.

The AQPSA mining assets are part of a pledged security vehicle provided to First National Bank for various guarantees to the value of R285 million ($23 million) (2014: R285 million ($27 million)) provided on behalf of the company.

In accordance with the Group’s policy on mining assets, the directors have reviewed the carrying value of mineral exploration tenements as at 30 June 2015. The value of the mineral exploration tenements is carried forward as an asset provided the rights to tenure of the area of interest are current and either:

•                  the exploration and evaluation activities are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale; or

•                  exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence, or otherwise, of economically recoverable reserves, and active and significant operations in, or relating to, the area of interest are continuing.

16. Restricted cash in environmental trusts

	2015	2014
	$’000	$’000
Contributions to environmental rehabilitation trusts	13,905	16,902
Reconciliation of movement
Balance at beginning of year	16,902	16,712
Interest received	842	760
Foreign exchange variance	(3,839)	(570)
Balance at end of year	13,905	16,902

AQPSA has established Environmental Rehabilitation Trusts into which the Company makes annual contributions in order to provide for its obligations in respect of environmental rehabilitation. AQPSA also contributes to the Rustenburg Platinum Mines Rehabilitation Trust in order to provide for the obligations in respect of environmental rehabilitation for part of the joint operation’s obligation incurred in the PSAs. The trust balances are represented by restricted cash financial assets that can only be accessed in compliance with meeting the trust objectives.

17. Intangible asset

	2015	2014
	$’000	$’000
Contract for treatment of tailings material	60,040	69,507
Less accumulated amortisation and impairment	(42,313)	(15,008)
	17,727	54,499
Reconciliation of movement
Balance at beginning of year	54,499	59,449
Impairment charge	(27,954)	—
Amortisation charge	(1,456)	(1,602)
Foreign currency adjustment	(7,362)	(3,348)
Balance at end of year	17,727	54,499

The intangible asset relates to the contract for treatment of tailings material originating from Anglo American Platinum’s Rustenburg operations that is in production, and is being amortised to 2028.

18. Cash and cash equivalents

	2015	2014
	$’000	$’000
Cash at bank	89,287	47,500
Short-term deposits	106,486	89,320
	195,773	136,820

The interest rate earned from cash at bank and short-term deposits ranged from 0.00% to 6.29% per annum. Short-term deposits have maturity dates of three months or less.

19. Trade and other receivables—current

	2015	2014
	$’000	$’000
Trade receivables(a)	25,062	29,833
Other receivables(b)	4,169	271
	29,231	30,104

(a)                                 Trade receivables are net of an amount of $44 million (2014: $49 million) relating to the pre-financing by RPM of delivered PGM concentrates. This amount is subject to interest at the London Inter-Bank Offered Rate (LIBOR) plus 1%. The pre-financing is due to be offset in US dollars against the final invoice amount during July, August and September 2015.

Trade receivables are due from major minerals mining and processing companies. None of the amounts are considered past due or impaired. At 30 June 2015, gross sales of $65 million (2014: $78 million) were subject to price adjustments. Refer to note 34(b)(ii).

(b)                                 None of the amounts are considered past due or impaired.

20. Inventories

	2015	2014
	$’000	$’000
Ore stockpiled at cost	418	795
Ore stockpiled at net realisable value	64	—
Consumables at cost	8,348	14,891
Provision for stock losses	(367)	(440)
	8,463	15,246

21. Payables—non-current

	2015	2014
	$’000	$’000
Amount due to joint operation in respect of mine closure costs	2,059	2,065
	2,059	2,065

Based on the first and second PSAs with Anglo American Platinum, AQPSA holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from RPM, where this rehabilitation relates to property owned by AQPSA. Likewise RPM holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from AQPSA, where the rehabilitation relates to property owned by RPM. Refer also to note 11.

22. Interest bearing loans and borrowings—non-current

	2015	2014
	$’000	$’000
Secured loans	—	57
Finance lease liabilities(a)—refer note 25	2,020	1,214
Convertible bonds—refer note 25	—	117,648
	2,020	118,919

(a)                                 Finance lease liabilities relating to vehicles are calculated at an effective interest rate of the South African prime bank lending rate plus an average of 0.5% with a lease term of four years. Finance lease liabilities relating to mining equipment are calculated at an effective interest rate of the South African prime bank lending rate less 0.5% with an average lease term of three years.

23. Provisions—non-current

	2015	2014
	$’000	$’000
Provision for mine site rehabilitation	61,262	65,676
Provision for employee entitlements	83	87
	61,345	65,763
Reconciliation of movement
Balance at beginning of year	65,763	74,322
Additional provision for employee entitlements	12	15
Increase/(reduction) in mine site closure costs provided	109	(9,270)
Interest adjustment due to accretion in mine-site rehabilitation liability	4,691	5,112
Net exchange differences	(9,230)	(4,416)
Balance at end of year	61,345	65,763

The majority of rehabilitation relating to the Marikana mine will take place over the next nine years and the remainder at the end of the life of each mine ranging between nine and ten years.

Provision for mine site rehabilitation

The provision for rehabilitation represents the cost of restoring site damage following initial disturbance. Increases in the provision are capitalised to deferred mining assets to the extent that it meets the definition of dismantling and removing the item and restoring the site on which it is located under IAS 16. Costs incurred that related to an existing condition caused by past operations that do not have a future economic benefit are expensed.

Provision for employee entitlements

The provision for employee entitlements represents accrued employee leave entitlements.

24. Trade and other payables—current

	2015	2014
	$’000	$’000
Trade payables	15,525	18,893
Other payables	18,998	15,296
	34,523	34,189

Trade and other payables are interest free, payable within 90 days, predominantly denominated and repayable in rand and US dollars and located in South Africa.

25. Interest bearing loans and borrowings—current

	2015	2014
	$’000	$’000
Finance lease liabilities—refer note 22(b)	2,125	1,362
Convertible bonds(1)	122,755	—
	124,880	1,362

(1)                                 In December 2009 the Company issued $300 million 4% Convertible Bonds due 2015 (the Bonds) constituted by a trust deed dated 18 December 2009 and subject to the following summarised key terms:

i)                                         The authorised denomination of the Bonds is $100,000 each and, unless previously redeemed, converted or purchased and cancelled, was redeemable on 18 December 2015 at their principal amount plus accrued and unpaid interest;

ii)                                      The holder has the right to convert the Bonds into common shares in the Company. The number of common shares to be issued on conversion is determined by dividing the principal amount of the Bonds by the conversion price in effect at such time. The initial conversion price was set at $6.773 per common share. As a result of the rights issue during the year ended 30 June 2014, this conversion price was adjusted to $3.786 per share;

iii)                                   On satisfying the required notice period, the Company has the right to redeem all, but not some only, of the Bonds if the market value of the common shares is at a premium of 30% to the conversion price for a certain period. The Company may also redeem the Bonds in circumstances where 85% of the Bonds have been converted, redeemed or purchased and cancelled;

iv)                                  The conversion price may be adjusted in certain circumstances, including the payment of dividends to shareholders, rights issues and bonus issues. In addition, if a change of control (as defined in the terms and conditions of the Bonds) occurs, holders have a right to convert their Bonds at a conversion price that shall be adjusted downwards for a limited period of time or to require redemption of their Bonds at their principal amount plus accrued and unpaid interest;

v)                                     The Bonds bear interest of 4% per annum payable semi-annually in arrears;

vi)                                  Should an event of default occur the Bonds may become due and repayable immediately at their principal amount plus accrued and unpaid interest. Events of default include failure to pay amounts due under the Bonds, non-payment of other financial indebtedness above certain thresholds and insolvency or similar events occurring; and

vii)                               The Bonds are unsecured but subject to a negative pledge whereby the Group undertakes not to create or permit any security being registered over its assets without meeting certain requirements to the satisfaction of the trustee.

For accounting purposes the Bonds have two elements: a liability component included in note 25 (a host debt contract) and an equity element included in note 29(f) (an embedded option entitling the Bond holder to convert the liability into common shares in the Company). The liability element is initially recognised at fair value and is subsequently carried at amortised cost whereby the initial carrying value of the liability is accreted to the principal amount over the life of the Bond. This accretion is recognised as a finance cost together with the interest expense. The balance of the Bond proceeds is allocated to the value of the embedded option equity component.

On 21 May 2014 the Company repurchased bonds with a face value of $172.6 million for $162.7 million (including transaction costs). Consistent with the process undertaken when the bonds were first issued the Company has determined the fair value of the liability component (the host debt contract) at the date of the repurchase, with the balance allocated to the value of the embedded option equity component. This process determined that of the total consideration paid, $150.2 million relates to the liability component and $12.5 million is the equity component. The equity component of the consideration paid for the repurchase has been recognised directly in equity.

A profit on the repurchase on the liability component in the year ended 30 June 2014 was determined as follows:

$’000
Carrying amount of repurchased bonds liability	161,173
Consideration allocated to the liability component (including transaction costs)	(150,248)
Profit on repurchase of bonds	10,925

Following the bond repurchase on 21 May 2014 and repurchases undertaken previously, the face value of outstanding bonds at 30 June 2015 is $125.4 million.

The fair value of the Bond at 30 June 2015 is $123 million (2014: $121 million).

26. Provisions—current

	2015	2014
	$’000	$’000
Provision for employee entitlements	4,077	4,482

The provision for employee entitlements represents accrued employee leave entitlements.

27. Issued capital

(a)                                 Authorised capital

	2015	2014
	$’000	$’000
2,590,000,000 (2014: 1,590,000,000 and 2013: 1,590,000,000) common shares with a par value of $0.05 each	129,500	79,500
5 (2014: 5 and 2013: 5) “A” class shares with a par value of $2,400 each	12	12
50,000,000 (2014: 50,000,000 and 2013: 50,000,000) preference shares with a par value of $0.15 each	7,500	7,500
	137,012	87,012

Movement in authorised capital	Number of shares	$’000
At 1 July 2014	1,640,000,005	87,012
Increase approved by shareholders 28 November 2014	1,000,000,000	50,000
At 30 June 2015	2,640,000,005	137,012

(b)                                 Issued capital

	2015	2014
	$’000	$’000
1,505,339,079 (2014: 1,464,310,359 and 2013: 486,851,336) common shares of $0.05 each fully paid	75,266	73,216

Movement in issued capital	Number of shares	$’000
At 1 July 2013	486,851,336	24,343
Rights issue	976,206,906	48,810
Equity benefits issued to employees	1,252,117	63
At 30 June 2014	1,464,310,359	73,216
At 1 July 2014	1,464,310,359	73,216
Shares issued as part of the Kruidfontein sale transaction	36,505,657	1,825
Equity benefits issued to employees	4,523,063	225
At 30 June 2015	1,505,339,079	75,266

Terms and conditions of issued capital

Common shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Common shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company. Preference shares, when issued, have rights and restrictions attached to them as determined by the Board, in accordance with the bye-laws of the Company.

Options

For information regarding the Company’s Option Plans, refer to note 32.

Rights issue

During the prior year the Company undertook a 2 for 1 rights issue at AUD0.25, GBP0.14 or R2.41 per common share. The amount recognised as issued capital and share premium from that rights issue represents the USD equivalent amount (being the Company’s functional currency) at the date that the various common shares were allotted.

Black Economic Empowerment (BEE) transaction

South Africa

The BEE transaction announced to shareholders on 26 July 2004 and approved by shareholders in a Special General Meeting on 11 October 2004 was formally executed with the receipt of R860 million in cash by the Aquarius Group on 29 October 2004.

The transaction has two key components, both of which are complete.

The first step saw the BEE consortium, led by Savannah Resources (Proprietary) Limited (Savcon), subscribe for a 29.5% shareholding in the enlarged share capital of AQPSA as follows:

•                  Savcon were issued with 400 shares in AQPSA for cash of $38.2 million (R234.5 million) and shareholder loans of $97.4 million (R598.4 million). The terms and conditions of the loans were as follows:

(i).           a loan of R498.4 million that was unsecured, subordinated to AQPSA’s third party debt, was interest free, had no fixed terms of repayment and ranks pari passu with the other shareholder loans; and

(ii).          a loan of R100 million that was unsecured, subordinated to AQPSA’s third party debt, bore interest at a rate of 12.745% per annum, had no fixed terms of repayment and ranked pari passu with the other shareholder loans.

•                  Aquarius also agreed to sell 13 AQPSA shares to Savcon for $4.4 million (R27.1 million).

Concurrently Impala acquired an additional holding in AQPSA from Aquarius to increase their shareholding to 20% in AQPSA following the dilution resulting from the issue of the new shares in AQPSA to the BEE consortium. Aquarius agreed to sell 30 AQPSA shares to Impala for $11.5 million (R71.5 million). This was settled by the cession of R71.5 million of interest bearing loan account to Aquarius.

On 26 April 2007 the Company announced the acquisition of a 3.5% equity interest in AQPSA from Savcon for cash consideration of R342.5 million following the receipt of Section 11(1) consent from the South African Department of Minerals and Energy. As a result of the transaction Aquarius increased its ownership interest in AQPSA from 50.5% to 54%. The difference between the consideration paid of $33.1 million and the carrying value of the non-controlling interest acquired was treated as an equity transaction. Refer note 29(e).

On 16 April 2008 the Company announced the buy back by AQPSA of the 20% interest in AQPSA held by Impala for consideration of $504.9 million and the buy back by Aquarius of Impala’s 8.4% interest in Aquarius for a consideration of $285 million. As a result of the transaction Aquarius increased its ownership interest in AQPSA from 54% to 67.5%. The difference between the consideration paid of $504.9 million and the carrying value of the non-controlling interest acquired in AQPSA was treated as an equity transaction. Refer note 29(e).

The second step occurred on 27 October 2008 where the Company announced that it had completed the final phase of the BEE transaction whereby Savcon exchanged its 32.5% holding in AQPSA for 65,042,856 new shares in Aquarius. As a result of the transaction Aquarius increased its ownership interest in AQPSA from 67.5% to 100%. The difference between the share consideration of $105.1 million and the carrying value of the non-controlling interest acquired in AQPSA has been treated as an equity transaction. Refer note 29(e).

28. Treasury shares

	2015	2014
	$’000	$’000
27,118,557 (2014: 26,568,554 and 2013: 16,256,169) common shares (refer note 32)	(26,056)	(26,239)
Reconciliation of movement
Balance at beginning of year—26,568,554 shares	(26,239)	(26,526)
Issued by the share plan trustee—1,754,997 shares (2014: 1,678,198)	697	1,012
Purchased by the share plan trustee—2,305,000 shares (2014: 2,469,816)	(514)	(1,477)
Participation in rights issue by controlled entities—nil shares (2014: 9,520,767)	—	(2,297)
Consideration received by controlled entities from sale of equity rights in the parent entity	—	3,049
Purchased by a controlled entity—nil shares (2013: 14,000,000 shares)(1)	—	—
Balance at end of year—27,118,557 shares	(26,056)	(26,239)

(1)                                 In October 2012, the Company issued 14,000,000 new shares to a controlled entity. Aquarius Platinum Investments Limited (API) The issue of these shares was part of a transaction intended to preserve black economic empowerment (BEE) credentials of the Group by assisting the Group’s BEE Partners in preserving their shareholdings in the Company. As part of that transaction API entered into a limited guarantee and pledged the shares (Security Arrangements) to the financiers of the BEE Partners. The purpose of the Security Arrangements was to provide sufficient share security to the BEE Partners’ Financiers. In January 2013 the shares, which formed the limited guarantee and pledge, were released. In May 2013, Aquarius agreed to reinstate the limited guarantee and pledge provided to the BEE partners’ financiers for 10,200,000 million shares on identical terms and conditions.

29. Reserves

	2015	2014
	$’000	$’000
Share premium reserve (a)	1,208,004	1,201,126
Foreign currency translation reserve (b)	(135,779)	(108,343)
Equity benefits reserve (c)	466	466
Ridge replacement options reserve (d)	92	92
Equity reserve (e)	(338,019)	(338,019)
Convertible bond equity component (f)	26,370	26,370
	761,134	781,692
Movement in reserves
(a) Share premium reserve
Balance at beginning of year	1,201,126	1,030,810
Premium on shares issued for Kruidfontein settlement	6,195	—
Premium on rights issue	—	169,584
Premium on equity benefit issued to employees	683	732
Premium on shares issued as consideration for asset purchase	—	—
Premium on shares issued to controlled entity	—	—
Balance at end of year	1,208,004	1,201,126

The share premium reserve is used to record the premium arising on the issue of shares calculated as the difference between the issue price and the par value of $0.05 per share.

		2015	2014
		$’000	$’000
(b)	Foreign currency translation reserve
	Balance at beginning of year	(108,343)	(92,327)
	Loss on translation of foreign subsidiaries	(40,698)	(16,016)
	Amount recycled through profit and loss on disposal of a foreign operation	13,262	—
	Balance at end of year	(135,779)	(108,343)
	The foreign currency translation reserve is used to record currency differences arising from the translation of the financial statements of foreign operations
(c)	Equity benefits reserve
	Balance at end of year	466	466
	The equity benefits reserve is used to record the value of equity benefits granted to employees and the value of shares reserved under the share plan
(d)	Ridge replacement options reserve
	Balance at end of year	92	92
	The Ridge replacement options reserve is used to record the fair value of options issued to replace options previously on issue by Ridge Mining
(e)	Equity reserve
	Balance at beginning of year	(338,019)	(361,826)
	Repurchase of convertible bonds	—	23,807
	Balance at end of year	(338,019)	(338,019)

The equity reserve is used to record gains and losses associated with equity transactions with non-controlling interests (where the Group maintains control) plus equity transactions arising from the repurchase of financial instruments previously issued by the Company not otherwise recognised in the convertible bond equity component

(f)	Convertible bond equity component
	Balance at beginning of year	26,370	62,666
	Repurchase of convertible bonds	—	(36,296)
	Balance at end of year	26,370	26,370

The convertible bond equity component is used to record the excess of the proceeds received from the issue of convertible bonds over the fair value of the debt component.

30. Commitments

		2015	2014
		$’000	$’000
(a)	Operating lease (non-cancellable)
	Not later than 1 year	43	112
	Later than 1 year but not later than 5 years	75	—
	Later than 5 years	—	—
		118	112
(b)	Finance lease
	Not later than 1 year	2,405	1,517
	Later than 1 year but not later than 5 years	2,123	1,301
	Total minimum lease payments	4,528	2,818
	Less future finance charges	(383)	(242)
	Present value of minimum lease payments	4,145	2,576
	Disclosed in the consolidated accounts as:
	Current interest bearing liability (note 25)	2,125	1,362
	Non-current interest bearing liability (note 22)	2,020	1,214
		4,145	2,576
(c)	Capital expenditure (non-cancellable)	3,195	5,371

These commitments represent contractual commitments relating to development activities at Kroondal. The liabilities arising from the above commitments will be settled out of cash resources.

In addition, Mimosa, a joint venture entity, has non-cancellable capital expenditure commitments of $6 million (2014: $27 million), 50% of which is attributable to Aquarius.

(d)                                 Other commitments

Sale of Kruidfontein prospecting rights

For the year ended 30 June 2014

On 29 January 2014, Aquarius agreed terms to dispose of 100% of C&I Mining and Resources Proprietary Limited (C&I), which holds the Kruidfontein prospecting right, to Pilanesberg Platinum Mines Proprietary Limited, a subsidiary of Sedibelo Platinum Mines Limited (previously Platmin Limited). The total sale consideration is $30 million in cash. The material asset of C&I is a prospecting right known as Kruidfontein in which C&I has a 90% economic benefit. The sale is conditional on renewal of the prospecting right and the approval in terms of Section 11 of the Mineral and Petroleum Resources Development Act 28 of 2002. The renewal and approval in terms of Section 11 was obtained in June 2014 and is currently awaiting registration at the Department of Mineral Resources titles office.

Upon completion of the sale, Aquarius will receive $16.2 million (before tax) in consideration for its economic interest in the prospecting right with the remaining $10.8 million (before tax) due to the original vendors of the right. In terms of an agreement with the original vendors of the Kruidfontein prospecting right, Aquarius may elect to retain the remaining $10.8 million (less any tax payable), in return for an issue of shares in Aquarius, of same value, at the time the sale becomes unconditional, resulting in a net cash inflow of $27 million (before tax) for Aquarius.

For accounting purposes, the Kruidfontein prospecting rights were previously written off in full.

Sale of Blue Ridge and Sheba’s Ridge

On 29 January 2014, Aquarius agreed terms to dispose of its indirect interests in Blue Ridge and Sheba’s Ridge to a consortium led by the China National Arts & Crafts (Group) Corporation for a total consideration of $37 million in cash, of which $4.3 million will be lent and advanced by Ridge Mining Proprietary Limited to Blue Ridge for a period of two years from the closing date, being the date on which the last condition precedent to the sale agreement will be fulfilled.

The sale agreement is subject to a number of conditions precedent, primarily Chinese Government approvals, South Africa Competition Commission approval and a number of Department of Minerals and Resources regulatory approvals. The outside date for the fulfilment of the conditions precedent was initially fixed at 30 June 2014 but has been extended to 31 October 2014 by agreement between the parties.

The sale is expected to recover the carrying value of the Blue Ridge and Sheba’s Ridge equity accounted investments at 30 June 2014.

31. Contingencies

Contractor litigation

Aquarius is aware of litigation between one of its former contractors and some of its former employees. Aquarius is not a party to the litigation, continues to monitor the situation and continues to take advice on any potential exposure.

Financial guarantees

Pursuant to a financing facility, AQPSA’s commercial bankers have issued financial guarantees on behalf of AQPSA totalling R350 million ($29 million) (2014: R350 million and $33 million). The guarantees are for the rehabilitation, closure obligations and other purposes of AQPSA and are secured by a first ranking fixed and floating charge over all the assets of AQPSA.

32. Share-based payment plans

Directors’ and employees’ share plans

Aquarius has the following share plans (Plans) for the directors and employees:

•                  Aquarius Director/Employee Share Plan (2008)

•                  Aquarius Director/Employee Share Plan (2013)

•                  Employee Retention Share Scheme

•                  Aquarius Restricted Share Scheme (2014)

•                  Option Plan

The Remuneration Committee administers the Company’s Plans. Participation in the Plans is at the discretion of the Remuneration Committee, having regard to:

a)                                     the seniority of the participant and the position the participant occupies with the company or subsidiary;

b)                                     the length of service of the participant with the company or subsidiary;

c)                                      the record of employment of the participant with the company or subsidiary;

d)                                     the potential contribution of the participant to the growth and profitability of the company or subsidiary; and

e)                                      any other matters which the committee considers relevant.

Aquarius Director/Employee Share Plan (2008)

In 2008 the Company adopted a Share Plan for eligible participants. Under the Share Plan the Board can authorise the Trustee to purchase shares and hold them as either unallocated shares or as shares for and on behalf of an eligible participant. The participant may require the Trustee to transfer the plan shares held by the Trustee on behalf of the participant to the participant subject to satisfaction of any performance criteria or vesting conditions imposed by the Board. The Board may also direct the Trustee to allocate to a participant shares purchased as unallocated shares.

If a participant departs prior to satisfaction of any performance criteria or vesting conditions imposed by the Board then, subject to Board discretion, the shares that were held on behalf of the participant will be held by the Trustee as unallocated shares.

During the current and prior years, no shares were purchased by the trustee. During the year 609,667 shares (2014: 611,611) were issued. At the time of issue the average share price was $0.40 resulting in an expense of $0.2 million. The shares vested immediately.

Aquarius Director/Employee Share Plan (2013)

At the Company’s Annual General Meeting held on 29 November 2013, shareholders approved the Aquarius Director/Employee Share Plan (2013) which allows directors and senior executives to receive shares in lieu of cash remuneration. During the year the Group issued 4,523,063 (2014: 1,326,851) shares with a value of $0.9 (2014: 0.8 million) million to those individuals. The shares vested immediately.

Employee Retention Share Scheme

Established in 2012, the Employee Retention Share Scheme (ERSS) is designed to retain and incentivise senior executives and managers deemed key to the rollout of the Group’s revised business plans in South Africa. The grant of the shares is a long-term incentive plan to cover three years. The ERSS is only available to senior management who do not participate in the Aquarius Director/Employee Share Plan (2008).

During the year 2,305,000 shares (2014: 2,469,816) were purchased for the ERSS. During the year 1,145,330 shares (2014: 991,853) were issued. At the time of issue the average share price was $0.39 resulting in an expense of $0.5 million. The shares vested immediately.

Pensions and other post employment benefit plans

Employer entities within the Group participate in defined contribution pension plans for eligible employees in accordance with the applicable laws in their country of domicile. Contributions made by the Group ranged from 8% to 20% of the employees’ base salary.

Aquarius Restricted Share Scheme (2014)

This scheme was approved at the AGM in 2014. The scheme has not been used so far but the intention is that it will be used next year and that it will then become the primary vehicle for long-term incentive awards to executive directors and eligible employees.

Option Plan

Options granted under the Option Plan may not be transferred without written approval from the Board of Directors. Each option entitles the holder to one fully paid common share, which ranks equally in all respects with other shares on issue. The option exercise price approximates the fair value of the shares at the date of offer, being the average of the last sold prices on the LSE in the five dealing days prior to the offer date. No person entitled to exercise options has any right by virtue of the option to participate in any share issue of the company or any related body corporate. Information with respect to the number of options granted under the Option Plan is as follows:

	Number of Options
Options	Balance at beginning of year	Granted	forfeited/ cancelled	Exercised	Balance at end of year
Exercise price of £1.11, granted 21 November 2003, expiring 21 November 2013	120,000	—	(120,000)	—	—
Total	120,000	—	(120,000)	—	—
Options exercisable	120,000

33. Related party disclosures

Compensation of directors and key management personnel of the Group

	2015	2014	2013
	$’000	$’000	$’000
Compensation of directors:
Short-term benefits	783	1,334	3,185
Post employment retirement benefits	—	—	415
Share-based payments	827	958	681
	1,610	2,292	4,281
Compensation of key management personnel:
Short-term benefits	1,789	2,130	2,355
Post employment retirement benefits	136	141	142
Share-based payments	345	737	206
	2,270	3,008	2,703
Total remuneration of directors and key management personnel of the Company in respect of the year	3,880	5,300	6,984

Related parties

(a)                                 Controlled entities

Details of significant controlled entities are as follows:

	Country of	% Equity interest
Name	incorporation	2015	2014
Aquarius Platinum Corporate Services Proprietary Limited	Australia	100%	100%
Aquarius Platinum (South Africa) (Proprietary) Limited	South Africa	100%	100%
Aquarius Platinum (SA) Corporate Services (Proprietary) Limited	South Africa	100%	100%
Aquarius Platinum (SA) Proprietary Limited Rehabilitation Trust	South Africa	100%	100%
Platinum Mile Resources Proprietary Limited	South Africa	91.7%	91.7%
Hoedspruit Platinum Holdings Proprietary Limited	South Africa	86%	86%
Ridge Mining Limited plc	UK	100%	100%

(b)                                 Joint venture entities

Details of significant joint venture entities are as follows:

	Country of	% Equity interest
Name	incorporation	2015	2014
Mimosa Investments Limited	Mauritius	50%	50%
Mimosa Holdings (Private) Limited	Zimbabwe	50%	50%
Mimosa Mining Company (Private) Limited	Zimbabwe	50%	50%
Blue Ridge Platinum Proprietary Limited	South Africa	50%	50%
Sheba’s Ridge Platinum Proprietary Limited	South Africa	39%	39%

(c)                                  Transactions within the Group

During the year, unsecured loan advances were made by subsidiaries within the Group and between subsidiaries and the parent entity. Certain such loans carried a discounted rate of interest. Intercompany loan balances have been eliminated in the financial statements of the Group.

(d)                                 Smaller related party transactions—issue and pledge of 14 million new shares in order to preserve BEE credentials

As announced on 3 October 2012 and 24 May 2013, the Company has on two separate occasions pledged shares in the Company as part of a transaction to preserve the black economic empowerment credentials of the Company. The transactions both constituted a “smaller related party transaction” pursuant to FSA Listing Rule 11.1.10 and these disclosures are made pursuant to that rule.

Savannah Platinum SPV (Savannah), Chuma Platinum SPV (Chuma) and Malibongwe Platinum SPV (Malibongwe) (together, the BEE Partners) each have share funding arrangements in place in respect of their shareholdings in the Company with South African based financial institutions which were due to expire of the end of October 2012. The financial institutions agreed to advance new loans to finance the redemption of the existing funding on the condition that each of the BEE Partners’ loan facilities are secured against shares in the Company which, as a condition of the loan agreements, must have an aggregate market value of at least two times the loan amount. Failure to refinance the share funding arrangements may have resulted in the financial institutions selling some or all of the BEE Partners’ shares in the Company and thereby affecting the Company’s black economic empowerment status.

The Board resolved that it was in the Company’s interest to preserve the current holdings of the BEE Partners by issuing 14 million new shares in the Company to be held by a new subsidiary of the Company and to secure the giving of a limited guarantee by that new subsidiary in favour of the financial institutions in respect of the BEE Partners’ share funding arrangements (the First Transaction).

The First Transaction was automatically released in January 2013 when the market price of shares in the Company recovered such that the security requirements of the BEE Partners’ share funding arrangements were met by the market value of the shares in the Company actually held by the BEE Partners. However, after weakening of the market price of shares in the Company in March and April 2013, it become necessary for the Company to reinstate the pledge in respect of 10.2 million shares in the Company on identical terms in order to ensure the sufficiency of security under the BEE Partners’ share funding arrangements (the Second Transaction).

34. Financial instruments

(a)                                 Financial risk management objectives and policies

The Group’s management of financial risk is aimed at ensuring net cash flows are sufficient to:

•                  meet all its financial commitments;

•                  maintain the capacity to fund corporate growth activities; and

•                  pay a reasonable dividend.

The Group monitors its forecast financial position on a regular basis. The Group has a Treasury Committee that meets quarterly and considers cash flow projections for the following 12 months in detail, taking into consideration the impact of market conditions including metal prices and foreign exchange rates. The Committee also receives reports from independent foreign exchange consultants and receives presentations from advisors on current and forecast economic conditions.

Credit risk, liquidity risk and market risk (including foreign exchange, commodity price, interest rate and price risk) arise in the normal course of the Group’s business. The Group’s principal financial instruments comprise cash, short-term deposits, interest bearing receivables and interest bearing liabilities. Other financial instruments include trade receivables and trade payables, which arise directly from operations. The Group’s forecast financial risk position with respect to key financial objectives and compliance with treasury practice are regularly reported to the Board. The Group’s objectives, policies and processes for managing risks arising from financial instruments have not changed from the previous year.

(b)                                 Market risk

(i)                                    Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commitments, assets and liabilities that are denominated in a currency that is not the functional currency for each entity within the Group. The Group’s borrowings and cash deposits are largely denominated in US dollars, South African rand and Australian Dollars.

Currently there are no foreign exchange hedge programmes in place, however, the Group treasury function manages the purchase of foreign currency to meet operational requirements.

	2015	2014
	$’000	$’000
At reporting date, entities which have a US dollars functional currency have exposure to rand denominated financial instruments as follows:
Financial assets
Cash and cash equivalents	944	207
At reporting date, entities which have a rand functional currency have exposure to US dollars denominated financial instruments as follows:
Financial assets
Trade and other receivables	20,668	24,552
At reporting date, entities which have a US dollars functional currency have exposure to AUD denominated financial instruments as follows:
Financial assets
Cash and cash equivalents	3,274	4,953
At reporting date, entities which have a US dollars functional currency have exposure to GBP denominated financial instruments as follows:
Financial assets
Cash and cash equivalents	7,729	8,341

The following table summarises the sensitivity of financial instruments held at reporting date to movements in the exchange rate of the South African rand, Great British Pound and Australian Dollar for entities with a US dollar functional currency, with all other variables held constant, and the sensitivity of financial instruments held at reporting date to movements in the US dollar for entities with a South African rand functional currency. The South African rand, Great British Pound, Australian Dollar and US dollar instruments have been assessed using the sensitivities indicated in the table. These are based on reasonably possible changes, over a financial year, using the observed range of actual historical rates for the preceding five year period.

	Impact on profit/equity pre tax gain/(loss)
Judgements of reasonable possible movements	2015	2014	2013
	$’000	$’000	$’000
Currency exposure for entities with US dollar functional currency
10% strengthening of R/US$ exchange rate	105	23	16
10% weakening of R/US$ exchange rate	(86)	(19)	(13)
10% strengthening of AUD/US$ exchange rate	327	495	501
10% weakening of AUD/US$ exchange rate	(298)	(450)	(456)
10% strengthening of GBP/US$ exchange rate	773	834	2,072
10% weakening of GBP/US$ exchange rate	(703)	(758)	(1,884)
Currency exposure for entities with rand functional currency
10% strengthening of US$/R exchange rate	2,067	2,455	2,694
5% weakening of US$/R exchange rate	(1,034)	(2,455)	(2,694)

(ii)                                Commodity price risk

The Group’s revenues are exposed to commodity price fluctuations, in particular movements in the price of PGMs. The Group regularly measures exposure to commodity price risk by stress testing the

Group’s forecast financial position to changes in PGM prices. The Group does not hedge commodity prices.

The financial instruments exposed to movements in metal prices are as follows:

	2015	2014
	$’000	$’000
Financial assets
Receivables (gross notional amount)	64,564	77,671
	64,564	77,671

These receivables comprise quotational period embedded derivatives that are carried at fair value in accordance with the policy set out in note 5(j).

The following table summarises the sensitivity of financial instruments held at reporting date to movements in the relevant forward commodity price, with all other variables held constant. The sensitivities are based on reasonably possible changes, over a financial year, using observed ranges of actual historical rates.

	Impact on profit/equity pre tax gain/(loss)
Judgements of reasonable possible movements	2015	2014	2013
	$’000	$’000	$’000
5% (2014 and 2013: 10%) increase in platinum, palladium and rhodium prices; 5% (2014 and 2013: 10%) increase in gold price	3,266	7,767	7,512
15% (2014 and 2013: 10%) decrease in platinum, palladium and rhodium prices; 15% (2014 and 2013: 10%) decrease in gold price	(9,797)	(7,767)	(7,512)

(iii)                            Interest rate risk

Interest rate risk is the risk that the Group’s financial position will be adversely affected by movements in interest rates.

The Group’s main interest rate risk arises from short-term loans with interest charges based on either the LIBOR or the Johannesburg Interbank Acceptance Rate. Floating rate debt exposes the Group to cash flow interest rate risk. Cash holdings are subject to interest rate risk of the currency of the deposit. The convertible bond has a fixed interest rate of 4%. All other financial assets and liabilities in the form of receivables, investments in shares and payables are non-interest bearing.

The Group does not engage in any hedging or derivative transactions to manage interest rate risk. In conjunction with external advice, management consideration is given on a regular basis to alternative financing structures with a view to optimising the Groups’ funding structure.

The financial instruments exposed to movements in variable interest rates are as follows:

	2015	2014
	$’000	$’000
Financial assets
Cash and cash equivalents(1)	195,773	136,820
Restricted cash in environmental trusts	13,905	16,902
	209,678	153,722
Financial liabilities
Interest bearing liabilities exposed to LIBOR(2)	43,896	48,700
	43,896	48,700

(1)                                 Cash and cash equivalents are exposed to movements in USD and ZAR cash deposit rates.

(2)                                 Relates to the pre-financing of delivered PGM concentrates that has been offset against trade receivables in the statement of financial position. Refer note 19(a).

The following table summarises the sensitivity of the financial instruments held at reporting date, following a movement in variable interest rates, with all other variables held constant. The sensitivities are based on reasonably possible changes over a financial year, using the observed range of actual historical rates for the preceding five year period.

	Impact on profit/ equity pre tax gain/(loss)
Judgements of reasonable possible movements	2015	2014	2013
	$’000	$’000	$’000
Cash
—increase +50bps (2014: +50bps)	978	683	387
—decrease –50bps (2014: -50bps)	(978)	(683)	(387)
Restricted cash in environmental trusts
—increase +50bps (2014: +50bps)	70	84	84
—decrease -50bps (2014: -50bps)	(70)	(84)	(84)
Interest bearing liabilities—sensitive to LIBOR
—increase +100bps (2014: +100bps)	(439)	(487)	(482)
—decrease 0bps (2014: 0bps)	—	—	—

(iv)                              Price risk

Price risk is the risk that the Group’s financial position will be adversely affected by movements in the market value of its available-for-sale financial assets. The financial instruments exposed to movements in market value are as follows:

	2015	2014
	$’000	$’000
Financial assets
Other financial assets	392	451

The exposure to price risk is not considered material to the Group.

(c)                                  Liquidity risk

The liquidity position of the Group is managed to ensure sufficient liquid funds are available to meet financial commitments in a timely and cost effective manner. The Group Treasury Committee continually reviews the liquidity position including cash flow forecasts to determine the forecast liquidity position and maintain appropriate liquidity levels. Notes 22 and 25 detail the repayment obligations in respect of the amount of the facilities, and note 30(d) includes details of other commitments.

The contractual maturity analysis of payables at the reporting date was as follows:

	Payables Ageing Analysis $’000
	Total	< 6 months	6 - 12 months	1 - 5 years	> 5 years
2015
Trade payables	15,525	15,525	—	—	—
Other payables	18,998	18,998	—	—	—
Amount due to joint operation in respect of mine closure costs	2,059	—	—	2,059	—
Loans and borrowings	132,053	128,971	1,063	2,019	—
Total payables	168,635	163,494	1,063	4,078	—
2014
Trade payables	18,893	18,893	—	—	—
Other payables	15,296	15,296	—	—	—
Amount due to joint operation in respect of mine closure costs	2,065	—	—	2,065	—
Loans and borrowings	135,558	681	681	134,196	—
Total payables	171,812	34,870	681	136,261	—

(d)                                 Credit risk

Credit risk is the risk that a contracting entity will not complete its obligation under a financial instrument that will result in a financial loss to the Group. The carrying amount of financial assets represents the maximum credit exposure. Receivables balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant. The Group’s credit risk is limited to the carrying value of its financial assets. At reporting date there is a significant concentration of credit risk represented in the cash and trade receivables balance. With respect to trade receivables, this is due to the fact that the majority of sales by the Group and a joint venture entity are made to two specific customers as per contractually agreed terms. The two customers, being RPM and Centametall AG, have complied with all contractual sales terms and have not at any stage defaulted on amounts due. The Group minimises exposure by investing funds with counterparties with a credit rating of A- or higher.

The maximum exposure to credit risk at the reporting date was as follows:

	2015	2014
	$’000	$’000
Current
Cash and cash equivalents	195,773	136,820
Trade receivables	25,062	29,833
Other receivables	4,169	271
	225,004	166,924
Non-current
Restricted cash in environmental trusts	13,905	16,902
Amount due from joint operation participant for share of mine site closure costs	8,717	9,180
Amount due from joint venture entity—carried at impaired value	5,516	—
	28,138	26,082

The ageing of receivables at the reporting date was as follows:

	Receivables Ageing Analysis $’000
	Total	< 6 months	6 - 12 months	1 - 5 years	> 5 years
2015
Trade receivables	25,062	25,062	—	—	—
Other receivables	4,169	4,169	—	—	—
Amount due from joint operation participant for share of mine site closure costs	8,717	—	—	8,717	—
Amount due from joint venture entity—carried at impaired value	5,516	—	—	5,516	—
Total receivables	43,464	29,231	—	14,233	—
2014
Trade receivables	29,833	29,833	—	—	—
Other receivables	271	271	—	—	—
Amount due from joint operation participant for share of mine site closure costs	9,180	—	—	9,180	—
Total receivables	39,284	30,104	—	9,180	—

(e)                                  Capital management

The Group treasury function is responsible for capital management. This involves the use of corporate forecasting models, which facilitates analysis of the Group’s financial position including cash flow forecasts to determine the future capital management requirements. Group treasury monitors gearing and compliance with various contractual financial covenants. The Group defines capital as total shareholders’ equity.

Capital management is undertaken to ensure a secure, cost effective supply of funds to ensure the Group’s operating and capital expenditure requirements are met. The mix of debt and equity is regularly reviewed. The Group does not have a target debt/equity ratio, but has a policy of maintaining a flexible financing structure so as to be able to take advantage of new investment opportunities that may arise. At 30 June 2015 the Group’s gearing ratio is 35% (2014: 25%).

During the year the Company paid no dividends (2014: nil and 2013: nil). The Board maintains a policy of balancing returns to shareholders with the need to fund growth.

(f)                                   Fair value

The fair value of a financial asset or a financial liability is the amount at which the asset could be exchanged or liability settled in a current transaction between willing parties in an arm’s length transaction. The fair values of cash and cash equivalents, trade and other receivables and trade and other payables approximate their carrying values, as a result of their short maturity or because they carry floating rates of interest. The fair value of financial instruments traded in active markets such as publicly traded available-for-sale securities are based on quoted market prices at the reporting date. The quoted market price used for available-for-sale securities held by the Group is the current bid price. The fair value of convertible bonds disclosed at note 25 has been determined by reference to the last traded market price prior to the reporting date between unrelated parties on an arm’s length basis.

Available-for-sale financial assets and quotational period embedded derivatives are carried at fair value. The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•                  Level 1—Quoted (unadjusted) market prices in active markets for identical assets or liabilities

•                  Level 2—Valuation techniques for which the lowest-level input that is significant to the fair value measurement is directly or indirectly observable

•                  Level 3—Valuation techniques for which the lowest-level input that is significant to the fair value measurement is unobservable

Available-for-sale financial assets of $0.4 million (2014: $0.5 million) are measured using level 1 valuation techniques. Quotational period embedded derivatives of $65 million (2014: $78 million) are measured using level 2 valuation techniques with reference to consensus forecasts and spot metal prices and exchange rates at the reporting date. The valuation techniques used have not changed for each of these financial instruments from the prior period.

35. Restatements

There has been a significant change to accounting requirements on the adoption of IFRS 11. Previously, the Group’s 50% interest in Mintosa and Blue Ridge and 39% interest in Sheba’s Ridge were classified as a jointly controlled entity and the Group’s share of the assets, liabilities, revenue and expenses were proportionately consolidated in the consolidated financial statements. Upon adoption of IFRS 11, the Group has determined its interest to be a joint venture and it is required to be accounted for using the equity method. The effect of applying IFRS 11 and other restatements are as follows:

Statement of comprehensive income

	As reported at 30 June 2013	IFRS 11 restatement	As restated at 30 June 2013
	$’000	$’000	$’000
Revenue	370,548	(133,433)	237,115
Cost of sales	(357,810)	109,084	(248,726)
Gross profit/(loss)	12,738	(24,349)	(11,611)
Other income	278	—	278
Administrative costs	(12,924)	556	(12,368)
Foreign exchange gain/(loss)	(19,446)	123	(19,323)
Finance costs	(30,817)	4,148	(26,669)
Impairment losses	(225,966)	11,855	(214,111)
Closure, transition and rehabilitation costs	(54,538)	—	(54,538)
Community share ownership trust	(1,500)	1,500	—
Share of profit/(loss) from joint venture entities	—	(2,698)	(2,698)
Loss before income tax	(332,175)	(8,865)	(341,040)
Income tax benefit	44,262	8,865	53,127
Net loss for the year	(287,913)	—	(287,913)
Other comprehensive income that may be recycled to profit or loss
Foreign currency translation adjustments	(93,697)	—	(93,697)
Total other comprehensive loss	(93,697)	—	(93,697)
Total comprehensive loss	(381,610)	—	(381,610)
Loss is attributable to:
Equity holders of Aquarius	(287,207)	—	(287,207)
Non-controlling interests	(706)	—	(706)
	(287,913)	—	(287,913)
Total comprehensive loss is attributable to:
Equity holders of Aquarius	(380,974)	—	(380,974)
Non-controlling interests	(636)	—	(636)
	(381,610)	—	(381,610)

Statement of cash flows

	As reported of 30 June 2013	IFRS 11 restatement	Other restatements(1)	As restated of 30 June 2013
	$’000	$’000	$’000	$’000
Cash flows from operating activities
Receipts from customers	392,373	(138,446)	—	253,927
Payments to suppliers and employees	(340,891)	89,823	—	(251,068)
Foreign exchange gain on currency contract	—	—	(24,039)	(24,039)
Closure and transition costs	(27,582)	—	—	(27,582)
Interest received	5,560	(94)	—	5,466
Other income	252	—	—	252
Income taxes paid	(7,793)	6,406	—	(1,387)
Net cash from/(used in) operating activities	21,919	(42,311)	(24,039)	(44,431)
Cash flows from investing activities
Payments for mining assets	(54,359)	18,091	—	(36,268)
Proceeds from sale of mining assets	790	(152)	—	638
Refund of deposit for mineral acquisition	15,000	—	—	15,000
Net cash from/(used in) investing activities	(38,569)	17,939	—	(20,630)
Cash flows from financing activities
Interest and other finance costs paid	(13,539)	98	—	(13,441)
Foreign exchange loss on currency contract	(24,039)	—	24,039	—
Repayment of borrowings	(10,324)	4,494	—	(5,830)
Proceeds from issue of shares	9,305	—	—	9,305
Purchase of shares by a controlled entity	(9,305)	—	—	(9,305)
Loans to joint venture entities	—	(2,109)	—	(2,109)
Dividends from joint venture entities	—	10,000	—	10,000
Net cash from/(used in) financing activities	(47,902)	12,483	24,039	(11,380)
Net decrease in cash held	(64,552)	(11,889)	—	(76,441)
Cash and cash equivalents at the beginning of the year	180,088	(13,436)	—	166,652
Net foreign exchange differences	(12,604)	166	—	(12,438)
Cash and cash equivalents at the end of the year	102,932	(25,159)	—	77,773

(1)                                 The previously published financial statements for the year ended 30 June 2013 included a cash outflow of $24.039 million described as “foreign exchange loss on currency contract”. This amount was categorised within financing activities in that financial report. The directors have reconsidered the classification of this item and have agreed that this cash outflow should have been categorised within operating activities. The restatement results in cash flows from operating activities changing from a net cash inflow of $21.919 million to a net cash outflow of $2.120 million prior to the adoption of IFRS 11 and net cash outflow from financing activities changing from a net cash outflow of $47.902 million to a net cash outflow of $23.863 million.

The restatement does not impact opening or closing cash balances in any prior period, nor does it impact the statement of profit or loss and other comprehensive income or the basic and diluted earnings per share previously disclosed.

36.          Events after reporting date

There were no material events subsequent to 30 June 2015 that have not been reflected in the financial statements.

37.          Auditor’s remuneration

	2015	2014	2013
	$’000	$’000	$’000
Amounts received or due and receivable by Ernst & Young for:
—an audit or review of the financial report of the company and any other entity in the consolidated group	441	531	570
—income tax related services	—	6	35
—other services in relation to the company and any other entity in the consolidated group	101	138	131
	542	675	736

The amounts disclosed above include those paid by joint venture entities and joint operations.

Report of independent auditors

To the Board of Directors of Sibanye Gold Limited

We have audited the accompanying consolidated financial statements of Aquarius Platinum Limited, which comprise the consolidated statements of financial position as of 30 June 2015 and 2014, and the related consolidated statements of profit and loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended 30 June 2015, and the related notes to the consolidated financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aquarius Platinum Limited at 30 June 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 30 June 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young

Perth, Australia

17 April 2017

ABBREVIATED FINANCIAL STATEMENTS — RUSTENBURG OPERATIONS

The Rustenburg Operations

Unaudited statement of direct expenses

	Notes	Six months ended 30 June 2016 R
Cost of sales	2	(4,452,501,026)
Gross loss on metal sales		(4,452,501,026)
Other operating income	3	6,640,874
Profit on sale of other mineral rights and investments		—
Restructuring and care and maintenance costs	4	(148,628,292)
Operating loss		(4,594,488,444)
Interest expense	5	(29,868,310)
Loss before taxation		(4,624,356,754)
Taxation		—
Loss for the period		(4,624,356,754)
Other direct expenses		—
Total direct expenses for the period		(4,624,356,754)

Unaudited statement of assets acquired and liabilities assumed

	Notes	As at 30 June 2016 R
ASSETS
Non-current assets
Property, plant and equipment	6	1,320,001,238
Capital work-in-progress	7	761,565,748
Investments held in environmental trusts	8	282,848,578
Total non-current assets		2,364,415,564
Current assets
Inventories	9	72,857,114
Other receivables	10	91,601,882
Amounts owed by affiliates	20	2,639,764
Other assets	11	5,266,615
Cash and cash equivalents	12	127,727
Total current assets		172,493,102
Total assets		2,536,908,666
EQUITY AND LIABILITIES
Owner’s contribution	13	4,994,852,757
Retained loss	13	(4,624,356,754)
Shareholders’ equity		370,496,003
Non-current liabilities
Environmental obligations	14	690,019,420
Employee service benefit obligations	16	—
Deferred taxation		—
Total non-current liabilities		690,019,420
Current liabilities
Trade and other payables	15	918,430,575
Amounts owed to affiliates	20	26,571,064
Other liabilities	16	531,391,604
Total current liabilities		1,476,393,243
Total equity and liabilities		2,536,908,666

Notes to the unaudited abbreviated financial statements

The Rustenburg Operations do not constitute a separate legal entity. The mines comprising the Rustenburg Operations have, for the period presented, been under the control of Rustenburg Platinum Mines Limited (RPM). Consequently, this historical information may not necessarily be indicative of the financial performance that would have been achieved had the Rustenburg Operations operated independently for the reporting period.

1. Accounting policies

A.                                    General information

The Rustenburg Operations is a division of RPM, a public company registered in South Africa. The Rustenburg Operations consists of the Rustenburg mining and concentrating complex which comprises the Bathopele, Siphumelele (including Khomanani) and Thembelani (including Khuseleka) mining operations, two concentrating plants, an on-site chrome recovery plant and the Western Limb Tailings Retreatment Plant and associated surface infrastructure, and related employees, assets and liabilities.

The directors of RPM are responsible for the preparation of the abbreviated financial statements and believe that the basis of preparation fairly presents the Rustenburg Operations’ historical information in the circumstances set out below.

B.                                    Basis of preparation of abbreviated financial statements

The Rustenburg Operations does not constitute a separate legal entity. Historically, complete financial statements have never been required nor prepared as RPM did not maintain the Rustenburg Operations as a stand-alone business. As a result, the accompanying statements have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission under Rule 3-05 of Regulation S-X, and do not represent a complete set of financial statements. The accompanying statements of assets acquired and liabilities assumed and direct expenses of the Rustenburg Operations for the six months ended 30 June 2016 (the Reporting Period) have been prepared in conformity with International Accounting Standards 34 (IAS 34) Interim Financial Reporting and have been derived from the operating activities directly attributed to the business that will be disposed of (i.e. the Rustenburg Operations) to Sibanye Rustenburg Platinum Mines Proprietary Limited from RPM’s books and records. This historical financial information has previously been reported as part of the interim financial information of Anglo American Platinum Limited (Anglo American Platinum) for the Reporting Period.

The accompanying statements of assets acquired and liabilities assumed and direct expenses have been prepared with the objective of presenting the results and net assets of the Rustenburg Operations for the Reporting Period. The mines comprising the Rustenburg Operations have, for the periods presented, been under the control of RPM. Consequently, the abbreviated financial statements may not necessarily be indicative of the financial performance that would have been achieved, had the Rustenburg Operations operated independently for the Reporting Period. Furthermore, it may not be indicative of the financial results in future periods.

In line with the sale and purchase agreement, ownership, control and management of the Rustenburg Operations was transferred to Sibanye Rustenburg Platinum Mines Proprietary Limited on 1 November 2016.

Comparative information

As the abbreviated financial information has been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission under Rule 3-05 of Regulation S-X, the abbreviated interim financial information does not present comparative periods in the statement of assets acquired and liabilities assumed and the statement of direct expenses, which are required to be disclosed in accordance with IAS 34.

Intercompany transactions and funding

All transactions between the Rustenburg Operations and the rest of the Anglo American Platinum group of companies, which have historically been eliminated in the consolidated financial statements of RPM and Anglo American Platinum, have now been presented either as amounts owing to or receivable from affiliates as though they are considered an external related party to the Rustenburg Operations. These transactions are presented in note 20 Related party transactions.

Transactions and balances between the Rustenburg Operations and other divisions of RPM have been reflected as equity in the abbreviated financial statements. As the Rustenburg Operations is a division of RPM, it did not have its own cash balances and borrowings. Therefore, the balances with the RPM head office (which are included above) are representative of the net funding of the Rustenburg Operations for the Reporting Period and reflected in equity as it represents the cumulative investment of RPM in the Rustenburg Operations.

C.                                    Critical accounting judgements

In preparing the abbreviated financial statements, management have made certain estimates and assumptions that materially affect the reported amounts of assets and liabilities at the date of the abbreviated financial statements, the reported amounts of expenses during the period, and related disclosures. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. The reported results may vary materially if alternative assumptions are applied.

The following accounting policies have been identified as being particularly complex or involving subjective judgements or assessments:

Decommissioning and rehabilitation obligations

The Rustenburg Operations’ mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Management estimates, with the assistance of independent experts, the Rustenburg Operations’ expected total expenses for the rehabilitation, management and remediation of negative environmental impacts at closure and at the end of the lives of the mines and processing operations. The estimation of future costs of environmental obligations relating to decommissioning and rehabilitation is particularly complex and requires management to make estimates, assumptions and judgements relating to the future. These estimates are dependent on a number of factors including assumptions about environmental legislation, life-of-mine estimates and discount rates.

Asset lives

The Rustenburg Operations’ assets, excluding mining development and infrastructure assets, are depreciated over their expected useful lives which are reviewed annually to ensure that the useful lives continue to be appropriate. In assessing useful lives, technological innovation, product life cycles, physical condition of the assets and maintenance programmes are taken into consideration.

Mining development and infrastructure assets are depreciated on a unit-of-production basis. The calculation of the unit-of-production depreciation is based on forecasted production which is calculated using numerous assumptions. Any changes in these assumptions may have an impact on the calculation.

D.                                    Significant accounting policies

The abbreviated financial statements are prepared on the historical cost basis except for certain financial instruments and liabilities that are stated at fair value. The Rustenburg Operations abbreviated financial statements accounting policies are consistent with those applied in the previous annual financial statements of RPM.

Property, plant and equipment

Mining

Mine development and infrastructure costs are capitalised to capital work-in-progress and transferred to mining property, plant and equipment when the mining venture reaches commercial production. Capitalised mine development and infrastructure costs include expenditure incurred to develop new mining operations and to expand the capacity of the mine. Costs include interest capitalised during the construction period where qualifying expenditure is financed by borrowings and the discounted amount of future decommissioning costs. Items of mine property, plant and equipment, excluding capitalised mine development and infrastructure costs, are depreciated on a straight-line basis over their expected useful lives. Capitalised mine development and infrastructure costs are depreciated on a unit-of-production basis. Depreciation is first charged on mining assets from the date on which they are available for use.

Items of property, plant and equipment that are withdrawn from use, or have no reasonable prospect of being recovered through use or sale, are regularly identified and written off. Residual values and useful economic lives are reviewed at least annually and adjusted if and where appropriate.

Non mining

Non-mining assets are measured at historical cost less accumulated depreciation. Depreciation is charged on the straight-line basis over the useful lives of these assets. Residual values and useful economic lives are reviewed at least annually and adjusted if and where appropriate.

Impairment

An impairment review of property, plant and equipment is carried out when there is an indication that these may be impaired by comparing the carrying amount thereof to its recoverable amount. Where the recoverable amount is less than the carrying amount, the impairment charge is included in profit or loss in order to reduce the carrying amount of property, plant and equipment to its recoverable amount. The adjusted carrying amount is depreciated on a straight-line basis over the remaining useful life of property, plant and equipment. Effective from 31 December 2015, the impairment assessment is performed at a Rustenburg Operations level and was reported in the RPM financial statements as such. Impairments recognised in the abbreviated financial statements reflects impairments recognised in the annual financial statements of RPM. Prior to 31 December 2015, the RPM operations as a whole constituted the smallest cash-generating unit, which included the Rustenburg Operations. The recoverable amount thereof was assessed using the Anglo American Platinum Group’s market capitalisation issued as a proxy adjusted for the carrying amounts of financial assets and investments in associates which were tested for impairment separately. The change in the accounting treatment is a result of the proposed sale of the Rustenburg Operations to Sibanye whereby the transaction allowed for a separate value to be placed on the Rustenburg Operations.

Leases

A finance lease transfers substantially all the risks and rewards of ownership of an asset to the Rustenburg Operations. Assets subject to finance leases are capitalised as property, plant and equipment at the fair value of the leased asset at inception of the lease, with the related lease obligation recognised at the same amount. Capitalised leased assets are depreciated over their estimated useful lives. Finance lease payments are allocated between finance costs and the capital repayments, using the effective interest method.

Minimum lease payments on operating leases are charged against operating profit on a straight-line basis over the lease term.

Inventories

Stores and materials consist of consumable items and are valued at cost on the first-in, first-out (FIFO) basis. Obsolete and redundant items are written off to operating costs. Consumable stores inventory is largely recorded in the Supply Chain division of RPM. The inventory balances allocated to the Rustenburg Operations represent specific stores that service the Rustenburg Operations.

Provisions

A provision is recognised when there is a legal or constructive obligation as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognised as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Financial instruments

A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument in another entity. The Rustenburg Operations’ financial instruments consist primarily of the following financial assets: investments held in environmental trusts, cash and cash equivalents, trade and other receivables, amounts owed by group companies and the following financial liabilities: trade and other payables and amounts owed to group companies.

Fair value

Where financial instruments are recognised at fair value, the instruments are measured at the amount for which an asset could be sold, or an amount paid to transfer a liability, in an orderly transaction in the principal or most advantageous market, at the measurement date under current market conditions regardless of whether this price is directly observable or estimated using a valuation technique. Fair values have been determined as follows:

•                  Where market prices are available, these have been used.

•                  Where there are no market prices available, fair values have been determined using valuation techniques incorporating observable market inputs or discounting expected cash flows at market rates.

The fair value of the trade and other receivables, cash and cash equivalents, amounts owing by group companies, trade and other payables and amounts owed to group companies approximates their carrying amount due to the short maturity period of these instruments.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial instrument and of allocating interest income or expense over the relevant period.

Effectively, this method determines the rate that exactly discounts the estimated future cash receipts or payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums and discounts) through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial instrument on initial recognition.

Financial assets

The Rustenburg Operations classifies financial assets into the following categories:

•                  Financial assets at fair value through profit or loss (FVTPL); and

•                  Loans and receivables.

The classification of the financial assets is dependent on the purpose and characteristics of the particular financial asset and is determined at the date of initial recognition. Management reassess the classification of financial assets on a semi-annual basis.

Financial assets at fair value through profit or loss

Financial assets are classified as at FVTPL when the asset is either held-for-trading or is designated as at FVTPL.

A financial asset other than a financial asset held-for-trading may be designated as at FVTPL on initial recognition if this designation provides more useful information because:

•                  it eliminates or significantly reduces a measurement or recognition inconsistency (i.e. an accounting mismatch); or

•                  the financial asset is part of a group of financial assets, financial liabilities or both, that is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management / investment management strategy, and information regarding this grouping is reported internally to key management on this basis; or

•                  it forms part of a contract containing one or more embedded derivatives, and IAS 39 Financial Instruments: Recognition and Measurement permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial assets at FVTPL are recognised at fair value. Any subsequent gains or losses arising on remeasurement are recognised in profit or loss.

In addition, the investment held in environmental trusts is designated at FVTPL as these assets are managed on this basis.

Loans and receivables

Financial assets that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

Loans and receivables are measured at amortised cost using the effective interest method. Any subsequent impairment is included in the determination of other net income/expenditure.

Trade and other receivables, amounts owed by group companies and cash and cash equivalents with short-term maturities have been classified as loans and receivables. Loans and receivables are considered current if their maturity is within a year, otherwise they are reflected in non-current assets.

Classification between debt and equity

Other than balances between the Rustenburg Operations and RPM, as noted above, debt and equity instruments are classified according to the substance of the contractual arrangements entered into.

Equity instruments

An equity instrument represents a contract that evidences a residual interest in the net assets of an entity. Equity instruments issued by the Company are recognised at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is either held-for-trading or it is designated as at FVTPL.

A financial liability is designated at FVTPL on initial recognition if this designation provides more useful information because:

•                  it eliminates or significantly reduces a measurement or recognition inconsistency (i.e. an accounting mismatch); or

•                  the financial liability forms part of a group of financial assets, financial liabilities or both, that is managed and its performance evaluated on a fair value basis in accordance with a documented risk management / investment management strategy, and information regarding this grouping is reported internally to key management on this basis; or

•                  it forms part of a contract containing one or more embedded derivatives, and IAS 39 Financial Instruments: Recognition and Measurement permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities at FVTPL are recognised at fair value. Any subsequent gains or losses are recognised in profit or loss.

Other financial liabilities

Other financial liabilities are recorded initially at the fair value of the consideration received, which is net of any transaction costs associated with the borrowing. These liabilities are subsequently measured at amortised cost, using the effective interest rate method, with interest expense recognized on an effective yield basis. Amortised cost is calculated taking into account any issue costs and any discount or premium on settlement.

Trade and other payables and amounts owed to group companies have been classified as other financial liabilities.

Loan commitments

Loan commitments provided at below market interest rates are measured at initial recognition at their fair value and, if not designated at FVTPL, are subsequently measured at the higher of:

•                  the amount of the obligation in terms of the contract; or

•                  the amount initially recognised less cumulative amortisation.

Environmental rehabilitation provisions

Estimated long-term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the Rustenburg Operations’ environmental management plans in compliance with current technology, environmental and regulatory requirements.

Decommissioning costs

When an asset is being developed or reaches commercial production an estimate is made of future decommissioning costs. The discounted amount of estimated decommissioning costs that embody future economic benefits is capitalised as a decommissioning asset and concomitant provisions are raised. These estimates are reviewed annually and discounted using a pre-tax risk-free rate that reflects current market assessments of the time value of money. The increase in decommissioning provisions, due to the passage of time, is charged to interest expense. All other changes in the carrying amount of the provision subsequent to initial recognition are included in the determination of the carrying amount of the decommissioning asset. Decommissioning assets are amortised on a straight-line basis over the lesser of 30 years or the expected benefit period.

Restoration costs

Changes in the discounted amount of estimated restoration costs are charged to profit or loss during the period in which such changes occur. Estimated restoration costs are reviewed annually and discounted using a pre-tax risk-free rate that reflects current market assessments of the time value of money. The increase in restoration provisions, owing to the passage of time, is charged to interest paid. All other changes in the carrying amount of the provision subsequent to initial recognition are included in profit or loss for the period in which they occur.

The time value of money adjustment on the environmental rehabilitation provisions has been disclosed as part of interest paid in the statement of revenue and direct expenses.

Ongoing rehabilitation costs

Expenditure on ongoing rehabilitation costs is recognised as an expense when incurred.

Employees’ service benefit obligations

Short-term employee benefits

Remuneration paid to employees in respect of services rendered during the reporting period is recognised as an expense in that reporting period. Accruals are made for accumulated leave and are measured at the amount that the Rustenburg Operations expects to pay when the leave is used.

Termination benefits

Termination benefits are charged against income when the Rustenburg Operations is demonstrably committed to terminating the employment of an employee or group of employees before their normal retirement date.

Interest received

Interest is recognised when it is probable that the economic benefits will flow to Rustenburg Operations and the amount of revenue can be measured reliably. Interest is recognised on a time proportion basis, which takes into account the effective yield on the financial asset over the period it is expected to be held.

Foreign currencies

The South African rand is the functional currency of the Rustenburg Operations and these abbreviated financial statements is accordingly presented in South African rand.

Foreign currency transactions are recorded at the rates of exchange prevailing on the transaction date. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are retranslated at rates of exchange prevailing at the reporting date. Non-monetary assets and liabilities carried at fair value denominated in foreign currencies are translated at the rates of exchange prevailing at the date the fair value was determined. Non-monetary items measured at historical cost in a foreign currency are not retranslated. Foreign exchange differences arising on monetary items are reflected in profit or loss except in limited circumstances.

2. Cost of sales

Six months ended 30 June 2016 R
On-mine costs	4,374,384,402
Treatment and refining costs	30,211,185
Royalties expense	48,244,824
Other costs	108,250
Other income	(447,635)
4,452,501,026

3. Other operating income

Settlement discounts	6,194,106
Gains on foreign exchange transactions	446,768
6,640,874

4. Restructuring and care and maintenance costs

Restructuring related costs(1)	100,406,998
Care and maintenance costs(2)	48,221,294
148,628,292

(1)                                 Restructuring related costs consists mainly of retrenchment costs.

(2)                                 Care and maintenance costs incurred relate mainly to costs to keep shafts on care and maintenance eg. security, property rates and tax.

5. Interest expense

Six months ended 30 June 2016 R
Interest expense comprises mainly the time value of money adjustment on environmental obligations (note 14)	29,868,310

6. Property, plant and equipment

As at 30 June 2016 R
Cost
Opening balance	16,297,714,309
Transfer from capital work-in-progress (note 7)	77,030,265
Additions at cost	156,193
Additions to decommissioning asset	—
Disposals/scrapping of assets	(2,792,897)
Intercompany transfers	4,284,292
Closing balance	16,376,392,162
Accumulated depreciation
Opening balance	(15,012,486,342)
Charge for the year	(95,301,561)
Disposals, scrappings and impairment of assets	2,643,195
Intercompany transfers	48,753,784
Closing balance	(15,056,390,924)
Carrying amount	1,320,001,238

A detailed analysis of the main categories of property, plant and equipment is as follows:

	Cost R	Accumulated Depreciation R	Carrying amount R
As at 30 June 2016
Owned assets
Mining development and infrastructure	5,734,809,311	5,416,992,551	317,816,760
Plant and equipment	9,071,472,948	8,144,975,819	926,497,129
Land and buildings	1,191,401,464	1,148,067,221	43,334,243
Motor vehicles	190,893,865	168,060,340	22,833,525
Furniture, fittings and equipment	32,522,887	32,245,219	277,668
	16,221,100,475	14,910,341,150	1,310,759,325
Decommissioning asset	155,291,687	146,049,774	9,241,913
	16,376,392,162	15,056,390,924	1,320,001,238

The carrying amount of property, plant and equipment can be reconciled as follows:

As at 30 June 2016	Carrying amount at beginning of year R	Additions R	Transfer from capital work in progress R	Reclassifications/ Transfers R	Disposals/ scrappings R	Depreciation R	Carrying amount at end of year R

Owned assets
Mining development and infrastructure	299,089,695	—	7,581,329	34,240,335	—	(23,094,599)	317,816,760
Plant and equipment	916,139,913	156,193	56,987,918	18,803,331	(149,702)	(65,440,524)	926,497,129
Land and buildings	47,821,647	—	151,076	7,450	—	(4,645,930)	43,334,243
Motor vehicles	12,180,948	—	12,309,942	(13,040)	—	(1,644,325)	22,833,525
Furniture, fittings and equipment	313,760	—	—	—	—	(36,092)	277,668
	1,275,545,963	156,193	77,030,265	53,038,076	(149,702)	(94,861,470)	1,310,759,325
Decommissioning asset	9,682,004	—	—	—	—	(440,091)	9,241,913
	1,285,227,967	156,193	77,030,265	53,038,076	(149,702)	(95,301,561)	1,320,001,238

Useful lives of assets

Mining development and infrastructure	5 to 20 years
Plant and equipment	2 to 20 years
Buildings	10 to 20 years
Motor vehicles	4 to 5 years
Furniture, fittings and equipment	2 to 10 years
Decommissioning asset	30 years

7. Capital work-in-progress

As at 30 June 2016 R
Opening balance	472,753,127
Additions at cost	364,803,779
Transfer to property, plant and equipment (note 6)	(77,030,265)
Other	1,039,107
761,565,748

8. Investments held in environmental trusts

Investments held in environmental trusts comprise:

Financial instruments designated as fair value through profit or loss	282,848,578

Investments held in environmental trusts are independently managed with exposure to various asset classes including cash, equity and bonds.

9. Inventories

Stores and materials at cost	91,103,355
Less: obsolescence provision	(18,246,241)
72,857,114

10. Other receivables

Sundry and payroll related receivables	91,601,882

11. Other assets

Prepayments	5,266,615

12. Cash and cash equivalents

Cash and cash equivalents comprise mainly petty cash.

13. Shareholders’ equity

The retained earnings are cleared through the equity balance on a yearly basis. As explained in the accounting policies note 1B, the Rustenburg Operations is not a separate legal entity and net funding is accounted for through equity.

14. Environmental obligations

As at 30 June 2016 R
Provision for decommissioning costs
Opening balance	442,842,694
Discounted amount for decommissioning of expansion projects (note 6)	—
Charged to interest expense (note 5)	19,880,617
Closing balance	462,723,311
Provision for restoration costs
Opening balance	217,308,416
Discounted amount for increase in restoration obligation charged to the statement of direct expenses	—
Charged to interest expense (note 5)	9,987,693
Closing balance	227,296,109
Environmental obligations	690,019,420
Real pretax risk-free discount rate	4%
Undiscounted amount of environmental obligations in real terms	1,040,558,487

15. Trade and other payables

Trade accounts	490,652,237
Accruals	292,297,827
Royalties payable	—
Other accounts payable	135,480,511
918,430,575

16. Other liabilities

Leave pay accrual	400,642,567
Accrual for future sales to International Ferro Metals (SA)	75,276,979
Other accruals	55,472,058
531,391,604

The accrual for future sales to International Ferro Metals (SA) relates to an agreement between International Ferro Metals (SA) (Pty) Ltd (referred to as IFM-SA) and RPM where IFM-SA funded the building of a chrome plant in return for a fixed supply of chrome for an initial 10 year period.

IFM-SA has entered into a sale of business agreement with Samancor Chrome Limited. As part of this process, IFM-SA has ceded its rights and obligations in terms of the UG2 agreement to TC Smelters (Pty) Ltd and accordingly, from 1 July 2016, all chrome deliveries in terms of the UG2 agreement are being made to TC Smelters (Pty) Ltd.

Employee service benefit obligation

Although there are employees that are entitled to post retirement medical aid in Rustenburg Operations, this obligation has been retained by RPM and, therefore, no liability for this has been allocated to Rustenburg Operations for purposes of the abbreviated financial statements.

17. Contingent liabilities

Rustenburg Operations are subject to various legal claims which are individually immaterial and are not expected, in aggregate, to result in material losses.

18. Commitments and guarantees

As at 30 June 2016 R
Capital commitments
—Contracted for	323,502,206

Guarantees

RPM on behalf of Rustenburg Operations has provided the Department of Mineral Resources with guarantees that cover the difference between closure cost and amounts held in the environmental trusts. At 30 June 2016, these guarantees amounted to R755 million.

19. Financial instruments

Categories of financial instruments

	Loans and receivables R	FVTPL/ Held for trading R	Available for sale R	Total R	Fair value R
As at 30 June 2016
Financial assets
Investments held in environmental trusts	—	282,848,578	—	282,848,578	282,848,578
Other receivables	91,601,882	—	—	91,601,882	91,601,882
Amounts owed by affiliates	2,639,764	—	—	2,639,764	2,639,764
Cash and cash equivalents	127,727	—	—	127,727	127,727
	94,369,373	282,848,578	—	377,217,951	377,217,951

	FVTPL R	Other financial liabilities R	Total R	Fair value R
As at 30 June 2016
Financial liabilities
Trade and other payables	—	918,430,575	918,430,575	918,430,575
Amounts owed to affiliates	—	26,571,064	26,571,064	26,571,064
	—	945,001,639	945,001,639	945,001,639

Fair value disclosures

The following is an analysis of the financial instruments that are measured subsequent to initial recognition at fair value. They are grouped into levels 1 to 3 based on the extent to which the fair value is observable.

The levels are classified as follows:

•                  Level 1—fair value is based on quoted prices in active markets for identical financial assets or liabilities

•                  Level 2—fair value is determined using directly observable inputs other than Level 1 inputs

•                  Level 3—fair value is determined on inputs not based on observable market data

		Fair value
	Carrying value R	Level 1 R	Level 2 R	Level 3 R
Description
As at 30 June 2016
Financial assets through profit and loss
Investments held in environmental trusts	282,848,578	282,848,578	—	—
	282,848,578	282,848,578	—	—

There were no transfers between the levels during the year.

Financial risk management

Rustenburg Operations do not trade in financial instruments but, in the normal course of its operations, the business is primarily exposed to currency, metal price credit, and liquidity risks. In order to manage these risks, the business may enter into transactions that make use of financial instruments. Rustenburg Operations benefit from the comprehensive risk management process developed by Anglo American Platinum to facilitate, control and monitor these risks. This process includes formal documentation of policies, including limits, controls and reporting structures.

Managing risk in the Group

The Executive Committee and the board of directors Anglo American Platinum and RPM are responsible for risk management activities in respect of Rustenburg Operations. Overall limits have been set by the boards, while the Executive Committee is responsible for setting individual limits. In order to ensure adherence to these limits, activities are marked to market on a daily basis and reported to the Anglo American plc Group Treasury. The Group Treasury is responsible for monitoring currency, interest rate and liquidity risk within the limits and constraints set by the Board.

Currency risk

The monetary assets and liabilities of the Rustenburg Operations are mainly denominated in South African Rand. The Rustenburg Operations are therefore not materially exposed to any fluctuations in foreign currencies.

Interest rate risk

RPM was in a net borrowed position for the periods reported. The size of the business’ position, be it either short cash or long cash, exposes it to interest rate risk. This risk is managed through the term structure utilised when placing deposits or taking out borrowings. Furthermore, when appropriate, these exposures may also be covered by means of derivative financial instruments subject to the approval of the Executive Committee. During the periods, no forward rate agreements were used to manage this risk. As Rustenburg Operations are a division of RPM, all funding was done at a RPM level and consequently, other than cash and cash equivalents, Rustenburg Operations did not have any exposure to interest rate risk.

The carrying amount of the Rustenburg Operations’ financial assets and liabilities that are subject to interest rate risk is as follows:

	Subject to interest rate movements
	Fixed R	Floating R	Non-interest bearing R	Total R
As at 30 June 2016
Financial assets
Investments held in environmental trusts	—	—	282,848,578	282,848,578
Other receivables	—	—	91,601,882	91,601,882
Amounts owed by affiliates	—	—	2,639,764	2,639,764
Cash and cash equivalents	—	127,727	—	127,727
	—	127,727	377,090,224	377,217,951
Financial liabilities
Trade and other payables	—	—	918,430,575	918,430,575
Amounts owed to affiliates	—	—	26,571,064	26,571,064
	—	—	945,001,639	945,001,639

Interest rate sensitivity

Due to the fact that Rustenburg Operations do not have significant financial assets and liabilities subject to interest rates, any movement in the interest rates will not have a material impact on the profit or loss for the period.

Liquidity risk

Liquidity risk is the risk that Rustenburg Operations will be unable to meet a financial commitment in any location or currency. Due to the fact that Rustenburg Operations is a division of RPM, this risk is minimised at a RPM level through the holding of cash balances and sufficient available borrowing facilities. In addition, detailed cash flow forecasts are regularly prepared and reviewed by Anglo American plc Group Treasury. The cash needs of the business are managed according to its requirements.

The following table details the business’ remaining contractual maturity for its financial liabilities. The table has been compiled based on the undiscounted cash flows of financial liabilities based on the earliest date on which repayment of the liabilities can be demanded. The cash flows include both the principal and interest payments.

	Weighted average effective interest rate (%)	Less than 12 months R	1 to 2 years R	2 to 5 years R	Greater than 5 years R	Total R
Non-derivative financial instruments
As at 30 June 2016
Trade and other payables	n/a	918,430,575	—	—	—	918,430,575
Amounts owed to affiliates	n/a	26,571,064	—	—	—	26,571,064
		945,001,639	—	—	—	945,001,639

Credit risk

Potential concentrations of credit risk consist primarily of investments held in environmental trusts, short-term cash investments and trade accounts receivable. Credit risk arises from the risk that a counterparty may default or not meet its obligations timeously. Rustenburg Operations benefit from the Anglo American plc Group’s policy to minimise credit risk by ensuring that counterparties are banking institutions of the highest quality, that appropriate credit limits are in place for each counterparty and that short-term cash investments are spread among a number of different counterparties. Banking counterparty limits are reviewed annually by the Board.

The carrying amount of the financial assets represents the business’ maximum exposure to credit risk without taking into consideration any collateral provided:

Maximum credit risk
As at 30 June 2016 R
Financial assets and other credit exposures
Investments held in environmental trusts	282,848,578
Other receivables	91,601,882
Amounts owed by affiliates	2,639,764
Cash and cash equivalents	127,727
377,217,951

In addition, Rustenburg Operations has provided guarantees to the Department of Mineral Resources. Refer to note 18 for details.

Market equity risk

Rustenburg Operations has equity price risk on certain assets and liabilities. These financial instruments are held for strategic purposes and are managed on this basis.

As at 30 June 2016 R
Financial assets
Investment held in environmental trusts	282,848,578
282,848,578

Equity price sensitivity

To the extent of its investments in environmental trust, Rustenburg Operations is sensitive to the movements in equity prices on certain listed shares on the Johannesburg Stock Exchange (JSE). If the equity prices had been 10% higher at year end, then income for the six months would have increased by R11 million at 30 June 2016. If the equity prices had been 10% lower at year end, then income for the six months would have increased by R0.6 million at 30 June 2016.

20. Related party transactions

As noted in the basis of preparation, Rustenburg Operations do not constitute a separate legal entity therefore, there are numerous transactions between Rustenburg Operations and other divisions of RPM due to it being under the control of RPM. Accordingly, transactions and balances owing to other divisions of RPM have not been disclosed as these are not considered to be related parties.

Rustenburg Operations, in the ordinary course of business, enters into various sale, purchase, service and lease transactions with the holding company of RPM, Anglo American Platinum and the ultimate parent company, Anglo American plc, its subsidiaries, joint arrangements and associates. Rustenburg Operations participate in the Anglo American plc insurance programme. These transactions are priced on an arm’s length basis. Material related-party transactions with subsidiaries and associates of Anglo American Platinum are as follows:

As at 30 June 2016 R
Amounts owed by affiliates
Unki Mines Private Limited	2,639,763
Anglo Platinum Management Services Proprietary Limited	1
Total amounts owed by affiliates	2,639,764

Amounts owed to affiliates
Anglo American Platinum Limited
Whiskey Creek Management Services Proprietary Limited	3,887
Platmed Proprietary Limited	(26,567,071)
RA Gilbert Proprietary Limited	(7,880)
Total amounts owed by affiliates	(26,571,064)

Amounts owed by and to affiliates

These amounts represent amounts owed by and to other Anglo American Platinum group companies. These are non-interest bearing and are repayable on demand.

21. Subsequent events

For purposes of determining the recoverable amount of Rustenburg Operations at 31 December 2015, reference was made to the estimated fair value of the net proceeds in terms of the sale and purchase agreement. At 31 December 2015 this was R2,798 million. At the date of issuing these abbreviated financial statements this estimate was revised to R2,033 million.

The Rustenburg Operations

Audited statements of direct expenses

	Notes	Year ended 31 December 2015 R	Year ended 31 December 2014 R	Year ended 31 December 2013 R
Cost of sales	2	(9,975,824,558)	(7,661,862,882)	(10,271,841,814)
Gross loss on metal sales		(9,975,824,558)	(7,661,862,882)	(10,271,841,814)
Other operating income	3	11,211,408	6,687,166	3,729,624
(Loss on scrapping) / gain on reversal of scrapping of property, plant and equipment		(3,718,923)	945,350	(2,660,363,908)
Impairment of property, plant and equipment	4	(6,215,561,804)	—	—
Profit on sale of other mineral rights and investments		—	—	4,837,663
Restructuring and care and maintenance costs	5	(474,244,944)	(554,882,141)	(991,937,452)
Operating loss		(16,658,138,821)	(8,209,112,507)	(13,915,575,887)
Interest expense	6	(57,087,762)	(49,415,376)	(42,379,656)
Interest received		185	15,140	192
Loss before taxation		(16,715,226,398)	(8,258,512,743)	(13,957,955,351)
Taxation		—	—	—
Loss for the year		(16,715,226,398)	(8,258,512,743)	(13,957,955,351)
Other direct expenses		—	—	—
Total direct expenses for the year		(16,715,226,398)	(8,258,512,743)	(13,957,955,351)

Statements of assets acquired and liabilities assumed

	Notes	As at 31 December 2015 (Audited) R	As at 31 December 2014 (Audited) R	As at 31 December 2013 (Audited) R
Assets
Non-current assets
Property, plant and equipment	7	1,285,227,967	6,594,543,911	7,109,679,433
Capital work-in-progress	8	472,753,127	1,839,687,320	1,743,093,765
Investments held in environmental trusts	9	272,999,255	260,569,761	229,435,748
Total non-current assets		2,030,980,349	8,694,800,992	9,082,208,946
Current assets
Inventories	10	86,042,296	181,397,704	169,423,612
Other receivables	11	108,354,916	165,302,656	299,995,621
Amounts owed by affiliates	21	2,639,764	2,618,434	13,151,595
Other assets	12	26,231,745	139,101,371	59,518,732
Cash and cash equivalents	13	223,604	117,728	218,650
Total current assets		223,492,325	488,537,893	542,308,210
Total assets		2,254,472,674	9,183,338,885	9,624,517,156
Equity and liabilities
Owner’s contribution	14	16,943,978,332	15,359,470,174	20,943,664,324
Retained loss	14	(16,715,226,398)	(8,258,512,743)	(13,957,955,351)
Shareholders’ equity		228,751,934	7,100,957,431	6,985,708,973
Non-current liabilities
Environmental obligations	15	660,151,110	596,519,578	525,242,046
Employee service benefit obligations	17	—	—	—
Deferred taxation		—	—	—
Total non-current liabilities		660,151,110	596,519,578	525,242,046
Current liabilities
Trade and other payables	16	658,333,977	524,036,971	1,151,893,349
Amounts owed to affiliates	21	10,921,934	256,803,539	196,213,033
Other liabilities	17	696,313,719	705,021,366	765,459,755
Total current liabilities		1,365,569,630	1,485,861,876	2,113,566,137
Total equity and liabilities		2,254,472,674	9,183,338,885	9,624,517,156

Notes to the audited abbreviated financial statements

The Rustenburg Operations do not constitute a separate legal entity. The mines comprising the Rustenburg Operations have, for the periods presented, been under the control of Rustenburg Platinum Mines Limited (RPM). Consequently, this historical information may not necessarily be indicative of the financial performance that would have been achieved had the Rustenburg Operations operated independently for the reporting periods.

1.                                      Accounting policies

A.                                    General information

The Rustenburg Operations is a division of RPM, a public company registered in South Africa.

The Rustenburg Operations consists of the Rustenburg mining and concentrating complex which comprises the Bathopele, Siphumelele (including Khomanani) and Thembelani (including Khuseleka) mining operations, two concentrating plants, an on-site chrome recovery plant and the Western Limb Tailings Retreatment Plant and associated surface infrastructure, and related employees, assets and liabilities.

The directors of RPM are responsible for the preparation of the abbreviated financial statements and believe that the basis of preparation fairly presents the Rustenburg Operations’ historical information in the circumstances set out below.

B.                                    Basis of preparation of abbreviated financial statements

The Rustenburg Operations does not constitute a separate legal entity. Historically, complete financial statements have never been required nor prepared as RPM did not maintain the Rustenburg Operations as a stand-alone business. As a result, the accompanying statements have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission under Rule 3-05 of Regulation S-X, and do not represent a complete set of financial statements. The accompanying statements of assets acquired and liabilities assumed and direct expenses of the Rustenburg Operations for the years ended 31 December 2015, 2014 and 2013 (the Reporting Period) have been prepared in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and have been derived from the operating activities directly attributed to the business that will be disposed of (i.e. the Rustenburg Operations) to Sibanye Rustenburg Platinum Mines Proprietary Limited from RPM’s books and records. This historical financial information has previously been reported as part of the annual financial statements of RPM for the Reporting Period.

The accompanying statements of assets acquired and liabilities assumed and direct expenses have been prepared with the objective of presenting the results and net assets of the Rustenburg Operations for the Reporting Period. The mines comprising the Rustenburg Operations have, for the periods presented, been under the control of RPM. Consequently, the abbreviated financial statements may not necessarily be indicative of the financial performance that would have been achieved, had the Rustenburg Operations operated independently for the Reporting Period. Furthermore, it may not be indicative of the financial results in future periods.

ln line with the sale and purchase of business agreement, ownership, control and management of the Rustenburg Operations was transferred to Sibanye Rustenburg Platinum Mines Proprietary Limited on 1 November 2016.

Intercompany transactions and funding

All transactions between the Rustenburg Operations and the rest of the Anglo American Platinum Limited (Anglo American Platinum) group of companies, which have historically been eliminated in the consolidated financial statements of RPM and Anglo American Platinum, have now been presented either as amounts owing to or receivable from affiliates as though they are considered an external related party to the Rustenburg Operations. These transactions are presented in note 21 Related party transactions.

Transactions and balances between the Rustenburg Operations and other divisions of RPM have been reflected as equity in the abbreviated financial statements. As the Rustenburg Operations is a division of RPM, it did not have its own cash balances and borrowings. Therefore, the balances with the RPM head office (which are included above) are representative of the net funding of the Rustenburg Operations for the Reporting Period and reflected in equity as it represents the cumulative investment of RPM in the Rustenburg Operations.

C.                                    Critical accounting judgements

In preparing the abbreviated financial statements, management have made certain estimates and assumptions that materially affect the reported amounts of assets and liabilities at the date of the abbreviated financial statements, the reported amounts of expenses during the period, and related disclosures. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. The reported results may vary materially if alternative assumptions are applied.

The following accounting policies have been identified as being particularly complex or involving subjective judgements or assessments:

Decommissioning and rehabilitation obligations

The Rustenburg Operations’ mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Management estimates, with the assistance of independent experts, the Rustenburg Operations’ expected total expenses for the rehabilitation, management and remediation of negative environmental impacts at closure and at the end of the lives of the mines and processing operations. The estimation of future costs of environmental obligations relating to decommissioning and rehabilitation is particularly complex and requires management to make estimates, assumptions and judgements relating to the future. These estimates are dependent on a number of factors including assumptions about environmental legislation, life-of-mine estimates and discount rates.

Asset lives

The Rustenburg Operations’ assets, excluding mining development and infrastructure assets, are depreciated over their expected useful lives which are reviewed annually to ensure that the useful lives continue to be appropriate. In assessing useful lives, technological innovation, product life cycles, physical condition of the assets and maintenance programmes are taken into consideration.

Mining development and infrastructure assets are depreciated on a unit-of-production basis. The calculation of the unit-of-production depreciation is based on forecasted production which is calculated using numerous assumptions. Any changes in these assumptions may have an impact on the calculation.

D.                                    Significant accounting policies

The abbreviated financial statements are prepared on the historical cost basis except for certain financial instruments and liabilities that are stated at fair value. The Rustenburg Operations abbreviated financial statements accounting policies are consistent with those applied in the previous annual financial statements of RPM.

Property, plant and equipment

Mining

Mine development and infrastructure costs are capitalised to capital work-in-progress and transferred to mining property, plant and equipment when the mining venture reaches commercial production. Capitalised mine development and infrastructure costs include expenditure incurred to develop new mining operations and to expand the capacity of the mine. Costs include interest capitalised during the construction period where qualifying expenditure is financed by borrowings and the discounted amount of future decommissioning costs. Items of mine property, plant and equipment, excluding capitalised mine development and infrastructure costs, are depreciated on a straight-line basis over their expected useful lives. Capitalised mine development and infrastructure costs are depreciated on a unit-of-production basis. Depreciation is first charged on mining assets from the date on which they are available for use.

Items of property, plant and equipment that are withdrawn from use, or have no reasonable prospect of being recovered through use or sale, are regularly identified and written off. Residual values and useful economic lives are reviewed at least annually and adjusted if and where appropriate.

Non mining

Non-mining assets are measured at historical cost less accumulated depreciation. Depreciation is charged on the straight-line basis over the useful lives of these assets. Residual values and useful economic lives are reviewed at least annually and adjusted if and where appropriate.

Impairment

An impairment review of property, plant and equipment is carried out when there is an indication that these may be impaired by comparing the carrying amount thereof to its recoverable amount. Where the recoverable amount is less than the carrying amount, the impairment charge is included in profit or loss in order to reduce the carrying amount of property, plant and equipment to its recoverable amount. The adjusted carrying amount is depreciated on a straight-line basis over the remaining useful life of property, plant and equipment. Effective from 31 December 2015, the impairment assessment is performed at a Rustenburg Operations level and was reported in the RPM financial statements as such. Impairments recognised in the abbreviated financial statements reflects impairments recognised in the annual financial statements of RPM. Prior to 31 December 2015, the RPM operations as a whole constituted the smallest cash-generating unit, which included the Rustenburg Operations. The recoverable amount thereof was assessed using the Anglo American Platinum Group’s market capitalisation issued as a proxy adjusted for the carrying amounts of financial assets and investments in associates which were tested for impairment separately. The change in the accounting treatment is a result of the proposed sale of the Rustenburg Operations to Sibanye whereby the transaction allowed for a separate value to be placed on the Rustenburg Operations.

Leases

A finance lease transfers substantially all the risks and rewards of ownership of an asset to the Rustenburg Operations. Assets subject to finance leases are capitalised as property, plant and equipment at the fair value of the leased asset at inception of the lease, with the related lease obligation recognised at the same amount. Capitalised leased assets are depreciated over their estimated useful lives. Finance lease payments are allocated between finance costs and the capital repayments, using the effective interest method.

Minimum lease payments on operating leases are charged against operating profit on a straight-line basis over the lease term.

Inventories

Stores and materials consist of consumable items and are valued at cost on the first-in, first-out (FIFO) basis. Obsolete and redundant items are written off to operating costs. Consumable stores inventory is largely recorded in the Supply Chain division of RPM. The inventory balances allocated to the Rustenburg Operations represent specific stores that service the Rustenburg Operations.

Provisions

A provision is recognised when there is a legal or constructive obligation as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognised as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Financial instruments

A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument in another entity. The Rustenburg Operations’ financial instruments consist primarily of the following financial assets: investments held in environmental trusts, cash and cash equivalents, trade and other receivables, amounts owed by group companies and the following financial liabilities: trade and other payables and amounts owed to group companies.

Fair value

Where financial instruments are recognised at fair value, the instruments are measured at the amount for which an asset could be sold, or an amount paid to transfer a liability, in an orderly transaction in the principal or most advantageous market, at the measurement date under current market conditions regardless of whether this price is directly observable or estimated using a valuation technique. Fair values have been determined as follows:

•       Where market prices are available, these have been used.

•       Where there are no market prices available, fair values have been determined using valuation techniques incorporating observable market inputs or discounting expected cash flows at market rates.

The fair value of the trade and other receivables, cash and cash equivalents, amounts owing by group companies, trade and other payables and amounts owed to group companies approximates their carrying amount due to the short maturity period of these instruments.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial instrument and of allocating interest income or expense over the relevant period.

Effectively, this method determines the rate that exactly discounts the estimated future cash receipts or payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums and discounts) through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial instrument on initial recognition.

Financial assets

The Rustenburg Operations classifies financial assets into the following categories:

•       Financial assets at fair value through profit or loss (FVTPL); and

•       Loans and receivables.

The classification of the financial assets is dependent on the purpose and characteristics of the particular financial asset and is determined at the date of initial recognition. Management reassess the classification of financial assets on a semi-annual basis.

Financial assets at fair value through profit or loss

Financial assets are classified as at FVTPL when the asset is either held-for-trading or is designated as at FVTPL.

A financial asset other than a financial asset held-for-trading may be designated as at FVTPL on initial recognition if this designation provides more useful information because:

•       it eliminates or significantly reduces a measurement or recognition inconsistency (i.e. an accounting mismatch); or

•       the financial asset is part of a group of financial assets, financial liabilities or both, that is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management / investment management strategy, and information regarding this grouping is reported internally to key management on this basis; or

•       it forms part of a contract containing one or more embedded derivatives, and IAS 39 Financial Instruments: Recognition and Measurement permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial assets at FVTPL are recognised at fair value. Any subsequent gains or losses arising on remeasurement are recognised in profit or loss.

In addition, the investment held in environmental trusts is designated at FVTPL as these assets are managed on this basis.

Loans and receivables

Financial assets that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

Loans and receivables are measured at amortised cost using the effective interest method. Any subsequent impairment is included in the determination of other net income/expenditure.

Trade and other receivables, amounts owed by group companies and cash and cash equivalents with short-term maturities have been classified as loans and receivables. Loans and receivables are considered current if their maturity is within a year, otherwise they are reflected in non-current assets.

Classification between debt and equity

Other than balances between the Rustenburg Operations and RPM, as noted above, debt and equity instruments are classified according to the substance of the contractual arrangements entered into.

Equity instruments

An equity instrument represents a contract that evidences a residual interest in the net assets of an entity. Equity instruments issued by the Company are recognised at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is either held-for-trading or it is designated as at FVTPL.

A financial liability is designated at FVTPL on initial recognition if this designation provides more useful information because:

•       it eliminates or significantly reduces a measurement or recognition inconsistency (i.e. an accounting mismatch); or

•       the financial liability forms part of a group of financial assets, financial liabilities or both, that is managed and its performance evaluated on a fair value basis in accordance with a documented risk management / investment management strategy, and information regarding this grouping is reported internally to key management on this basis; or

•       it forms part of a contract containing one or more embedded derivatives, and IAS 39 Financial Instruments: Recognition and Measurement permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities at FVTPL are recognised at fair value. Any subsequent gains or losses are recognised in profit or loss.

Other financial liabilities

Other financial liabilities are recorded initially at the fair value of the consideration received, which is net of any transaction costs associated with the borrowing. These liabilities are subsequently measured at amortised cost, using the effective interest rate method, with interest expense recognized on an effective yield basis. Amortised cost is calculated taking into account any issue costs and any discount or premium on settlement.

Trade and other payables and amounts owed to group companies have been classified as other financial liabilities.

Loan commitments

Loan commitments provided at below market interest rates are measured at initial recognition at their fair value and, if not designated at FVTPL, are subsequently measured at the higher of:

•       the amount of the obligation in terms of the contract; or

•       the amount initially recognised less cumulative amortisation.

Environmental rehabilitation provisions

Estimated long-term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the Rustenburg Operations’ environmental management plans in compliance with current technology, environmental and regulatory requirements.

Decommissioning costs

When an asset is being developed or reaches commercial production an estimate is made of future decommissioning costs. The discounted amount of estimated decommissioning costs that embody future economic benefits is capitalised as a decommissioning asset and concomitant provisions are raised. These estimates are reviewed annually and discounted using a pre-tax risk-free rate that reflects current market assessments of the time value of money. The increase in decommissioning provisions, due to the passage of time, is charged to interest expense. All other changes in the carrying amount of the provision subsequent to initial recognition are included in the determination of the carrying amount of the decommissioning asset. Decommissioning assets are amortised on a straight-line basis over the lesser of 30 years or the expected benefit period.

Restoration costs

Changes in the discounted amount of estimated restoration costs are charged to profit or loss during the period in which such changes occur. Estimated restoration costs are reviewed annually and discounted using a pre-tax risk-free rate that reflects current market assessments of the time value of money. The increase in restoration provisions, owing to the passage of time, is charged to interest paid. All other changes in the carrying amount of the provision subsequent to initial recognition are included in profit or loss for the period in which they occur.

The time value of money adjustment on the environmental rehabilitation provisions has been disclosed as part of interest paid in the statement of revenue and direct expenses.

Ongoing rehabilitation costs

Expenditure on ongoing rehabilitation costs is recognised as an expense when incurred.

Employees’ service benefit obligations

Short-term employee benefits

Remuneration paid to employees in respect of services rendered during the reporting period is recognised as an expense in that reporting period. Accruals are made for accumulated leave and are measured at the amount that the Rustenburg Operations expects to pay when the leave is used.

Termination benefits

Termination benefits are charged against income when the Rustenburg Operations is demonstrably committed to terminating the employment of an employee or group of employees before their normal retirement date.

Interest received

Interest is recognised when it is probable that the economic benefits will flow to Rustenburg Operations and the amount of revenue can be measured reliably. Interest is recognised on a time proportion basis, which takes into account the effective yield on the financial asset over the period it is expected to be held.

Foreign currencies

The South African rand is the functional currency of the Rustenburg Operations and these abbreviated financial statements is accordingly presented in South African rand.

Foreign currency transactions are recorded at the rates of exchange prevailing on the transaction date. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are retranslated at rates of exchange prevailing at the reporting date. Non-monetary assets and liabilities carried at fair value denominated in foreign currencies are translated at the rates of exchange prevailing at the date the fair value was determined. Non-monetary items measured at historical cost in a foreign currency are not retranslated. Foreign exchange differences arising on monetary items are reflected in profit or loss except in limited circumstances.

2.                                      Cost of sales

	Year ended 31 December 2015 R	Year ended 31 December 2014 R	Year ended 31 December 2013 R
On-mine costs	9,865,074,860	7,601,349,104	9,815,636,610
Treatment and refining costs	64,467,816	54,410,183	61,374,354
Royalties expense	43,650,757	—	349,327,473
Other costs	3,525,829	7,750,333	46,216,211
Other income	(894,704)	(1,646,738)	(712,834)
	9,975,824,558	7,661,862,882	10,271,841,814

3. Other operating income

Settlement discounts	10,977,279	6,798,037	4,928,236
Gains/(losses) on foreign exchange transactions	234,129	(110,869)	(900,861)
Other expenses	—	(2)	(297,751)
	11,211,408	6,687,166	3,729,624

4.                                      Impairment of property, plant and equipment

Following the announcement of the signing of the sale and purchase agreement by RPM and Sibanye, on 9 September 2015, RPM assessed the assets attributable to the Rustenburg Operations for impairment. As such, the recoverable value of the Rustenburg Operations was calculated at fair value of the estimated proceeds less transaction costs, which amounted to R2,798 million. The recoverable amount excludes any economic value generated from the future purchase of concentrate and toll treatment arrangements which will be recognized for accounting purposes at the time when the benefit is received. The fair value of the deferred consideration payable by Sibanye, and negative free cash flow funding payable by RPM were determined based on the projected cash flows for the Rustenburg Operations. The relevant amounts were discounted at the cost of borrowing of Sibanye and RPM respectively.

The net carrying amount of the Rustenburg Operations at 1 September 2015 was R7,274 million. The excess of the carrying value above the recoverable amount gave rise to an impairment of R6,216 million. The entire impairment is attributable to property, plant and equipment. A resulting impairment loss has been recognized in the statement of direct expenses and is separately presented.

5. Restructuring and care and maintenance costs

	Year ended 31 December 2015 R	Year ended 31 December 2014 R	Year ended 31 December 2013 R
Restructuring related costs(1)	352,557,771	368,242,672	831,932,084
Care and maintenance costs(2)	121,687,173	186,639,469	160,005,368
	474,244,944	554,882,141	991,937,452

(1)         Restructuring related costs consists mainly of retrenchment costs.

(2)         Care and maintenance costs incurred relate mainly to costs to keep shafts on care and maintenance eg. security, property rates and tax.

6. Interest expense

Interest expense comprises mainly the time value of money adjustment on environmental obligations (note 15)	57,087,762	49,415,376	42,379,656

7. Property, plant and equipment

	As at 31 December 2015 R	As at 31 December 2014 R	As at 31 December 2013 R
Cost
Opening balance	14,679,341,897	14,116,466,535	16,484,059,170
Transfer from capital work-in-progress (note 8)	1,762,211,666	457,276,165	814,995,266
Additions at cost	110,603,297	110,233,344	188,787,704
Additions to decommissioning asset	1,027,929	28,944,205	791,715
Disposals/scrapping of assets	(23,409,424)	(39,168,843)	(3,388,736,308)
Intercompany transfers	(232,061,057)	5,590,491	16,568,988
Closing balance	16,297,714,308	14,679,341,897	14,116,466,535
Accumulated depreciation and impairment
Opening balance	(8,084,797,986)	(7,006,787,102)	(7,268,025,278)
Charge for the year	(917,053,730)	(1,102,613,307)	(1,082,629,778)
Disposals, scrappings and impairment of assets	(6,200,950,433)	25,026,045	1,353,630,319
Intercompany transfers	190,315,808	(423,622)	(9,762,365)
Closing balance	(15,012,486,341)	(8,084,797,986)	(7,006,787,102)
Carrying amount	1,285,227,967	6,594,543,911	7,109,679,433

A detailed analysis of the main categories of property, plant and equipment is as follows:

	Cost R	Accumulated Depreciation R	Carrying amount R
As at 31 December 2015
Owned assets
Mining development and infrastructure	5,692,987,647	5,393,897,952	299,089,695
Plant and equipment	9,031,228,116	8,115,088,203	916,139,913
Land and buildings	1,193,859,311	1,146,037,664	47,821,647
Motor vehicles	190,233,414	178,052,466	12,180,948
Furniture, fittings and equipment	34,114,134	33,800,374	313,760
	16,142,422,622	14,866,876,659	1,275,545,963
Decommissioning asset	155,291,687	145,609,683	9,682,004
	16,297,714,309	15,012,486,342	1,285,227,967

	Cost R	Accumulated Depreciation R	Carrying amount R
As at 31 December 2014
Owned assets
Mining development and infrastructure	5,137,214,545	2,384,287,210	2,752,927,335
Plant and equipment	7,731,304,143	4,815,539,600	2,915,764,543
Land and buildings	1,463,538,099	685,841,232	777,696,867
Motor vehicles	155,685,656	112,696,414	42,989,242
Furniture, fittings and equipment	30,656,218	27,017,850	3,638,368
	14,518,398,661	8,025,382,306	6,493,016,355
Decommissioning asset	160,943,237	59,415,681	101,527,556
	14,679,341,898	8,084,797,987	6,594,543,911

	Cost R	Accumulated Depreciation R	Carrying amount R
As at 31 December 2013
Owned assets
Mining development and infrastructure	5,051,103,886	2,008,612,395	3,042,491,491
Plant and equipment	7,360,225,220	4,228,279,459	3,131,945,761
Land and buildings	1,407,227,551	600,293,744	806,933,807
Motor vehicles	136,981,773	98,214,299	38,767,474
Furniture, fittings and equipment	28,221,514	26,064,796	2,156,718
	13,983,759,944	6,961,464,693	7,022,295,251
Decommissioning asset	132,706,591	45,322,409	87,384,182
	14,116,466,535	7,006,787,102	7,109,679,433

The carrying amount of property, plant and equipment can be reconciled as follows:

As at 31 December 2015	Carrying amount at beginning of year R	Additions R	Transfer from capital work in progress R	Reclassifications/ Transfers R	Disposals/ scrappings R	Depreciation R	Carrying amount at end of year R
Owned assets
Mining development and infrastructure	2,752,927,335	110,603,297	445,169,806	—	(2,649,604,101)	(360,006,642)	299,089,695
Plant and equipment	2,915,764,543	—	1,239,282,469	61,971,722	(2,838,252,062)	(462,626,759)	916,139,913
Land and buildings	777,696,867	—	32,005,075	(103,716,971)	(592,835,841)	(65,327,483)	47,821,647
Motor vehicles	42,989,242	—	42,296,400	—	(48,595,771)	(24,508,923)	12,180,948
Furniture, fittings and equipment	3,638,368	—	3,457,916	—	(5,840,419)	(942,105)	313,760
	6,493,016,355	110,603,297	1,762,211,666	(41,745,249)	(6,135,128,194)	(913,411,912)	1,275,545,963
Decommissioning asset	101,527,556	1,027,929	—		(89,231,663)	(3,641,818)	9,682,004
	6,594,543,911	111,631,226	1,762,211,666	(41,745,249)	(6,224,359,857)	(917,053,730)	1,285,227,967

As at 31 December 2014	Carrying amount at beginning of year R	Additions R	Transfer from capital work in progress R	Reclassifications/ Transfers R	Disposals/ scrappings R	Depreciation R	Carrying amount at end of year R
Owned assets
Mining development and infrastructure	3,042,491,491	71,536,349	18,083,414	843,687	—	(380,027,606)	2,752,927,335
Plant and equipment	3,131,945,761	275,622	394,951,753	74,188	(5,006)	(611,477,775)	2,915,764,543
Land and buildings	806,933,807	38,171,373	23,041,554	4,248,150	(13,476,561)	(81,221,456)	777,696,867
Motor vehicles	38,767,474	250,000	18,630,768	—	—	(14,659,000)	42,989,242
Furniture, fittings and equipment	2,156,718	—	2,568,676	844	—	(1,087,870)	3,638,368
	7,022,295,251	110,233,344	457,276,165	5,166,869	(13,481,567)	(1,088,473,707)	6,493,016,355
Decommissioning asset	87,384,182	28,944,205	—	—	(661,231)	(14,139,600)	101,527,556
	7,109,679,433	139,177,549	457,276,165	5,166,869	(14,142,798)	(1,102,613,307)	6,594,543,911

As at 31 December 2013	Carrying amount at beginning of year R	Additions R	Transfer from capital work in progress R	Reclassifications/ Transfers R	Disposals/ scrappings R	Depreciation R	Carrying amount at end of year R
Owned assets
Mining development and infrastructure	4,623,316,190	144,843,086	154,319,471	—	(1,508,690,420)	(371,296,836)	3,042,491,491
Plant and equipment	3,609,399,409	4,912,549	604,307,251	5,322,074	(478,794,796)	(613,200,726)	3,131,945,761
Land and buildings	831,244,871	39,032,069	52,637,956	346,490	(39,012,984)	(77,314,595)	806,933,807
Motor vehicles	46,486,207	—	2,524,411	1,002,249	(1,267,791)	(9,977,602)	38,767,474
Furniture, fittings and equipment	1,731,356	—	1,206,177	119,236	—	(900,051)	2,156,718
	9,112,178,033	188,787,704	814,995,266	6,790,049	(2,027,765,991)	(1,072,689,810)	7,022,295,251
Decommissioning asset	103,855,859	791,715	—	16,574	(7,339,998)	(9,939,968)	87,384,182
	9,216,033,892	189,579,419	814,995,266	6,806,623	(2,035,105,989)	(1,082,629,778)	7,109,679,433

Useful lives of assets

Mining development and infrastructure	5 to 20 years
Plant and equipment	2 to 20 years
Buildings	10 to 20 years
Motor vehicles	4 to 5 years
Furniture, fittings and equipment	2 to 10 years
Decommissioning asset	30 years

8. Capital work-in-progress

	As at 31 December 2015 R	As at 31 December 2014 R	As at 31 December 2013 R
Opening balance	1,839,687,320	1,743,093,765	4,704,988,288
Additions at cost	401,091,094	553,592,359	851,589,705
Transfer to property, plant and equipment (note 7)	(1,762,211,666)	(457,276,165)	(814,995,266)
Scrapping and impairment of assets	(5,319,379)	277,361	(2,998,488,962)
Other	(494,242)	—	—
	472,753,127	1,839,687,320	1,743,093,765

9. Investments held in environmental trusts

Investments held in environmental trusts comprise:

Financial instruments designated as fair value through profit or loss	272,999,255	260,569,761	229,435,748

Investments held in environmental trusts are independently managed with exposure to various asset classes including cash, equity and bonds.

10. Inventories

Stores and materials at cost	97,947,520	186,430,588	172,480,815
Less: obsolescence provision	(11,905,224)	(5,032,884)	(3,057,203)
	86,042,296	181,397,704	169,423,612

11. Other receivables

Sundry and payroll related receivables	108,354,916	165,302,656	299,995,621

12. Other assets

Prepayments	26,231,745	139,101,371	59,518,732

13. Cash and cash equivalents

Cash and cash equivalents comprise mainly petty cash.

14. Shareholders’ equity

The retained earnings are cleared through the equity balance on a yearly basis. As explained in the accounting policies note 1B, the Rustenburg Operations is not a separate legal entity and net funding is accounted for through equity.

15. Environmental obligations

	As at 31 December 2015 R	As at 31 December 2014 R	As at 31 December 2013 R
Provision for decommissioning costs
Opening balance	403,389,843	341,573,652	312,931,385
Discounted amount for decommissioning of expansion projects (note 7)	1,027,929	28,944,205	791,715
Charged to interest expense (note 6)	38,424,922	32,871,986	27,850,552
Closing balance	442,842,694	403,389,843	341,573,652
Provision for restoration costs
Opening balance	193,129,735	183,668,394	157,104,135
Discounted amount for increase/(decrease) in restoration obligation charged to the statement of direct expenses	5,515,841	(7,082,049)	12,035,190
Charged to interest expense (note 6)	18,662,840	16,543,390	14,529,069
Closing balance	217,308,416	193,129,735	183,668,394
Environmental obligations	660,151,110	596,519,578	525,242,046
Real pretax risk-free discount rate	4%	5%	4%
Undiscounted amount of environmental obligations in real terms	1,040,558,487	978,319,051	896,742,360

16. Trade and other payables

Trade accounts	381,833,033	307,194,459	333,934,485
Accruals	188,726,276	127,955,280	434,116,446
Royalties payable	—	—	349,327,473
Other accounts payable	87,774,668	88,887,232	34,514,945
	658,333,977	524,036,971	1,151,893,349

17. Other liabilities

Leave pay accrual	469,342,124	448,739,218	430,367,545
Accrual for future sales to International Ferro Metals (SA)	95,091,254	117,600,825	130,345,813
Other accruals	131,880,341	138,681,323	204,746,397
	696,313,719	705,021,366	765,459,755

The accrual for future sales to International Ferro Metals (SA) relates to an agreement between International Ferro Metals (SA) (Pty) Ltd (referred to as IFM-SA) and RPM where IFM-SA funded the building of a chrome plant in return for a fixed supply of chrome for an initial 10 year period.

IFM-SA has entered into a sale of business agreement with Samancor Chrome Limited. As part of this process, IFM-SA has ceded its rights and obligations in terms of the UG2 agreement to TC Smelters (Pty) Ltd and accordingly, from 1 July 2016, all chrome deliveries in terms of the UG2 agreement are being made to TC Smelters (Pty) Ltd.

Employee service benefit obligations

Although there are employees that are entitled to post retirement medical aid in Rustenburg Operations, this obligation will be retained by RPM and, therefore, no liability for this has been allocated to Rustenburg Operations for purposes of the abbreviated financial statements.

18. Contingent liabilities

Rustenburg Operations are subject to various legal claims which are individually immaterial and are not expected, in aggregate, to result in material losses.

19. Commitments and guarantees

	As at 31 December 2015 R	As at 31 December 2014 R	As at 31 December 2013 R

Capital commitments—Contracted for	174,632,681	193,178,879	412,164,000

Guarantees

RPM on behalf of Rustenburg Operations has provided the Department of Mineral Resources with guarantees that cover the difference between closure cost and amounts held in the environmental trusts. At 31 December 2015 these guarantees amounted to R736 million (31 December 2014 and 31 December 2013: R675 million).

20. Financial instruments

Categories of financial instruments

	Loans and receivables R	FVTPL/ Held for trading R	Available for sale R	Total R	Fair value R
As at 31 December 2015
Financial assets
Investments held in environmental trusts	—	272,999,255	—	272,999,255	272,999,255
Other receivables	108,354,916	—	—	108,354,916	108,354,916
Amounts owed by affiliates	2,639,764	—	—	2,639,764	2,639,764
Cash and cash equivalents	223,604	—	—	223,604	223,604
	111,218,284	272,999,255	—	384,217,539	384,217,539
As at 31 December 2014
Financial assets
Investments held in environmental trusts	—	260,569,761	—	260,569,761	260,569,761
Other receivables	165,302,656	—	—	165,302,656	165,302,656
Amounts owed by affiliates	2,618,434	—	—	2,618,434	2,618,434
Cash and cash equivalents	117,728	—	—	117,728	117,728
	168,038,818	260,569,761	—	428,608,579	428,608,579
As at 31 December 2013
Financial assets
Investments held in environmental trusts	—	229,435,748	—	229,435,748	229,435,748
Other receivables	299,995,621	—	—	299,995,621	299,995,621
Amounts owed by affiliates	13,151,595	—	—	13,151,595	13,151,595
Cash and cash equivalents	218,650	—	—	218,650	218,650
	313,365,866	229,435,748	—	542,801,614	542,801,614

	FVTPL R	Other financial liabilities R	Total R	Fair value R
As at 31 December 2015
Financial liabilities
Trade and other payables	—	658,333,977	658,333,977	658,333,977
Amounts owed to affiliates	—	10,921,934	10,921,934	10,921,934
	—	669,255,911	669,255,911	669,255,911
As at 31 December 2014
Financial liabilities
Trade and other payables	—	524,036,971	524,036,971	524,036,971
Amounts owed to affiliates	—	256,803,539	256,803,539	256,803,539
	—	780,840,510	780,840,510	780,840,510
As at 31 December 2013
Financial liabilities
Trade and other payables	—	1,151,893,349	1,151,893,349	1,151,893,349
Amounts owed to affiliates	—	196,213,033	196,213,033	196,213,033
	—	1,348,106,382	1,348,106,382	1,348,106,382

Fair value disclosures

The following is an analysis of the financial instruments that are measured subsequent to initial recognition at fair value. They are grouped into levels 1 to 3 based on the extent to which the fair value is observable.

The levels are classified as follows:

•                  Level 1—fair value is based on quoted prices in active markets for identical financial assets or liabilities

•                  Level 2—fair value is determined using directly observable inputs other than Level 1 inputs

•                  Level 3—fair value is determined on inputs not based on observable market data

		Fair value
	Carrying value R	Level 1 R	Level 2 R	Level 3 R
Description
As at 31 December 2015
Financial assets through profit and loss
Investments held in environmental trusts	272,999,255	272,999,255	—	—
	272,999,255	272,999,255	—	—
As at 31 December 2014
Financial assets through profit and loss
Investments held in environmental trusts	260,569,761	260,569,761	—	—
	260,569,761	260,569,761	—	—
As at 31 December 2013
Financial assets through profit and loss
Investments held in environmental trusts	229,435,748	229,435,748	—	—
	229,435,748	229,435,748	—	—

There were no transfers between the levels during the year.

Financial risk management

Rustenburg Operations do not trade in financial instruments but, in the normal course of its operations, the business is primarily exposed to currency, metal price credit, and liquidity risks. In order to manage these risks, the business may enter into transactions that make use of financial instruments. Rustenburg Operations benefit from the comprehensive risk management process developed by Anglo American Platinum to facilitate, control and monitor these risks. This process includes formal documentation of policies, including limits, controls and reporting structures.

Managing risk in the Group

The Executive Committee and the board of directors Anglo American Platinum and RPM are responsible for risk management activities in respect of Rustenburg Operations. Overall limits have been set by the boards, while the Executive Committee is responsible for setting individual limits. In order to ensure adherence to these limits, activities are marked to market on a daily basis and reported to the Anglo American plc Group Treasury. The Group Treasury is responsible for monitoring currency, interest rate and liquidity risk within the limits and constraints set by the Board.

Currency risk

The monetary assets and liabilities of the Rustenburg Operations are mainly denominated in South African Rand. The Rustenburg Operations are therefore not materially exposed to any fluctuations in foreign currencies.

Interest rate risk

RPM was in a net borrowed position for the periods reported. The size of the business’ position, be it either short cash or long cash, exposes it to interest rate risk. This risk is managed through the term structure utilised when placing deposits or taking out borrowings. Furthermore, when appropriate, these exposures may also be covered by means of derivative financial instruments subject to the approval of the Executive Committee. During the periods, no forward rate agreements were used to manage this risk. As Rustenburg Operations are a division of RPM, all funding was done at a RPM level and consequently, other than cash and cash equivalents, Rustenburg Operations did not have any exposure to interest rate risk.

The carrying amount of the Rustenburg Operations’ financial assets and liabilities that are subject to interest rate risk is as follows:

	Subject to interest rate movements
	Fixed R	Floating R	Non-interest bearing R	Total R
As at 31 December 2015
Financial assets
Investments held in environmental trusts	—	—	272,999,255	272,999,255
Other receivables	—	—	108,354,916	108,354,916
Amounts owed by affiliates	—	—	2,639,764	2,639,764
Cash and cash equivalents	—	223,604	—	223,604
	—	223,604	383,993,935	384,217,539
Financial liabilities
Trade and other payables	—	—	658,333,977	658,333,977
Amounts owed to affiliates	—	—	10,921,934	10,921,934
	—	—	669,255,911	669,255,911
As at 31 December 2014
Financial assets
Investments held in environmental trusts	—	—	260,569,761	260,569,761
Other receivables	—	—	165,302,656	165,302,656
Amounts owed by affiliates	—	—	2,618,434	2,618,434
Cash and cash equivalents	—	117,728	—	117,728
	—	117,728	428,490,851	428,608,579
Financial liabilities
Trade and other payables	—	—	524,036,971	524,036,971
Amounts owed to affiliates	—	—	256,803,539	256,803,539
	—	—	780,840,510	780,840,510
As at 31 December 2013
Financial assets
Investments held in environmental trusts	—	—	229,435,748	229,435,748
Other receivables	—	—	299,995,621	299,995,621
Amounts owed by affiliates	—	—	13,151,595	13,151,595
Cash and cash equivalents	—	218,650	—	218,650
	—	218,650	542,582,964	542,801,614
Financial liabilities
Trade and other payables	—	—	1,151,893,349	1,151,893,349
Amounts owed to affiliates	—	—	196,213,033	196,213,033
	—	—	1,348,106,382	1,348,106,382

Interest rate sensitivity

Due to the fact that Rustenburg Operations do not have significant financial assets and liabilities subject to interest rates, any movement in the interest rates will not have a material impact on the profit or loss for the period.

Liquidity risk

Liquidity risk is the risk that Rustenburg Operations will be unable to meet a financial commitment in any location or currency. Due to the fact that Rustenburg Operations is a division of RPM, this risk is minimised at a RPM level through the holding of cash balances and sufficient available borrowing facilities. In addition, detailed cash flow forecasts are regularly prepared and reviewed by Anglo American plc Group Treasury. The cash needs of the business are managed according to its requirements.

The following table details the business’ remaining contractual maturity for its financial liabilities. The table has been compiled based on the undiscounted cash flows of financial liabilities based on the earliest date on which repayment of the liabilities can be demanded. The cash flows include both the principal and interest payments.

	Weighted average effective interest rate (%)	Less than 12 months R	1 to 2 years R	2 to 5 years R	Greater than 5 years R	Total R
Non-derivative financial instruments
As at 31 December 2015
Trade and other payables	n/a	658,333,977	—	—	—	658,333,977
Amounts owed to affiliates	n/a	10,921,934	—	—	—	10,921,934
		669,255,911	—	—	—	669,255,911
As at 31 December 2014
Trade and other payables	n/a	524,036,971	—	—	—	524,036,971
Amounts owed to affiliates	n/a	256,803,539	—	—	—	256,803,539
		780,840,510	—	—	—	780,840,510
As at 31 December 2013
Trade and other payables	n/a	1,151,893,349	—	—	—	1,151,893,349
Amounts owed to affiliates	n/a	196,213,033	—	—	—	196,213,033
		1,348,106,382	—	—	—	1,348,106,382

Credit risk

Potential concentrations of credit risk consist primarily of investments held in environmental trusts, short-term cash investments and trade accounts receivable. Credit risk arises from the risk that a counterparty may default or not meet its obligations timeously. Rustenburg Operations benefit from the Anglo American plc Group’s policy to minimise credit risk by ensuring that counterparties are banking institutions of the highest quality, that appropriate credit limits are in place for each counterparty and that short-term cash investments are spread among a number of different counterparties. Banking counterparty limits are reviewed annually by the Board.

The carrying amount of the financial assets represents the business’ maximum exposure to credit risk without taking into consideration any collateral provided:

	Maximum credit risk
	As at 31 December 2015 R	As at 31 December 2014 R	As at 31 December 2013 R
Financial assets and other credit exposures
Investments held in environmental trusts	272,999,255	260,569,761	229,435,748
Other receivables	108,354,916	165,302,656	299,995,621
Amounts owed by affiliates	2,639,764	2,618,434	13,151,595
Cash and cash equivalents	223,604	117,728	218,650
	384,217,539	428,608,579	542,801,614

In addition, Rustenburg Operations has provided guarantees to certain third parties. Refer to note 19 for details.

Market equity risk

Rustenburg Operations has equity price risk on certain assets and liabilities. These financial instruments are held for strategic purposes and are managed on this basis.

	As at 31 December 2015 R	As at 31 December 2014 R	As at 31 December 2013 R
Financial assets
Investment held in environmental trusts	272,999,255	260,569,761	229,435,748
	272,999,255	260,569,761	229,435,748

Equity price sensitivity

To the extent of its investments in environmental trust, Rustenburg Operations is sensitive to the movements in equity prices on certain listed shares on the Johannesburg Stock Exchange (JSE). If the equity prices had been 10% higher at year end, then income would have increased by R11 million at 31 December 2015 (R9 million at 31 December 2014 and R10 million at 31 December 2013). If the equity prices had been 10% lower at year end, then income would have increased by R0.6 million at 31 December 2015 (R0.3 million at 31 December 2014 and decreased by R1 million at 31 December 2013).

21. Related party transactions

As noted in the basis of preparation, Rustenburg Operations do not constitute a separate legal entity therefore, there are numerous transactions between Rustenburg Operations and other divisions of RPM due to it being under the control of RPM. Accordingly, transactions and balances owing to other divisions of RPM have not been disclosed as these are not considered to be related parties.

Rustenburg Operations, in the ordinary course of business, enters into various sale, purchase, service and lease transactions with the holding company of RPM, Anglo American Platinum, and the ultimate parent company, Anglo American plc, its subsidiaries, joint arrangements and associates. Rustenburg Operations participate in the Anglo American plc insurance programme. These transactions are priced on an arm’s length basis. Material related-party transactions with subsidiaries and associates of Anglo American Platinum are as follows:

	As at 31 December 2015 R	As at 31 December 2014 R	As at 31 December 2013 R
Amounts owed by affiliates
Unki Mines Private Limited	2,639,763	2,605,046	2,605,046
Masa Chrome Company Proprietary Limited	—	13,386	—
Anglo Platinum Management Services Proprietary Limited	1	2	10,546,549
Total amounts owed by affiliates	2,639,764	2,618,434	13,151,595

Amounts owed to affiliates
Anglo American Platinum Limited	—	(1,076,597)	(1,076,597)
Whiskey Creek Management Services Proprietary Limited	—	(41,552)	(96,576)
Platmed Proprietary Limited	(10,921,934)	(255,502,755)	(194,873,114)
RA Gilbert Proprietary Limited	—	(182,635)	(166,746)
Total amounts owed to affiliates	(10,921,934)	(256,803,539)	(196,213,033)

Amounts owed by and to affiliates

These amounts represent amounts owed by and to other Anglo American Platinum group companies. These are non-interest bearing and are repayable on demand.

22. Subsequent events

For purposes of determining the recoverable amount of Rustenburg Operations at 31 December 2015, reference was made to the estimated fair value of the net proceeds in terms of the sale and purchase agreement. At 31 December 2015 this was R2,798 million. At the date of issuing these abbreviated financial statements this estimate was revised to R2,033 million.

Independent auditor’s report

To the previous and current shareholders of Rustenburg Operations, being Anglo American Platinum Limited and Sibanye Gold Limited

We have audited the accompanying abbreviated financial statements of Rustenburg Operations of Anglo American Platinum Limited (the “Company”), which comprise the Statements of Assets Acquired and Assumed Liabilities as of 31 December 2015, 2014 and 2013 and the Statements of Direct Expenses for the years then ended, and a summary of significant accounting policies and other explanatory information (together the “abbreviated financial information”).

Directors’ Responsibility for the Abbreviated Financial Information

The directors are responsible for the preparation and fair presentation of the abbreviated financial information in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the abbreviated financial information that is free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the abbreviated financial information based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the abbreviated financial information is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the abbreviated financial information. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the abbreviated financial information, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the abbreviated financial information in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the abbreviated financial information.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the abbreviated financial information presents fairly, in all material respects, the assets acquired and liabilities assumed of the Rustenburg Operations of Anglo American Platinum Limited as of 31 December 2015, 2014 and 2013 and its direct expenses for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

The accompanying abbreviated financial information was prepared for purposes of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1 to the abbreviated financial information, and are not intended to be a complete presentation of the Rustenburg Operations’ assets, liabilities, or results of operations. Our opinion is not modified with respect to this matter.

Deloitte & Touche

Registered Auditor

Per: JHW De Kock

Partner

17 April 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sibanye Gold Limited

Date: April 17, 2017	By:	/s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer